September 5, 2003

Securities and Exchange Commission
450 5 Street, N.W.

Washington  DC  50549

RE:  North American Separate Account VAI

Commissioners:

Enclosed for filing under the Securities Act of 1933 please find a copy of a Registration Statement on form N-4, registering a new class of variable annuity policies under that Act.

The North American Separate Account VAI ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-21426).

The North American Company for Life and Health Insurance Company of New York and the Separate Account are filing a related application for appropriate exemptive relief under the Investment Company Act of 1940.

Financial statements, exhibits not included herein, and certain other information will be added by pre-effective amendment.

If you have any questions about this filing, please contact Fred Bellamy of Sutherland Asbill and Brennan LLP at 202-383-0126.

/s/


Therese M. Michels
Assistant Vice President and
Deputy Compliance Officer

                     As filed with the Securities and Exchange Commission on September 5, 2003
                                                                                         Registration Nos. 333-____
                                                                                                       and 811-21426
-------------------------------------------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
-------------------------------------------------------------------------------------------------------------------

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                                               |X|

                         Pre-Effective Amendment No.                                                             |_|
                      Post-Effective Amendment No. ____                                                          |_|
                                       and

             REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY                                                 |X|

                                   ACT OF 1940
                             Amendment No. ____                                                                  |_|


                      NORTH AMERICAN SEPARATE ACCOUNT VA I
                           (Exact Name of Registrant)

        NORTH AMERICAN COMPANY FOR LIFE AND HEALTH INSURANCE OF NEW YORK
        ----------------------------------------------------------------
                               (Name of Depositor)

                    990 Stewart Avenue, Garden City, NY 11530
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                 (516) 228-8899

Name and Address of Agent for Service:                                          Copy to:

Stephen P. Horvat, Jr.                                                          Frederick R. Bellamy, Esq.
Senior Vice President, Secretary and General Counsel                            Sutherland Asbill & Brennan LLP
North American Company for Life and Health Insurance of New York                275 Pennsylvania Avenue, N.W.
Sammons Financial Group                                                         Washington, DC  20004-2415
525 W. Van Buren
Chicago, IL  60607

It is proposed that this filing will become effective:
|_| Immediately upon filing pursuant to paragraph (b) of Rule 485
|_| On __________ pursuant to paragraph (b) of Rule 485
|_| 60 days after filing pursuant to paragraph (a) of Rule 485
|_| On pursuant to paragraph (a) of Rule 485

                               -------------------

                      Title of securities being registered:
                           North American Advantage NY
             Individual Flexible Premium Variable Annuity Contracts.

Approximate Date of Proposed Public Offering:
----------------------------------------------------------

As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     North American Advantage NY Prospectus

                                ___________, 2003

                   Flexible Premium Deferred Variable Annuity
   issued by: North American Company for Life and Health Insurance of New York
                through the North American Separate Account VA I

Please read this prospectus for details on the contract being offered to You and keep it for future reference. This prospectus sets forth the information that a prospective investor should know before investing. This prospectus is valid only when accompanied by the Funds' current prospectuses.

The North American Advantage NY (the "contract ") offers You a unique menu of benefits and riders that may be particularly useful to You in meeting Your long-term savings and retirement needs. There are, however, costs and charges associated with these optional riders. We (North American Company for Life and Health Insurance of New York) encourage You to carefully consider the costs and benefits of each rider You select to ensure that these riders are consistent with Your personal investment goals and needs. The minimum initial premium for a non-qualified contract is $10,000 (unless You elect an optional rider, at an additional cost). The minimum initial premium for a qualified contract is $2,000.

If You elect the 4% bonus credit rider, We will add a bonus credit to each premium payment that You make in the first contract year. Electing a bonus credit rider may be beneficial to You only if You own the contract for a sufficient length of time, and the investment performance of the underlying portfolios is sufficient to compensate for the additional charge associated with the bonus credit rider. Over time, the value of the bonus may be more than offset by higher charges associated with the bonus credit.

You may allocate Your premiums to Our Fixed Account and/or to the Separate Account investment divisions (see Definitions) that invest in the portfolios listed on the following page.

A Statement of Additional Information ("SAI") about the contract and the North American Separate Account VA I is available by checking the appropriate box on the application form or by writing to Us at:

        North American Company for Life and Health Insurance of New York
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                                 1-877-586-0240.

The SAI, dated _________, 2003, has been filed with the U.S. Securities and Exchange Commission ("SEC"), and is incorporated herein by reference. The table of contents of the SAI is included at the end of this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information. You may also read and copy these materials at the SEC's public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC's public reference room.

The mutual fund portfolios are part of the following series funds or trusts:

o Alger American Fund                             o J.P. Morgan Series Trust II
o American Century Variable Portfolios, Inc.      o Lord Abbett Series Fund, Inc
o Calvert Variable Series, Inc.                   o MFS(R)Variable Insurance TrustSM
o Fidelity's Variable Insurance Products Fund     o PIMCO Variable Insurance Trust
  Initial Class, and Service Class 2
o INVESCO Variable Investment Funds, Inc          o Rydex Variable Trust
o Janus Aspen Series                              o Van Eck Worldwide Insurance Trust

Your accumulation value in the investment divisions will increase or decrease based on investment performance. You bear this risk. No one insures or guarantees any of these investments. Separate prospectuses describe the investment objectives, policies and risks of the portfolios.

The SEC has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The contracts involve investment risk, including possible loss of principal. The contracts are not a deposit of, or guaranteed or endorsed by, any bank or depository institution, and the contracts are not federally insured by the federal deposit insurance corporation or any other agency.

                     SEPARATE ACCOUNT INVESTMENT PORTFOLIOS

1.       Alger American Growth Portfolio               28.      INVESCO VIF-Health Sciences Fund
------------------------------------------------------------------------------------------------------------------
2.       Alger American Leveraged AllCap Portfolio     29.      INVESCO VIF-Technology Fund
------------------------------------------------------------------------------------------------------------------
3.       Alger American Mid-Cap Growth Portfolio       30.      INVESCO VIF-Utilities Fund
------------------------------------------------------------------------------------------------------------------
4.       Alger American Small Capitalization           31.      Janus Aspen Series Growth & Income Portfolio
         Portfolio
------------------------------------------------------------------------------------------------------------------
5.       American Century VP Balanced Portfolio        32.      J.P. Morgan Series Trust II Bond Portfolio
------------------------------------------------------------------------------------------------------------------
6.       American Century VP Capital Appreciation      33.      J.P. Morgan Series Trust II Small Company Portfolio
         Portfolio
------------------------------------------------------------------------------------------------------------------
7.       American Century VP Income & Growth           34.      Lord Abbett Series Fund, Inc. Growth & Income
         Portfolio                                              Portfolio
------------------------------------------------------------------------------------------------------------------
8.       American Century VP International Portfolio   35.      Lord Abbett Series Fund, Inc. International
                                                                Portfolio
------------------------------------------------------------------------------------------------------------------
9.       American Century VP Value Portfolio           36.      Lord Abbett Series Fund, Inc. Mid-Cap Value
                                                                Portfolio
------------------------------------------------------------------------------------------------------------------
10.      Calvert VS Social Equity Portfolio            37.      MFS(R) VIT Emerging Growth Series
------------------------------------------------------------------------------------------------------------------
11.      Calvert VS Social Mid Cap Growth Portfolio    38.      MFS(R) VIT Investors Trust Series
------------------------------------------------------------------------------------------------------------------
12.      Calvert VS Social Small Cap Growth Portfolio  39.      MFS(R) VIT New Discovery Series
------------------------------------------------------------------------------------------------------------------
13.      Fidelity VIP Asset Manager: Growth Portfolio  40.      MFS(R) VIT Research Series
------------------------------------------------------------------------------------------------------------------
14.      Fidelity VIP Asset Managersm Portfolio        41.      PIMCO VIT High Yield Portfolio
------------------------------------------------------------------------------------------------------------------
15.      Fidelity VIP Balanced Portfolio               42.      PIMCO VIT Low Duration Portfolio
------------------------------------------------------------------------------------------------------------------
16.      Fidelity VIP Contrafund(R)Portfolio           43.      PIMCO VIT Real Return Portfolio
------------------------------------------------------------------------------------------------------------------
17.      Fidelity VIP Equity-Income Portfolio          44.      PIMCO VIT Total Return Portfolio
------------------------------------------------------------------------------------------------------------------
18.      Fidelity VIP Growth & Income Portfolio        45.      Rydex VT Arktos Fund
------------------------------------------------------------------------------------------------------------------
19.      Fidelity VIP Growth Opportunities Portfolio   46.      Rydex VT Nova Fund
------------------------------------------------------------------------------------------------------------------
20.      Fidelity VIP Growth Portfolio                 47.      Rydex VT OTC Fund
------------------------------------------------------------------------------------------------------------------
21.      Fidelity VIP High Income Portfolio            48.      Rydex VT U.S. Government Money Market Fund
------------------------------------------------------------------------------------------------------------------
22.      Fidelity VIP Index 500 Portfolio              49.      Rydex VT Ursa Fund
------------------------------------------------------------------------------------------------------------------
23.      Fidelity VIP Investment Grade Bond Portfolio  50.      Van Eck Worldwide Bond
------------------------------------------------------------------------------------------------------------------
24.      Fidelity VIP MidCap Portfolio                 51.      Van Eck Worldwide Emerging Markets Fund
------------------------------------------------------------------------------------------------------------------
25.      Fidelity VIP Money Market Portfolio           52.      Van Eck Worldwide Hard Assets Fund
------------------------------------------------------------------------------------------------------------------
26.      Fidelity VIP Overseas Portfolio               53.      Van Eck Worldwide Real Estate
------------------------------------------------------------------------------------------------------------------
27.      INVESCO VIF-Financial Services Fund
------------------------------------------------------------------------------------------------------------------

This prospectus generally describes only the variable portion of the policy, except where the General Account is specifically mentioned.

You should read this prospectus carefully and keep it for future reference. You should also have and read the current prospectuses for the funds.

                                TABLE OF CONTENTS
                                                                                                                 Page

TABLE OF CONTENTS.................................................................................................3

Definitions.......................................................................................................6

FEE TABLE.........................................................................................................8

EXPENSE EXAMPLES..................................................................................................9

SUMMARY..........................................................................................................10
      Features of North American Advantage NY....................................................................10
           Your "Free Look" Right................................................................................10
           Your Accumulation Value...............................................................................10
           Flexible Premium Payments.............................................................................11
           Bonus Credit Rider....................................................................................11
           Minimum Premium Rider.................................................................................11
           Investment Choices....................................................................................11
           Transfers.............................................................................................14
           Surrenders............................................................................................14
           Partial Waiver of Surrender Charge - Charitable Remainder Trust.......................................15
      Charges and Fees...........................................................................................15
           Mortality and Expense Risk Charge.....................................................................16
           Annual Maintenance Fee................................................................................16
           Transfer Fee..........................................................................................16
           Premium Taxes.........................................................................................16
      Optional Rider Charges.....................................................................................17
           Bonus Credit Rider....................................................................................17
           Minimum Premium Rider.................................................................................17
           Higher Education Rider................................................................................17
           Charitable Remainder Trust Endorsement................................................................17
      Suitability of the Contracts...............................................................................18
      Death Benefit..............................................................................................18
      Other Products.............................................................................................18
      Correspondence and Inquiries...............................................................................18
      Financial Information......................................................................................19
SEPARATE ACCOUNT VA I AND THE FUNDS..............................................................................19
      Our Separate Account And Its Investment Divisions..........................................................19
           The Funds.............................................................................................19
           Investment Policies Of The Funds' Portfolios..........................................................19
      Amounts In Our Separate Account............................................................................24
      We Own The Assets Of Our Separate Account..................................................................25
      Our Right To Change How We Operate Our Separate Account....................................................25
THE FIXED ACCOUNT................................................................................................26
DETAILED INFORMATION ABOUT THE CONTRACT..........................................................................27
      Requirements for Issuance of a Contract....................................................................27
           Minimum Premium Rider.................................................................................27
      Free Look..................................................................................................28
      Tax-Free "Section 1035" Exchanges..........................................................................28
      Allocation of Premium Payments.............................................................................28
           Changing Your Premium Allocation Percentages..........................................................28
           Bonus Credit Rider....................................................................................29
      Your Accumulation Value....................................................................................29
           Transfers of Accumulation Value.......................................................................29
      Market Timing and Excessive Trading Limits.................................................................30
      Surrenders.................................................................................................30
      Dollar Cost Averaging......................................................................................31
      Fixed Account Dollar Cost Averaging ("Fixed Account DCA")..................................................32
      Portfolio Rebalancing......................................................................................33
           Fixed Account Earnings Sweep Program..................................................................33
      Systematic Withdrawals.....................................................................................34
      Free Surrender Amount......................................................................................34
      Partial Waiver of Surrender Charge - Charitable Remainder Trust............................................35
      Death Benefit..............................................................................................35
      Payment of Death Benefits..................................................................................36
      Higher Education Rider.....................................................................................36
CHARGES, FEES AND DEDUCTIONS.....................................................................................36
      Surrender Charges on Surrenders............................................................................36
      Mortality and Expense Risk Charge..........................................................................37
      Annual Maintenance Fee.....................................................................................37
      Rider Charges..............................................................................................38
      Transfer Charge............................................................................................38
      Charges In The Funds.......................................................................................38
      Premium Taxes..............................................................................................38
      Other Taxes................................................................................................38
FEDERAL TAX STATUS...............................................................................................38
      Introduction...............................................................................................38
      Annuity Contracts in General...............................................................................39
      Qualified and Nonqualified Contracts.......................................................................39
      Diversification and Distribution Requirements..............................................................40
      Surrenders - Nonqualified Contracts........................................................................40
      Taxation of Death Benefit Proceeds.........................................................................41
      Withholding................................................................................................41
      Annuity Payments...........................................................................................41
      Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations.................................42
      Transfers, Assignments or Exchange of Contracts............................................................42
      Possible Tax Law Changes...................................................................................42
      Separate Account Charges...................................................................................42
MATURITY DATE....................................................................................................42
      Selecting an Annuity Option................................................................................43
           Fixed Options.........................................................................................44
           Variable Options......................................................................................44
           Payout Options........................................................................................44
           Transfers after the Maturity Date.....................................................................45
ADDITIONAL INFORMATION...........................................................................................45
      North American Company for Life and Health Insurance of New York...........................................45
      Fund Voting Rights.........................................................................................46
           How We Determine Your Voting Shares...................................................................46
      Our Reports to Owners......................................................................................47
      Contract Periods, Anniversaries............................................................................47
      Dividends..................................................................................................47
      Performance................................................................................................47
      Your Beneficiary...........................................................................................48
      Assigning Your Contract....................................................................................48
      When We Pay Proceeds From This Contract....................................................................48
      Sales Agreements...........................................................................................49
      Regulation.................................................................................................50
      Legal Matters..............................................................................................50
Financial Statements.............................................................................................51
Statement of Additional Information..............................................................................52

                                   Definitions

Accumulation Unit means the units credited to each investment division in the Separate Account before the maturity date.

Accumulation Value means the sum of the amounts You have in Our Fixed Account and in the investment divisions of Our Separate Account less any administration fees under Your in force contract.

Annuitant means the person(s), designated by the owner, to whom periodic income will be paid. This is the person whose life is used to determine the amount and duration of any periodic income involving life contingencies. The annuitant will be considered the owner unless otherwise stated.

Annuity Unit means the units in the Separate Account, after the maturity date that are used to determine the amount of the annuity payment.

Attained Age means the issue age plus the number of complete contract years since the issue date.

Beneficiary means the person or persons to whom the contract's death benefit is paid when the owner or annuitant dies before the maturity date.

Business Day means any day the New York Stock Exchange is open. Our business day ends when the New York Stock Exchange closes for regular trading.

Contract Anniversary means the same date in each contract year as the issue date.

Contract Month means a month that starts on the same date as the issue date in each month.

Contract Year means a year that starts on the issue date or on each anniversary thereafter.

Death Benefit means the amount We will pay when We receive due proof of the death of the owner or annuitant, prior to the maturity date and an election of how the death benefit is to be paid.

Earnings means the excess, if any, of Your accumulation value over the net premiums paid into this contract.

Executive Office means our office located at 990 Stewart Avenue, Suite 200, Garden City, NY 11530. Please use our Principal Office address and telephone number for all correspondence, payments, and inquiries.

Funds mean the investment companies, more commonly called mutual funds, available for investment by Our Separate Account on the issue date or as later changed by Us.

Investment Division means a division of Our Separate Account which invests exclusively in the shares of a specified portfolio of the funds.

Issue Age means the age of the annuitant on the nearest birthday before the issue date.

Issue Date means the date the contract goes into effect and from which contract anniversaries and contract years are determined.

Maturity Date means the date, specified in the contract, when annuity payments are to begin. The maximum maturity date is the later of (a) the contract anniversary immediately following the annuitant's 90th birthday or (b) the first day of the 10th contract year.

Net Premium means Your premium payment(s) minus any surrenders and any surrender charges.

Owner means the person who purchases a North American Advantage NY contract and makes the premium payments and is referred to as "You." The owner is entitled to exercise all rights and privileges provided in the contract.

Payee means the person who is entitled to receive annuity payments after an annuity is effected. On or after the maturity date, the annuitant will be the payee. If the annuitant or the owner dies prior to the maturity date, then the beneficiary is the payee.

Principal Office means where You write to Us to pay premiums or take other action, such as transfers between investment divisions. The address is:

        North American Company for Life and Health Insurance of New York
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                                 1-877-586-0240.

Separate Account means the North American Separate Account VA I that receives and invests Your premiums under the contract.

Surrender Value means the Fixed Account accumulation value plus the Separate Account accumulation value on the date of surrender minus any surrender charge, premium tax and annual maintenance fee.

Valuation Period means the time beginning at the close of the New York Stock Exchange on one business day and ending at the close of the New York Stock Exchange on the next business day.

                                    FEE TABLE

The following tables describe the fees and expenses that You will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that You will pay at the time that You buy the contract, surrender the contract, or transfer cash value between investment options. State premium taxes may also be deducted.

         Contract Owner Transaction Expenses                     Charge

         Sales Load Imposed on Purchase                          None
         Maximum Surrender Charge                                7.00%
         Transfer Fee                                            $0-$151

The next table describes the fees and expenses that You will pay periodically during the time that You own the contract, not including portfolio company fees and expenses.

                                                            Guaranteed Maximum           Current Charge

Annual Maintenance Fee2                                     $60                           $30
Separate Account Annual Expeneses
(as a percentage of average account value)
    Mortality and Expense Risk Charge                       0.95%                         0.95%
Optional Rider Charges:
    Bonus Credit Premium Rider Charge                       0.70%                         0.60%
    Minimum Premium Rider Charge                            0.50%                         0.25%
    Charitable Remainder Trust Rider Charge                 None                          None
    Higher Education Rider Charge                           4.00%                         0.95%
Total Separate Account Expenses with All Optional Charges   6.15%                         2.75%
                                                            ----                          ----

The next item shows the minimum and maximum total operating expenses charged by the portfolio companies for the year ended December 31, 2002 (before any fee waiver or expense reimbursement). Expenses may be higher or lower in the future. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.
_____________________________________________

1 We reserve the right to impose a $15 charge for each transfer after the twelfth (12th) transfer in a contract year.

2 The annual maintenance fee is deducted proportionally from the accumulation value at the time of the charge. We reserve the right to change this fee, however, it will not exceed $60 per contract year. The annual maintenance fee is reflected in the examples below by a method intended to show the "average" impact of the annual maintenance fee on an investment in the separate account. The annual maintenance fee is deducted only when the net premiums are less than $50,000. In the example, the annual maintenance fee is approximated as a 0.09% annual asset charge based on the anticipated average net premiums of the contracts.


Total Annual Portfolio Company Operating Expenses             Minimum  Maximum
                                                              -------  -------
(expenses that are deducted from portfolio company
assets, including management fees, distribution, and/or
service (12b-1) fees and other expenses.)                       0.29%   3.88%

                                EXPENSE EXAMPLES

These Examples are intended to help You compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and portfolio company fees and expenses.

Both Examples assumes that You invest $10,000 in the contract for the time periods indicated. The Examples also assume that Your investment has a 5% return each year. Although Your actual costs may be higher or lower, based on these assumptions, Your costs would be:

Example 1: All optional riders are elected; guaranteed charges; maximum portfolio expenses.

(1) If You surrender or annuitize Your contract at the end of the applicable time period:

         1 Year         3 Years
         $2,463         $5,307

(2) If You do NOT surrender Your contract:
         1 Year         3 Years
         $1,833         $4,767

Example 2: No optional riders are elected; current charge levels; lowest portfolio expenses.

(1) If You surrender or annuitize Your contract at the end of the applicable time period:

         1 Year         3 Years
         $766           $962

(2) If You do NOT surrender Your contract:
         1 Year         3 Years
         $136           $422
                                     SUMMARY

In this prospectus "We", "Our", and "Us" mean North American Company for Life and Health Insurance of New York. "You" and "Your" mean the owner of the contract. We refer to the person who is covered by the contract as the "annuitant", because the annuitant and the owner might not be the same.

The detailed information appearing later in this prospectus further explains the following summary. This summary must be read along with that detailed information. Unless otherwise indicated, the description of the contract in this prospectus assumes that the contract is in force.

Features of North American Advantage NY

The North American Advantage NY contract provides You with a basic contract to which You can add optional riders. For each optional rider You choose, a corresponding charge will be deducted. The flexible premium deferred variable annuity contracts described in this prospectus provide for accumulation of the accumulation value and payment of annuity payments on a fixed or variable basis. The contracts are designed to aid individuals in long-term planning for retirement or other long-term purposes.

The contracts are available for situations that do not qualify for the special federal tax advantages available under the Internal Revenue Code (non-qualified contract) and for retirement plans which do qualify for those tax advantages (qualified contract).

This prospectus generally describes only the variable portion of the contract, except where the Fixed Account is specifically mentioned.

Your "Free Look" Right

You have a right to examine the contract and return it to Us for a full refund of the greater of accumulation value (less any premium bonus) or paid premiums. Your request generally must be postmarked no later than 10 days after You receive Your contract. (See "Free Look" on page 28 for more details.)

Your Accumulation Value

Your accumulation value depends on:

o the amount and frequency of premium payments,

o the selected portfolio's investment experience,

o interest earned on amounts allocated to the Fixed Account,

o surrenders, and

o charges and deductions.

You bear the investment risk under the contract (except for amounts in the Fixed Account). There is no minimum guaranteed accumulation value with respect to any amounts allocated to the Separate Account. (See "Your Accumulation Value" on page 29.)

Flexible Premium Payments

You may pay premiums whenever You want and in whatever amount You want, within certain limits. We generally require an initial minimum premium of at least $10,000. Other premium payments must be at least $50.

You may choose a planned periodic premium. You need not pay premiums according to the planned schedule.

Bonus Credit Rider

If You select the bonus credit rider, then we will apply a credit of 4.0% to each premium payment that You make in the first contract year. In exchange for this credit, we will charge an additional fee against Your separate account accumulation value during the first seven contract years. Over time, the amount of the fees may exceed the amount of the bonus credits. In general, in order to receive a benefit from this rider, the Separate Account must experience a certain level of positive performance over a number of years and the contract must not be surrendered during the first nine years. Generally, the higher the rate of return, the more advantageous the Bonus Credit Rider becomes and vice versa.

Because the 0.60% charge associated with the Bonus Credit Rider will be assessed against the entire Separate Account value for the first seven contract years, contract owners who anticipate making additional premium payments after the first contract year should carefully examine the Bonus Credit Rider and consult their financial advisor regarding its desirability. Note carefully that the charge will be assessed against the Separate Account accumulated value attributable to premium payments made in years one through seven, but no bonus will be credited with respect to premium payments made anytime after the first contract year.

If You exercise Your free look right and cancel the contract, we will retain that proportion of the accumulation value provided by any bonus credits above Your premium payments.

Minimum Premium Rider

If You elect this rider, Your minimum initial premium requirement under a non-qualified contract will be only $2,000. You will incur an additional charge against Your separate account accumulation value until Your net premium (premiums less partial surrenders) is equal to or greater than the regular premium requirement of $10,000. Once Your net premium exceeds $10,000, the additional charge against Your separate account accumulation value will end, even if in the future Your separate account accumulation falls below $10,000 due to negative investment performance. If, however, Your net premium never becomes greater than $10,000, then You will continue to incur the additional charge against Your separate account accumulation value until the maturity date.

Investment Choices

You may allocate Your accumulation value to the investment divisions of Our Separate Account or to Our Fixed Account, which pays interest at a declared rate, or to a combination of these options.

Each of the Separate Account investment divisions invests in shares of a corresponding portfolio of a "series" type mutual fund:

1. Alger American Fund
2. American Century's Variable Portfolios, Inc.
3. Calvert Variable Series, Inc.
4. Fidelity's Variable Insurance Products Fund Initial Class and Service Class 2
5. INVESCO Variable Investment Funds, Inc.
6. Janus Aspen Series
7. J.P. Morgan Series Trust II
8. Lord Abbett Series Fund, Inc.
9. MFS(R)Variable Insurance Trust
10.PIMCO Variable Insurance Trust
11.Rydex Variable Trust
12.Van Eck Worldwide Insurance Trust

Each portfolio may have different investment policies and objectives.
For a full description of the portfolios, see the Funds' prospectuses, which accompany this prospectus. (See The Funds on page 19.)

The investment divisions that invest in portfolios of the Alger American Fund are:

o Alger American Growth Portfolio
o Alger American Leveraged AllCap Portfolio
o Alger American MidCap Growth Portfolio
o Alger American Small Capitalization Portfolio

The investment divisions that invest in portfolios of the American Century Variable Portfolios, Inc. are:

o VP Balanced Portfolio
o VP Capital Appreciation Portfolio
o VP Income & Growth Portfolio
o VP International Portfolio
o VP Value Portfolio

The investment divisions that invest in portfolios of the Calvert Variable Series, Inc. are:

o Calvert Variable Series Social Equity Portfolio
o Calvert Variable Series Social Mid Cap Growth Portfolio
o Calvert Variable Series Social Small Cap Growth Portfolio

The investment divisions that invest in portfolios of Fidelity's Variable Insurance Products Fund are:

o VIP Asset Managersm Portfolio
o VIP Asset Manager: Growth Portfolio
o VIP Balanced Portfolio
o VIP Contrafund(R) Portfolio
o VIP Equity-Income Portfolio
o VIP Growth & Income Portfolio
o VIP Growth Opportunities Portfolio
o VIP Growth Portfolio
o VIP High Income Portfolio
o VIP Index 500 Portfolio
o VIP Investment Grade Bond Portfolio
o VIP MidCap Portfolio
o VIP Money Market Portfolio
o VIP Overseas Portfolio

The investment divisions that invest in portfolios of the INVESCO Variable Investment Funds, Inc. are:

o VIF-Financial Services Fund
o VIF-Health Sciences Fund
o VIF-Technology Fund
o VIF-Utilities Fund

The investment divisions that invest in portfolios of the J.P. Morgan Series Trust II are:

o J.P. Morgan Series Trust II Bond Portfolio
o J.P. Morgan Series Trust II Small Company Portfolio

The investment divisions that invest in portfolios of the Janus Aspen Series are:

o Janus Growth and Income Portfolio

The investment divisions that invest in portfolios of the Lord Abbett Series Fund, Inc. are:

o Lord Abbett Growth & Income Portfolio
o Lord Abbett International Portfolio
o Lord Abbett MidCap Value Portfolio

The investment divisions that invest in portfolios of the MFS(R) Variable Insurance Trustsm are:

o VIT Emerging Growth Series
o VIT Investors Trust Series
o VIT New Discovery Series
o VIT Research Series

The investment divisions that invest in PIMCO Variable Insurance Trust are:

o PIMCO VIT High Yield Portfolio
o PIMCO VIT Low Duration Portfolio
o PIMCO VIT Real Return Portfolio
o PIMCO VIT Total Return Portfolio

The investment divisions that invest in Rydex Variable Trust are:
o Rydex VT Arktos Fund
o Rydex VT Nova Fund
o Rydex VT OTC Fund
o Rydex VT U.S. Government Money Market Fund
o Rydex VT Ursa Fund

The investment divisions that invest in portfolios of the Van Eck Worldwide Insurance Trust are:

o Worldwide Bond Fund
o Worldwide Emerging Markets Fund
o Worldwide Hard Assets Fund
o Worldwide Real Estate Fund

Each portfolio pays a different investment management or advisory fee and different operating expenses. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company. See "Investment Policies Of The Funds' Portfolios" on page 19, and "Charges In The Funds" on page 38.

Transfers

Prior to maturity date, You may transfer Your accumulation value among the investment divisions and between the Fixed Account and the investment divisions (although we may restrict or eliminate this transfer privilege at any time). After the maturity date, You may make only two transfers each year among the Separate Account investment divisions.

We require a minimum amount, usually $200 (or 100% of an investment division if less than $200), for each transfer.

Currently, We do not charge for making transfers. However, We reserve the right to assess a $15 administrative charge for each transfer after the 12th transfer in a contract year.

Transfer requests received before the New York Stock Exchange closes will take effect on that business day. Otherwise, the request will take effect on the business day following the day We receive Your request. Unit values are determined at the close of business on the day the request takes effect. See definition of "business day."

For limitations on transfers to and from the Fixed Account, see "THE FIXED ACCOUNT" on page 26.

Surrenders

You may generally withdraw all or part of Your surrender value at any time, before annuity payments begin. You may also elect a systematic withdrawal option (See "Systematic Withdrawals" on page 34.) (Your retirement plan may restrict surrenders.) You may withdraw up to 10% of Your net premiums (premiums less prior surrenders, as determined on the date of the surrender), once each contract year without incurring a surrender charge. (See "Free Surrender Amount" on Page 29). We may impose a surrender charge on any surrender in excess of the free surrender amount (including surrenders to begin annuity payments), and upon full surrender We may also deduct an annual maintenance fee. The amount You request plus any surrender charge will be deducted from Your accumulation value. You may take a surrender in a lump sum or use it to purchase an annuity that will continue as long as You live or for some other period You select. A surrender may have negative tax consequences, including a 10% tax penalty on certain surrenders prior to age 59 1/2. Under non-qualified contracts, earnings, if any, are withdrawn first for tax purposes and are taxed as ordinary income. (See "Surrender Charges on Surrenders" on page 36, " FEDERAL TAX STATUS" on page 38, and "Selecting an Annuity Option" on page 43.) Surrenders from contracts used for tax-qualified retirement plans may be restricted or penalized by the terms of the plan or applicable law.

Partial Waiver of Surrender Charge - Charitable Remainder Trust.

This benefit provides for a potential increase in the free surrender amount. Under this benefit, the free surrender amount is the greater of: a) Your accumulation value less Your net premiums at the close of the prior business day or b) 10% of Your net premiums at the time of the partial surrender. There is no charge for this benefit and it is only available if the owner is a Charitable Remainder Trust.

Charges and Fees

Sales expenses are not deducted from premium payments. However, a surrender charge may be assessed against premium payments when they are withdrawn, including surrenders to effect an annuity and systematic withdrawals. (See "Surrender Charges on Surrenders" on page 36.)The length of time between the receipt of each premium payment and the surrender determines the surrender charge. For this purpose, premium payments will be deemed to be withdrawn in the order in which they are received and all surrenders will be made first from premium payments and then from other accumulation values. The charge is a percentage of the premium withdrawn and is as follows:

               Length of Time                                   Surrender
             From Premium Payment                                Charge
              (Number of Years)

                       1                                            7%
                       2                                            7%
                       3                                            6%
                       4                                            5%
                       5                                            4%
                       6                                            3%
                       7                                            2%
                      8+                                            0%

No surrender charge will be assessed upon:
a. payment of death benefits; or
b. exercise of the free look right.

In addition, the surrender charge may be partially waived pursuant to the Charitable Remainder Trust rider.

Certain conditions may apply to these waivers. Please refer to Your contract for details. Surrenders may be subject to tax consequences. (See " FEDERAL TAX STATUS" on page 38.)

Mortality and Expense Risk Charge

We currently deduct a 0.95% per annum charge against all accumulation values held in the Separate Account for assuming the mortality and expense risks under the contract. (See "Mortality and Expense Risk Charge" on page 37.)

Annual Maintenance Fee

We deduct an annual maintenance fee of $30 from each contract. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. Currently, We waive the $30 annual maintenance fee for contracts with net premiums of $50,000 or more on the contract anniversary. (See "CHARGES, FEES AND DEDUCTIONS" on page 36.)

Transfer Fee

There may be a $15 charge for each transfer in excess of 12 in any one contract year.

Premium Taxes

We will deduct from Your accumulation value at surrender, death or annuitization the amount of any premium taxes levied by a state or any government entity. (See "Premium Taxes" on page 38).

Optional Rider Charges

You may add various riders to the basic contract. You must elect these riders on Your contract application. We may deduct a corresponding charge for each optional rider You elect. These are daily charges, as a percentage of Your daily accumulation value, at the annual rates specified below. Charges for these optional riders are in addition to the charges for the basic contract (stated above). If You elect all of these riders, the total Separate Account expenses currently would be 2.75% per year. We reserve the right to change the charge for each optional rider. Once elected, these optional riders may not be terminated (except for the Higher Education Rider).

The following brief descriptions of the riders are only summaries. Each rider is subject to particular terms and conditions that are specified in the rider itself, so You should read each rider carefully if You are interested in it.

Bonus Credit Rider

If You elect this rider on Your application, then We will credit a 4.0% bonus credit to Your premium payments received during the first contract year. We will deduct an additional daily charge assessed against Your Separate Account accumulation value during the first seven contract years at the annual rate noted in the Fee Table above. Over time, the amount of fees may exceed the amount of the Bonus Credits.

Minimum Premium Rider

If You elect this rider on Your application, then We will lower the amount of the minimum initial premium required for non-qualified contracts from $10,000 to $2,000 for an additional daily charge against Your Separate Account accumulation value until Your net premium is greater than the regular minimum premium requirement of $10,000. If the net premium is never greater than $10,000, then the additional daily charge will continue until the maturity date. The charge for this rider is at the annual rate noted in the Fee Table above.

Higher Education Rider

If You elect this rider on Your application, then on a full or partial surrender after the seventh contract anniversary, We will provide an extra benefit equal to 10% of the gain under the contract, if any, of the partial or full surrender amount. This rider is only available for non-qualified contracts. Under this rider, You may request surrenders, made directly payable to a United States accredited institution of higher education, at any time after the seventh contract anniversary. We will deduct an additional daily charge against Your Separate Account accumulation value (until the maturity date) at the annual rate noted in the Fee Table. We continue to deduct this charge even during periods when there is no gain on the accumulation value and, therefore, no benefits available.

Charitable Remainder Trust Endorsement

This benefit provides for a potential increase in the free surrender amount. Under this benefit, the free surrender amount is the greater of: a) Your accumulation value less Your net premiums at the close of the prior business day or b) 10% of Your net premiums at the time of the partial surrender. There is no charge for this benefit and it is only available if the owner is a Charitable Remainder Trust.

Suitability of the Contracts

Because of the surrender charge and other expenses, the contracts are not appropriate for short-term investment. The contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as IRAs and 401(k) plans. The tax-deferred feature of the contracts is most favorable to those in high tax brackets. The tax-deferred feature is not necessary for a tax-qualified plan. In such instances, purchasers should consider whether other features, such as the death benefit, lifetime annuity payments, and optional riders make the contract appropriate for their purposes. Before purchasing a contract for use in a qualified plan, You should obtain competent tax advice both as to the tax treatment of the Contract and the suitability of the investment.

Death Benefit

The North American Advantage NY contract pays a death benefit when the annuitant or owner's dies before the maturity date if the contract is still in force. The death benefit is equal to the greater of (a) the accumulation value or (b) net premiums. Premium taxes may be deducted from the death benefit proceeds.

Other Products

We may offer other variable annuity contracts through Our Separate Account that also invest in some of the same portfolios. These contracts may have different charges and may offer different benefits. We encourage You to carefully consider the costs and benefits of the contract to ensure that it is consistent with Your personal investment goals and needs. To obtain more information about these contracts, contact Your agent, or call us at 1-877-586-0240.

Correspondence and Inquiries

If You have any questions about Your contract or need to make changes, then contact Your financial representative who sold You the contract, or contact Us at Our Principal Office at:

        North American Company for Life and Health Insurance of New York
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266

You may send correspondence and transaction requests to Us by facsimile. The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by facsimile are genuine.

We disclaim any liability for losses resulting from allegedly unauthorized facsimile requests that We believe to be genuine. There are risks associated with requests made by facsimile when the original request is not sent to Our Principal Office. You bear those risks.

Facsimile correspondence and transaction requests may not always be available. Facsimile systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay Our receipt of Your request. If You are experiencing problems, You should make Your correspondence and transaction request in writing.

Financial Information

Our financial statements are in the Statement of Additional Information.

                       SEPARATE ACCOUNT VA I AND THE FUNDS

Our Separate Account And Its Investment Divisions

The "Separate Account" is the North American Separate Account VA I, established under the insurance laws of the State of New York in September 2002. It is a unit investment trust registered with the Securities and Exchange Commission
(SEC) under the Investment Company Act of 1940. This registration does not involve any SEC supervision of its management or investment contracts. The Separate Account has a number of investment divisions, each of which invests in shares of a corresponding portfolio of the Funds. You may allocate part or all of Your net premiums to any of the investment divisions of Our Separate Account.

The Funds

Each of the 53 portfolios available under the contract is commonly called a mutual fund. Our Separate Account buys and sells the shares of each portfolio at net asset value (with no sales or surrender charge). More detailed information about the portfolios and their investment objectives, policies, risks, expenses and other aspects of their operations, appear in their prospectuses, which accompany this prospectus and in the Funds' Statements of Additional Information. You should read the Funds' prospectuses carefully before allocating or transferring money to any portfolio.

We may from time to time receive revenue from the Funds and/or from their managers. The amounts of the revenue, if any, may be substantial and may vary from portfolio to portfolio and may be based on the amount of Our investments in the Funds. Currently, these revenues range from 0.10% to 0.25% of our investment in the funds.

Investment Policies Of The Funds' Portfolios

Each portfolio tries to achieve a specified investment objective by following certain investment policies. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. The objectives of the portfolios are as follows:

Portfolio                          Objective
-----------------------------------------------------------------------------------------------------------------------------
Alger American Fund
-----------------------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio    Seeks long-term capital appreciation. It
                                   focuses on growing companies that generally
                                   have broad product lines, markets, financial
                                   resources and depth of management. Under
                                   normal circumstances, the portfolio invests
                                   primarily in the equity securities of large
                                   companies. The portfolio considers a large
                                   company to have a market capitalization of
                                   $1 billion or greater.
---------------------------------- ------------------------------------------------------------------------------------------
Alger American Leveraged AllCap    Seeks long-term capital appreciation. Under
Portfolio                          normal circumstances, the portfolio
                                   invests, in the equity securities of
                                   companies of any size which demonstrate
                                   promising growth potential. The portfolio
                                   can leverage, that is, borrow money, up to
                                   one-third of its total assets to buy
                                   additional securities. By borrowing money,
                                   the portfolio has the potential to increase
                                   its returns if the increase in value of the
                                   securities purchased exceeds the cost of
                                   borrowing including interest paid on the
                                   money borrowed.
---------------------------------- ------------------------------------------------------------------------------------------
Alger American MidCap Growth       Seeks long-term capital appreciation.  It
Portfolio                          focuses on midsize companies with promising
                                   growth potential.  Under normal
                                   circumstances, the portfolio invests
                                   primarily in the equity securities of
                                   companies having a market capitalization
                                   within the range of companies in the S&P
                                   MidCap 400 Index(R)
---------------------------------- ------------------------------------------------------------------------------------------
Alger American Small               Seeks long-term capital appreciation. It
Capitalization Portfolio           focuses on small, fast growing companies that
                                   offer innovative products, services or
                                   technologies to a rapidly expanding
                                   marketplace. Under normal circumstances, the
                                   portfolio invests primarily in the equity
                                   securities of small capitalization companies.
                                   A small capitalization company is one that
                                   has a market capitalization within the range
                                   of the Russell 2000 Growth Index(R) or the
                                   S&P SmallCap 600(R) Index.
-----------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.
---------------------------------- ------------------------------------------------------------------------------------------
American Century VP Balanced        Seeks capital growth and current income.
Portfolio                           Invests approximately 60 percent of its
                                    assets in common stocks that management
                                    considers to have better than average
                                    potential for appreciation and the rest in
                                    fixed income securities.
---------------------------------- ------------------------------------------------------------------------------------------
American Century VP Capital         Seeks capital growth by investing primarily
Appreciation Portfolio              in common stocks that management considers
                                    to have better-than-average prospects for
                                    appreciation.
---------------------------------- ------------------------------------------------------------------------------------------
American Century VP Income &        Seeks dividend growth, current income and
Growth Portfolio                    capital appreciation. The Portfolio will
                                    seek to achieve its investment objective by
                                    investing in common stocks.
---------------------------------- ------------------------------------------------------------------------------------------
American Century VP                 Seeks capital growth by investing primarily
International Portfolio             in securities of foreign companies that
                                    management believes to have potential for
                                    appreciation.
---------------------------------- ------------------------------------------------------------------------------------------
American Century VP Value           Seeks long-term capital growth with income
Portfolio                           as a secondary objective. Invests primarily
                                    in equity securities of well-established
                                    companies that management believes to be
                                    under-valued.
-----------------------------------------------------------------------------------------------------------------------------
Calvert Variable Series, Inc.,
-----------------------------------------------------------------------------------------------------------------------------
Calvert Variable Series Social     Seeks growth of capital through investment in
Equity Portfolio                   stocks of issuers in industries believed to
                                   offer opportunities for potential capital
                                   appreciation and which meet the Portfolio's
                                   investment and social criteria.
---------------------------------- ------------------------------------------------------------------------------------------
Calvert Variable Series Social     Seeks to provide long-term capital
Mid Cap Growth Portfolio           appreciation by investing primarily in a
                                   nondiversified portfolio of the equity
                                   securities of mid-sized companies that are
                                   undervalued but demonstrate a potential for
                                   growth.
---------------------------------- ------------------------------------------------------------------------------------------
Calvert Variable Series Social     Seeks to provide long-term capital
Small Cap Growth Portfolio         appreciation by investing primarily in
                                   equity securities of companies that have
                                   small market capitalization's.
-----------------------------------------------------------------------------------------------------------------------------
Fidelity's Variable Insurance Products Funds
-----------------------------------------------------------------------------------------------------------------------------
VIP Asset Manager:                 Seeks to maximize total return by allocating
Growth Portfolio                   its assets among stocks, bonds, short-term
                                   instruments, and other investments.
---------------------------------- ------------------------------------------------------------------------------------------
VIP Asset ManagerSM                Seeks high total return with reduced risk
Portfolio                          over the long term by allocating its assets
                                   among the domestic and foreign stocks, bonds
                                   and short-term instruments.
---------------------------------- ------------------------------------------------------------------------------------------
VIP Balanced Portfolio             Seeks both income and growth of capital.
                                   When the Investment Manager's outlook is
                                   neutral, it will invest approximately 60% of
                                   the fund's assets in equity securities and
                                   will always invest at least 25% of the fund's
                                   assets in fixed-income senior securities.
---------------------------------- ------------------------------------------------------------------------------------------
VIP Contrafund(R)                  Seeks to achieve capital appreciation over
Portfolio                          the long term by investing in common stocks
                                   and securities of companies whose value the
                                   manager believes is not fully recognized by
                                   the public.
---------------------------------- ------------------------------------------------------------------------------------------
VIP Equity-Income Portfolio        Seeks reasonable income by investing
                                   primarily in income-producing equity
                                   securities. In choosing these securities,
                                   the Investment Manager will consider the
                                   potential for capital appreciation. The
                                   Portfolio's goal is to achieve a yield which
                                   exceeds the composite yield on the securities
                                   comprising the Standard & Poor's Composite
                                   Index of 500 Stocks.
---------------------------------- ------------------------------------------------------------------------------------------
VIP Growth & Income Portfolio      Seeks high total return, combining current
                                   income and capital appreciation. Invests
                                   mainly in stocks that pay current dividends
                                   and show potential for capital appreciation.
---------------------------------- ------------------------------------------------------------------------------------------
VIP Growth Opportunities           Seeks capital growth by investing primarily
Portfolio                          in common stocks. Although the fund invests
                                   primarily in common stocks, it has the
                                   ability to purchase other securities,
                                   including bonds, which may be lower-quality
                                   debt securities.
---------------------------------- ------------------------------------------------------------------------------------------
VIP Growth Portfolio               Seeks capital appreciation by investing in
                                   common stocks. The adviser invests the
                                   fund's assets in companies the adviser
                                   believes have above-average growth potential.
---------------------------------- ------------------------------------------------------------------------------------------
VIP High Income Portfolio          Seeks a high level of current income by
                                   investing primarily in income-producing debt
                                   securities while also considering growth of
                                   capital. Contract owners should understand
                                   that the fund's unit price may be volatile
                                   due to the nature of the high yield bond
                                   marketplace
---------------------------------- ------------------------------------------------------------------------------------------
VIP Index 500 Portfolio            Seeks to provide investment results that
                                   correspond to the total return of common
                                   stocks publicly traded in the United States
                                   by duplicating the composition and total
                                   return of the Standard & Poor's Composite
                                   Index of 500 stocks.
---------------------------------- ------------------------------------------------------------------------------------------
VIP Investment Grade Bond          Seeks as high a level of current income as is
Portfolio                          consistent with the preservation of capital
                                   by investing in U.S. dollar-denominated
                                   investment-grade bonds.
---------------------------------- ------------------------------------------------------------------------------------------
VIP MidCap Portfolio               Seeks long term growth of capital.
---------------------------------- ------------------------------------------------------------------------------------------
VIP Market Money                   Seeks as high a level of current income as is
Portfolio                          consistent with preservation of capital
                                   and liquidity by investing in U.S. dollar-
                                   denominated money market securities and
                                   repurchase agreements, and entering into
                                   reverse repurchase agreements.
---------------------------------- ------------------------------------------------------------------------------------------
VIP Overseas Portfolio             Seeks long-term growth of capital, primarily
                                   through investments in foreign securities.
-----------------------------------------------------------------------------------------------------------------------------
INVESCO Variable Investment Funds Inc.
---------------------------------- ------------------------------------------------------------------------------------------
INVESCO VIF-Financial              Seeks to make an investment grow by
Services Fund                      aggressive management. The Fund invests
                                   primarily in equity securities of companies
                                   involved in the financial services sector.
---------------------------------- ------------------------------------------------------------------------------------------
INVESCO VIF-Health Sciences Fund   Seeks to make an investment grow by
                                   aggressive management. The Fund invests
                                   primarily in equity securities of companies
                                   that develop, produce, or distribute products
                                   or services related to health care.
---------------------------------- ------------------------------------------------------------------------------------------
INVESCO VIF-Technology Fund        Seeks long-term capital growth. The Fund
                                   invests primarily in equity securities of
                                   companies engaged in technology-related
                                   industries.
---------------------------------- ------------------------------------------------------------------------------------------
INVESCO VIF-Utilities Fund         Seeks capital appreciation and income. The
                                   Fund invests primarily in equity securities
                                   of companies that produce, generate, transmit
                                   or distribute natural gas or electricity, as
                                   well as in companies that provide
                                   telecommunications services, including local,
                                   long distance and wireless, and excluding
                                   broadcasting.
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series
---------------------------------- ------------------------------------------------------------------------------------------
Janus Aspen Series Growth and      Seeks long-term capital growth and current
Income Portfolio                   income.
-----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II
---------------------------------- ------------------------------------------------------------------------------------------
JP Morgan Series Trust II Bond     Seeks to provide high total return consistent
Portfolio                          with moderate risk of capital and maintenance
                                   of liquidity.
---------------------------------- ------------------------------------------------------------------------------------------
JP Morgan Series Trust II Small    Seeks to provide high total return from a
Company Portfolio                  portfolio of small company stocks.
-----------------------------------------------------------------------------------------------------------------------------
Lord Abbett Series Fund, Inc.
---------------------------------- ------------------------------------------------------------------------------------------
Lord Abbett Growth and Income      Seeks long-term growth of capital and income
Portfolio                          without excessive fluctuations in market
                                   value.
---------------------------------- ------------------------------------------------------------------------------------------
Lord Abbett International          Seeks long-term capital appreciation, invests
Portfolio                          primarily in equity securities of non-U.S.
                                   Issuers.
---------------------------------- ------------------------------------------------------------------------------------------
Lord Abbett MidCap Value           Seeks capital appreciation through
Portfolio                          investments, primarily in equity securities,
                                   which are believed to be undervalued
                                   in the marketplace.
-----------------------------------------------------------------------------------------------------------------------------
MFS(R) Variable Insurance Trust
---------------------------------- ------------------------------------------------------------------------------------------
MFS(R) VIT Emerging Growth Series  Seeks to provide long-term growth of capital and future income.
---------------------------------- ------------------------------------------------------------------------------------------
MFS(R) VIT Investors Trust Series  Seeks mainly to provide long-term growth of capital and secondarily to provide reasonable
                                   current income.
---------------------------------- ------------------------------------------------------------------------------------------
MFS(R) VIT New Discovery Series    Seeks capital appreciation.
---------------------------------- ------------------------------------------------------------------------------------------
MFS(R) VIT Research Series         Seeks to provide long-term growth of capital
                                   and future income.
-----------------------------------------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust
---------------------------------- ------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio     Seeks maximum total return consistent with
                                   preservation of capital and prudent
                                   investment management.
---------------------------------- ------------------------------------------------------------------------------------------
PIMCO VIT Low Duration Portfolio   Seeks maximum total return consistent with
                                   preservation of capital and prudent
                                   investment management.
---------------------------------- ------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio    Seeks maximum real return, consistent with
                                   preservation of real capital and prudent
                                   investment management.
---------------------------------- ------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio   Seeks maximum total return, consistent with
                                   preservation of capital and prudent
                                   investment management.
-----------------------------------------------------------------------------------------------------------------------------
Rydex Variable Trust
---------------------------------- ------------------------------------------------------------------------------------------
Rydex VT Arktos Fund               Seeks to provide investment results that will
                                   match the performance of a specific
                                   benchmark. The current benchmark is
                                   the inverse of the performance of the NASDAQ
                                   100 Index(TM). The NASDAQ 100 Index(TM)
                                   contains the 100 largest non-financial,
                                   non-utilities stocks in the NASDAQ Composite.
---------------------------------- ------------------------------------------------------------------------------------------
Rydex VT Nova Fund                 Seeks to provide investment returns that
                                   correspond to 150% of the daily performance
                                   of the S&P 500(R) Index. The S&P 500 Index
                                   is an unmanaged index composed of 500 common
                                   stocks from a wide range of industries that
                                   are traded on the New York Stock Exchange,
                                   the American Stock Exchange and the NASDAQ.
---------------------------------- ------------------------------------------------------------------------------------------
Rydex VT OTC Fund                  Seeks to provide investment results that
                                   correspond to a benchmark for
                                   over-the-counter securities. The current
                                   benchmark is the NASDAQ 100 Index(TM). The
                                   NASDAQ 100 Index(TM) contains the 100 largest
                                   non-financial, non-utilities stocks in the
                                   NASDAQ composite.
---------------------------------- ------------------------------------------------------------------------------------------
Rydex VT U.S. Government Money     Seeks to provide security of principal, high
Market Fund                        current income, and liquidity.  The Fund
                                   invests primarily in money market instruments
                                   issued or guaranteed as to principal and
                                   interest by the U.S. Government, its agencies
                                   or instrumentalities, and enters into
                                   repurchase agreements fully collateralized by
                                   U.S. Government securities.
---------------------------------- ------------------------------------------------------------------------------------------
Rydex VT Ursa Fund                 Seeks to provide investment returns that
                                   inversely correlate to the daily
                                   performance of the S&P 500 Index. The S&P
                                   500(R) Index is an unmanaged index composed
                                   of 500 common stocks from a wide range of
                                   industries that are traded on the New York
                                   Stock Exchange, the American Stock Exchange
                                   and the NASDAQ.
-----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust
---------------------------------- ------------------------------------------------------------------------------------------
Van Eck Worldwide Bond Fund        Seeks high total return--income plus capital
                                   appreciation--by investing globally,
                                   primarily in a variety of debt securities.
---------------------------------- ------------------------------------------------------------------------------------------
Van Eck Worldwide Emerging         Seeks long-term capital appreciation by
Markets Fund                       investing in primarily equity securities in
                                   emerging markets around the world.
                                   The Fund emphasizes investment in countries
                                   that have relatively low gross national
                                   product per capita, as well as the potential
                                   for rapid economic growth.
---------------------------------- ------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets      Seeks long-term capital appreciation by
Fund                               investing primarily in "hard asset
                                   securities." Income is a secondary
                                   consideration.  Hard asset securities are the
                                   stocks, bonds, and other securities of
                                   companies that derive at least 50% of gross
                                   revenue or profit from exploration,
                                   development, production or distribution of
                                   precious metals, natural resources, real
                                   estate, and commodities.
---------------------------------- ------------------------------------------------------------------------------------------
Van Eck Worldwide Real Estate      Seeks to maximize return by investing in
Fund                               equity securities of domestic and foreign
                                   companies that own significant real estate
                                   assets or assets that principally are
                                   engaged in the real estate industry.
---------------------------------- ------------------------------------------------------------------------------------------

Fred Alger Management, Inc. manages the Alger American Fund. American Century Investment Management, Inc. manages the American Century VP portfolios. Calvert Asset Management Company, Inc. manages the Calvert Variable Series, Inc. Fidelity Management & Research Company manages the VIP portfolios. INVESCO Funds Group, Inc. manages the INVESCO Variable Investment Funds, Inc. Janus Capital Management LLC, manages the Janus Aspen Series. J.P. Morgan Investment Management, Inc. manages the J.P. Morgan Series Trust II. Lord Abbett & Co. manages the Lord Abbett Series Fund, Inc. MFS(R)Investment Management manages the MFS(R)Variable Insurance TrustSM. Pacific Investment Management Company LLC manages the PIMCO Variable Insurance Trust. Rydex Global Advisors manages the Rydex Variable Trust. Van Eck Global manages the Van Eck Worldwide Insurance Trust.

The Funds may make a material change in their investment policies. In that case, We will send You notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount that You have in that investment division to another investment division.

The Funds sell their shares to separate accounts of various insurance companies to support both variable life insurance and variable annuity contracts, and to qualified retirement plans. We currently do not foresee any disadvantages to Our contract owners arising from this use of the Funds for mixed and shared funding. The Funds will monitor for possible conflicts arising out of this practice. If any such conflict or disadvantage does arise, We and/or the applicable Fund may take appropriate action to protect Your interests.

The Fund portfolios available under these contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment advisor or manager. Nevertheless, the investment performance and results of any of the Funds' portfolios that are available under the contracts may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment advisor or manager and the same investment objectives and policies and a very similar or nearly identical name.

Amounts In Our Separate Account

The amount You have in each investment division is represented by the value of the accumulation units credited to Your accumulation value for that investment division. The value You have in an investment division is the accumulation unit value times the number of accumulation units credited to You. Amounts allocated, transferred or added to the investment divisions are used to purchase accumulation units. Accumulation units of an investment division are purchased when You allocate net premiums or transfer amounts to that division. Accumulation units are sold or redeemed when You make a full or partial surrender or transfer amounts from an investment division, and to pay the death benefit when the annuitant or owner dies. We also redeem units to pay for certain charges.

We calculate the number of accumulation units purchased or redeemed in an investment division by dividing the dollar amount of the transaction by the investment division's accumulation unit value at the end of that day. The number of accumulation units credited to You will not vary because of changes in accumulation unit values.

The accumulation units of each investment division have different accumulation unit values. We determine accumulation unit values for the investment divisions at the end of each business day. The accumulation unit value for each investment division is initially set at $10.00. Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the funds. They reflect investment income, the portfolios' realized and unrealized capital gains and losses, and the funds' expenses. The accumulation unit values also reflect the daily asset charges We deduct from Our Separate Account at an effective annual rate of between 0.95% (for the basic contract only) and 2.75% (if You elect all of the optional riders). Additional information on the accumulation unit values is contained in the SAI.

We Own The Assets Of Our Separate Account

We own the assets of Our Separate Account and use them to support Your contract and other variable annuity contracts. We may permit charges owed to Us to stay in the Separate Account. Thus, We may also participate proportionately in the Separate Account. These accumulated amounts belong to Us and We may transfer them from the Separate Account to Our Fixed Account. The assets in the Separate Account equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business. The obligations under the contracts are Our obligations. The income, gains and losses (realized and unrealized) of the Separate Account are credited to or charged against the Separate Account without regard to Our other income, gains, or losses. Under certain unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division.

Our Right To Change How We Operate Our Separate Account

We have the right to modify how We operate the Separate Account. In making any changes, We may not seek approval of contract owners (unless approval is required by law). We have the right to:

o add investment divisions to, or remove investment divisions from Our Separate Account;

o    combine two or more divisions within Our Separate Account;

o withdraw assets relating to Our variable annuities from one investment division and put them into another;

o eliminate a portfolio's shares and substitute shares of another portfolio of the Funds or another open-end, registered investment company. This may happen if the portfolio's shares are no longer available for investment or, if in Our judgment, further investment in the portfolio is inappropriate in view of the Separate Account's purposes;

o end the registration of Our Separate Account under the Investment Company Act of 1940;

o operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of "interested persons" of North American under the Investment Company Act of 1940);

o disregard instructions from contract owners regarding a change in the investment objectives of the portfolio or the approval or disapproval of an investment advisory contract. (We would do so only if required by state insurance regulatory authorities, or otherwise pursuant to insurance law or regulation); and

o operate Our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows Us to make direct investments. In addition, We may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of any investment division, then You will be notified. We may, for example, cause the investment division to invest in a mutual fund other than or in addition to the current portfolios.

You may want to transfer the amount in that investment division as a result of changes We have made. If You do wish to transfer the amount You have in that investment division to another division of Our Separate Account, or to Our Fixed Account, then You may do so, without charge, by writing to Our Principal Office. At the same time, You may also change how Your net premiums are allocated.

                                THE FIXED ACCOUNT

You may allocate some or all of Your accumulation value to the Fixed Account, subject to certain limitations described below. The Fixed Account pays interest at a declared rate. Your surrender value from the Fixed Account is guaranteed to be equal to or higher than 100% of the premium accumulated at a guaranteed interest rate of at least 3% minus any surrender charges, partial surrenders or transfers. The Fixed Account supports Our insurance and annuity obligations. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus which relate to the Fixed Account.

You may accumulate amounts in the Fixed Account by:

o allocating net premiums,
o transferring amounts from the investment divisions, or
o earning interest on amounts You already have in the Fixed Account

Transfers, partial surrenders and allocated deductions reduce this amount. We reserve the right to limit the amount that, over the contract's life, You can allocate to the Fixed Account through allocating premiums and net transfers (amounts transferred in minus amounts transferred out).

We pay interest on all Your amounts in the Fixed Account. Currently, We intend to declare interest rates in advance and guarantee these rates for one-year periods. We have complete discretion regarding interest, if any, above the minimum guaranteed rate. You bear the risk that We will not credit interest above the minimum guaranteed rate.

You may transfer amounts among the investment divisions and between the Fixed Account and any investment divisions. The total amount transferred out of the Fixed Account in any contract year is limited to 20% of the accumulation value in the Fixed Account at the beginning of the contract year. This limit does not apply to transfers made in a Dollar Cost Averaging or Portfolio Rebalancing program.

                     DETAILED INFORMATION ABOUT THE CONTRACT

Requirements for Issuance of a Contract

To buy a contract, You must send Us an application form and an initial premium payment of at least $10,000 (unless You elect the minimum premium rider; see below), or $2,000 for a qualified contract. This sale must take place through a representative who is licensed and registered to sell the contract. Once We accept Your application, You will be issued a contract that sets forth precisely Your rights and Our obligations. Additional premium payments, of at least $50, may then be made payable to North American and mailed to the Principal Office.

If Your application is complete, then We will accept or reject it within two business days of receipt. If the application is incomplete, then We will attempt to complete it within five business days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then We will inform You of the reason for the delay and the premium payment will be returned immediately unless You let Us keep the premium payment until the application is complete.

Your initial premium payment will be allocated according to Your choice as of the business day We receive it or We accept Your application, whichever is later. Each premium received thereafter will be allocated to Our Separate Account or Fixed Account on the day of receipt (if received before the close of the New York Stock Exchange), according to Your instructions.

There may be delays in Our receipt of applications that are outside of Our control because of the failure of the selling agent to forward the application to Us promptly, or because of delays in determining that the contract is suitable for You. Any such delay will affect when Your contract can be issued and when Your premium payment is allocated among Our General Account and/or investment divisions of Our Separate Account.

Minimum Premium Rider

At the time of application, You may select this rider which allows for a lower initial premium payment for non-qualified contracts. Under the minimum premium rider, You may make an initial premium payment of $2,000 (or more). We currently deduct a daily charge of 0.25% per annum against Your Separate Account accumulation value for this rider (the maximum charge is 0.50%). We will continue to assess a fee for this benefit until Your net premium exceeds the regular minimum premium requirement of $10,000. Once Your net premium exceeds $10,000, we will cease imposing the additional charge even if Your accumulation value falls below $10,000 in the future because of negative investment performance. This charge will continue indefinitely if Your net premium is never greater than $10,000. This rider is only available for non-qualified contracts. We reserve the right to waive the charge for this rider.

Free Look

You generally have a 10-day Free Look period after You receive Your contract (60 days if it is a replacement contract). You may review it and decide whether to keep or cancel it. If You want to cancel the contract, then You must return it to the agent who sold it to You or to Our Principal Office within that time period. If You cancel Your contract, then We will return:

1. the accumulation value less any premium bonus credit, or
2. if greater, the full premium payment.

We may recapture the full dollar amount of any Bonus Credit if You exercise Your free look right and cancel the contract.

Tax-Free "Section 1035" Exchanges

You can generally exchange one annuity contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, You should compare both annuities carefully. Remember that if You exchange another annuity for the one described in this prospectus, You might have to pay a surrender charge on Your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not just better for the person trying to sell You this contract (that person will generally earn a commission if You buy this contract through an exchange or otherwise).

Allocation of Premium Payments

You will specify Your desired premium allocation on the contract's application form. Your instructions in Your application will dictate how to allocate Your premiums. Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100. The allocation instructions in Your application will apply to all other premiums You pay, unless You change subsequent premium allocations by providing Us with written instructions. We reserve the right to limit the number of investment divisions in which You have funds invested.

Changing Your Premium Allocation Percentages

You may change the allocation percentages of Your premiums by writing to Our Principal Office and telling Us what changes You wish to make. These changes will affect transactions as of the date We receive Your request at Our Principal Office. While the Dollar Cost Averaging (DCA) program is in effect, the allocation percentages that apply to any premiums received will be the DCA allocation percentages unless You specify otherwise. (See "Dollar Cost Averaging" on page 31).

Bonus Credit Rider

At the time of Your application, You may choose the bonus credit rider that will add a credit of 4% to Your premium payments received during the first contract year. We will deduct an additional daily Separate Account charge of 0.60% on an annual basis (We may increase this charge to 0.70%) for this rider. We deduct the daily charge against Your Separate Account accumulation value only during the first seven contract years. We expect to profit from this charge. Electing a bonus credit rider may be beneficial to You only if You own the contract for a sufficient length of time, and the investment performance of the underlying portfolios is sufficient to compensate for the additional charge associated with the bonus credit rider. In general, in order to receive a benefit from this rider, the Separate Account must experience a certain level of positive performance over a number of years and the contract must not be surrendered during the first nine years. Generally, the higher the rate of return, the more advantageous the Bonus Credit Rider becomes and vice versa.

Because the 0.60% charge associated with the Bonus Credit Rider will be assessed against the entire Separate Account value for the first seven contract years, contract owners who anticipate making additional premium payments after the first contract year should carefully examine the Bonus Credit Rider and consult their financial advisor regarding its desirability. Note carefully that the charge will be assessed against the Separate Account accumulated value attributable to premium payments made in years one through seven, but no bonus will be credited with respect to premium payments made anytime after the first contract year.

If You exercise Your free look right and cancel the contract, We will retain that proportion of the accumulation value provided by any bonus credits above Your premium payments.

Your Accumulation Value

Your accumulation value is the sum of Your amounts in the various investment divisions and in the Fixed Account. Your accumulation value reflects various charges. Transaction and surrender charges are made on the effective date of the transaction. Charges against Our Separate Account are reflected daily.

We guarantee amounts allocated to the Fixed Account. We do not guarantee minimum accumulation value for amounts allocated to the investment divisions of Our Separate Account. You bear the investment risk. An investment division's performance will cause Your accumulation value to go up or down.

Transfers of Accumulation Value

You generally may transfer amounts among the investment divisions and between the Fixed Account and any investment division prior to maturity date. Currently, You may make an unlimited number of transfers of accumulation value in each contract year prior to the maturity date. However, We reserve the right to assess a $15 charge for each transfer after the 12th transfer in a contract year.

The minimum transfer amount is $200 or 100% of an investment division if less than $200. The minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the transfer minimum. Requests received before the New York Stock Exchange closes will take effect on the same day if that day is a business day. Otherwise, the request will take effect on the business day following the day We receive Your request. Unit values are determined at the close of business on the day the request takes effect. For information regarding facsimile requests, see "Correspondence and Inquiries" on page 18. For limitations on transfers to and from the Fixed Account, see "THE FIXED ACCOUNT" on page 26

After the maturity date, You can only make two transfers per contract year and only among the investment divisions of the Separate Account.

We reserve the right to restrict or eliminate this transfer privilege at any time.

Market Timing and Excessive Trading Limits

The contracts are first and foremost annuity contracts, designed for retirement or other long-term financial planning, and are not designed for or appropriate for market timers or other persons that use programmed, large, or frequent transfers. The use of such transfers can be disruptive to any underlying portfolio and harmful to other contract owners invested in the portfolio. We therefore reserve the right to reject any transfer request (or premium payment) from any person if, in Our judgment, it has the potential to adversely affect an underlying portfolio or other contract owners or if an underlying portfolio objects to or would reject Our transaction order. We may impose severe restrictions on transfers or even prohibit them for particular contract owners who, in Our view, have abused or appear likely to abuse the transfer privilege.

We may apply restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other owners. You will be notified in writing if Your transfer request has been refused or restricted.

Surrenders

You may withdraw all or part of Your surrender value by sending Us a written request. The surrender value is the Separate Account accumulation value plus Fixed Account accumulation value minus any applicable surrender charges and annual maintenance fee. A premium tax charge may also be deducted. (Surrenders may be restricted by a retirement plan under which You are covered.) Partial surrenders from an investment division or the Fixed Account must be made in amounts of $500 or more (except for systematic withdrawals described below) and cannot reduce Your accumulation value to less than $500. If a surrender results in less than $500 remaining, then the entire accumulation value must be withdrawn.

Any applicable surrender charge and any required tax withholding will be deducted from the amount paid. In addition, upon full surrender an annual maintenance fee (and possibly a premium tax charge) is also subtracted.

Requests received before the New York Stock Exchange closes will take effect on the same day if that day is a business day. Otherwise, the request will take effect on the business day following the day We receive Your request. Unit values are determined at the close of business on the day the request takes effect.

We will generally pay the surrender amount from the Separate Account within seven days after We receive a properly completed surrender request. We may defer payment for a longer period only when:

o    trading on the New York Stock Exchange is restricted as defined by the SEC;

o the New York Stock Exchange is closed (other than customary weekend and holiday closing);

o an emergency exists as defined by the SEC as a result of which disposal of the Separate Account's securities or determination of the net asset value of each investment division is not reasonably practicable; or

o for such other periods as the SEC may by order permit for the protection of owners.

If We defer payment for 30 or more days, then during the period of deferment, We will pay interest at the rate required by law.

We expect to pay the surrender amount from the Fixed Account promptly, but We have the right to delay payment for up to six months.

Unless You specify otherwise, Your surrender will be allocated among all investment divisions and the Fixed Account in the same proportion as Your accumulation value bears to each investment division and the Fixed Account. This allocation is subject to minimum amount requirements. The surrender charge will be determined without reference to the source of the surrender (that is, without regard to allocations of premiums or surrenders among investment divisions). The charge will be based on the length of time between premium payments and surrenders. (See "CHARGES, FEES AND DEDUCTIONS" on page 36.)

A surrender will generally have Federal income tax consequences that can include tax penalties and tax withholding. You should consult Your tax advisor before making a surrender. (See " FEDERAL TAX STATUS" on page 38.)

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 provides that, in the case of a married participant, a surrender request must include the consent of the participant's spouse. This consent must contain the participant's signature and the notarized or properly witnessed signature of the participant's spouse. These spousal consent requirements generally apply to married participants in most qualified pension plans, including plans for self-employed individuals that are considered employee pension benefit plans under the Employee Retirement Income Security Act of 1974 (ERISA). You should check the terms of Your retirement plan and consult with a tax advisor before making a surrender.(See " FEDERAL TAX STATUS" on page 38.)

Dollar Cost Averaging

The Dollar Cost Averaging (DCA) program enables You to make monthly or quarterly transfers of a predetermined dollar amount from the DCA source account (any investment division or the Fixed Account) into one or more of the investment divisions. This program may reduce the impact of market fluctuations by allocating monthly or quarterly, as opposed to allocating the total amount at one time. This plan of investing does not insure a profit or protect against a loss in declining markets. The minimum monthly or quarterly amount to be transferred using DCA is $200.

You can elect the DCA program at any time. You must complete the proper request forms and there must be a sufficient amount in the DCA source account. You can get a sufficient amount by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account. Copies of the DCA request form can be obtained by contacting Us at Our Principal Office. The request form will specify:

a.   The DCA source account from which transfers will be made,

b. That any money received with the form is to be placed into the DCA source account,

c. The total monthly or quarterly amount to be transferred to the other investment divisions, and

d. How that monthly or quarterly amount is to be allocated among the investment divisions.

The DCA request form must be received with any premium payment You intend to apply to DCA.

Once You elect DCA, additional premiums can be deposited into the DCA source account by sending them in with a DCA request form. All amounts in the DCA source account will be available for transfer under the DCA program.

Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless You specify otherwise. You may change the DCA allocation percentages or DCA transfer amounts twice during a contract year.

If it is requested when the contract is issued, then DCA will start at the beginning of the second contract month. If it is requested after issue, then DCA will start at the beginning of the next contract month after the request is received.

We will process DCA transfers for a maximum of 24 months. You may continue to participate in the DCA program beyond the 24 month period by providing Us with written authorization at the end of each 24 month time period. DCA automatically terminates on the maturity date.

We do not charge any specific fees for You to participate in a DCA program. While We currently allow an unlimited number of free transfers, We do reserve the right to charge $15 for each transfer after the 12th in any contract year.

We reserve the right to end the DCA program by sending You one month's notice.

Fixed Account Dollar Cost Averaging ("Fixed Account DCA")

At the time of Your application, You may elect one of two Fixed Account DCA programs. These programs allow You to have a specified amount of Your initial premium transferred each month to the investment divisions of Your choice. These programs may only be elected at issue. While in the Fixed Account DCA accounts, Your premiums will earn a higher rate of interest than is currently credited to the Our Fixed Account. The interest rate will vary depending upon the Fixed Account DCA program You choose at the time You purchase the contract. You may choose 1 of the following 2 Fixed Account DCA programs:

The 6-month Fixed Account DCA program: Under this program, You allocate Your initial premium to the 6-Month DCA account and We will credit a guaranteed rate of interest on the diminishing balance of the premium remaining in the 6-Month DCA account for a six-month period beginning on the issue date. Transfers will occur each month over the six-month period with the final transfer including all amounts remaining in the 6-Month DCA account.

The 12-month Fixed Account DCA program: Under this program, You allocate Your initial premium to the 12-Month DCA account and We will credit a guaranteed rate of interest on the diminishing balance of the premium remaining in the 12-Month DCA account for a twelve-month period beginning on the issue date. Transfers will occur each month over the twelve-month period with the final transfer including all amounts remaining in the 12-Month DCA account.

Portfolio Rebalancing

The Portfolio Rebalancing option allows contract owners, who are not Dollar Cost Averaging, to reset the percentage of accumulation value allocated to each investment division to a pre-set percentage level on a quarterly, semi-annual, or annual basis. The accumulation value must be at least $5,000 on each contract anniversary to be eligible for this program. If You elect this option, then on the contract anniversary day, We will transfer the amounts needed to "rebalance" the accumulation value to Your specified percentages. Rebalancing may result in transferring amounts from an investment division earning a relatively high return to one earning a relatively low (or negative) return. Contact Us at Our Principal Office to elect the Portfolio Rebalancing option.

We reserve the right to end the Portfolio Rebalancing option by sending You one month's notice. Otherwise Portfolio Rebalancing will remain in effect until we receive your written termination request.

There is no charge for Portfolio Rebalancing.

Fixed Account Earnings Sweep Program

You may elect to have any Fixed Account interest earnings transferred on a monthly or quarterly basis to one or more of the Separate Account investment divisions. Transfers will be made on the contract anniversary day each month or quarter to the investment divisions You select or according to the DCA program. While this program is active, You may not allocate future premium payments to the Fixed Account. There is no charge for earnings sweep transfers and an earnings sweep transfer is not considered a transfer for purposes of assessing a transfer charge. Amounts transferred out of the Fixed Account due to an earnings sweep transfer are counted toward the 20% of Fixed Account accumulation value that may be transferred out of the Fixed Account during any contract year.

Systematic Withdrawals

The Systematic Withdrawal feature allows You to have a portion of the accumulation value withdrawn automatically. These payments can be made only: (1) while the annuitant is living, (2) before the maturity date, and (3) after the Free Look period. You may elect this option by sending a properly completed Preauthorized Systematic Withdrawal Request Form to Our Principal Office. You may designate the systematic withdrawal amount or the period for systematic withdrawal payments. You will also designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See Your contract for details on systematic withdrawal options and when each begins.

If the New York Stock Exchange is closed on the day when the withdrawal is otherwise to be made, then the withdrawal will be processed on the next business day. The deduction caused by the systematic withdrawal will be allocated proportionately to Your accumulation value in the investment divisions and the Fixed Account.

You can stop or modify the systematic withdrawals by sending Us a written request. A proper written request must include the written consent of any effective assignee or irrevocable beneficiary, if applicable.

Each systematic withdrawal must be at least $200. We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $200. Upon payment, We reduce Your accumulation value by an amount equal to the payment proceeds plus any applicable surrender charge. (See "Surrender Charges on Surrenders" on page 36.) The surrender charge applies to systematic withdrawals in excess of the free surrender amount in the same manner as it applies to other surrenders.

Systematic withdrawals taken to satisfy IRS required minimum surrenders and paid under a life expectancy option will not be subject to a surrender charge. Any systematic withdrawal that would equal or exceed the surrender value will be treated as a complete surrender. In no event will the payment of a systematic withdrawal exceed the surrender value. The contract will automatically terminate if a systematic withdrawal causes the contract's surrender value to equal zero.

To the extent, if any, that there are earnings in the contract, systematic withdrawals generally are included in the contract owner's gross income for tax purposes in the year in which the surrender occurs, and may be subject to a penalty tax of 10% before age 59 1/2 . Additional terms and conditions for the systematic withdrawal program are set forth in Your contract and in the application for the program.

Free Surrender Amount

You may withdraw up to 10% of Your net premiums (premiums less surrenders) once each contract year except the first, without incurring a surrender charge. The value of 10% of the net premiums is determined on the date of the partial surrender. If this option is not exercised or if less than 10% is withdrawn, any unused amount will not be carried over to a subsequent contract year. The free surrender amount is not subject to the $500 minimum surrender amount.

Partial Waiver of Surrender Charge - Charitable Remainder Trust

This benefit provides for a potential increase in the free surrender amount. Under this benefit, the free surrender amount is the greater of: a) Your accumulation value less Your net premiums at the close of the prior business day or b) 10% of Your net premiums at the time of the partial surrender. There is no charge for this benefit and it is only available if the owner is a Charitable Remainder Trust.

Death Benefit

If the annuitant or the owner dies before the maturity date, then we will pay a death benefit to the appropriate beneficiary. The death benefit must be paid within 5 years of the owner's death (other than amounts payable to, or for the benefit of, the surviving spouse of the owner). For joint annuitants the death benefit is paid upon the second death (or upon the death of the owner if the owner is one of the joint annuitants). For joint owners the death benefit is paid upon the first death. The value of the death benefit, as described below, will be determined based on the accumulation value on the business day that Our Principal Office receives the later of:

(a) due proof of death; and
(b) an election form of how the death benefit is to be paid.

Unless a payment option is selected within 90 days after We receive due proof of death, the death benefit will be paid as a lump sum calculated as of that date.

When a death benefit is paid on the death of the owner or joint owner and a payment option is selected, the payment option must be an annuity for the life of the payee or for a period extending no longer than the payee's life expectancy, and payments must begin within one year of the date of death.

If an owner dies on or after the maturity date, then any remaining amounts, other than amounts payable to, or for the benefit of, the owner's surviving spouse, must be paid at least as rapidly as the benefits were being paid at the time of the owner's death. Other rules relating to distributions at death apply to qualified contracts.

If joint owners or joint annuitants die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first. In the event of simultaneous death of the owner and the annuitant, the owner is presumed to have died first, and the owner's beneficiary would be paid the death benefit.

The death benefit paid to the beneficiary will be the greatest of:

(a) the accumulation value; or
(b) the net premium payments made to Your contract.

Premium taxes may be deducted from the death benefit proceeds.

Payment of Death Benefits

In most cases, when a death benefit is paid in a lump sum, We will pay the death benefit by establishing an interest bearing account, called the "North American Access Account," for the beneficiary, in the amount of the death benefit. We will send the beneficiary a checkbook, and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The North American Access Account is part of Our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of Our general account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the North American Access Account.

Higher Education Rider

At the time of application, You may select the higher education rider which provides an extra benefit, upon a partial or full surrender after the seventh contract anniversary, equal to 10% of the accumulation value less premiums (the earnings or gain, if any). This rider is only available for non-qualified contracts. The benefit is payable only when the surrender payment is made payable directly to a United States accredited institution of higher education, at any time after the seventh contract anniversary. We will deduct a fee for this optional rider (of up to 4% per year). If You select this rider, the fee is deducted until the rider is terminated, even if You never request a withdrawal for higher education. Surrender charges may apply to a withdrawal under this rider.

                          CHARGES, FEES AND DEDUCTIONS

Surrender Charges on Surrenders

We may deduct a surrender charge from any surrender of premiums (including a surrender to effect an annuity and on systematic withdrawals). This charge partially reimburses Us for the selling and distributing costs of this contract. These include commissions and the costs of preparing sales literature and printing prospectuses. If the surrender charge is insufficient to cover all distribution expenses, then the deficiency will be met from Our surplus that may be, in part, derived from mortality and expense risk charges (described below). For the purpose of determining the surrender charge, any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any (and without regard to allocations of premiums or surrenders among investment divisions). There is no surrender charge on the investment income (if any) withdrawn.

The length of time between each premium payment and surrender determines the amount of the surrender charge. Premium payments are considered withdrawn in the order that they were received.

The charge is a percentage of the premiums withdrawn and equals:

               Length of Time from
                  Premium Payment          Surrender
                 (Number of Years)           Charge

                        1                       7%
                        2                       7%
                        3                       6%
                        4                       5%
                        5                       4%
                        6                       3%
                        7                       2%
                       8+                       0%

The surrender charge may be partially waived pursuant to the Charitable Remainder Trust rider. This waiver is subject to certain conditions as detailed in the contract.

Amounts withdrawn under the contract to comply with IRS minimum distribution rules and paid under a life expectancy option will not be subject to a surrender charge. Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the free surrender amount.

Mortality and Expense Risk Charge

We deduct a daily charge for mortality and expense risks at an effective annual rate of 0.95% of the accumulation values in the Separate Account. The investment divisions' accumulation unit values reflect this charge. We expect to profit from this charge. We may use the profit for any purpose including paying distribution expenses.

Annual Maintenance Fee

We deduct an annual maintenance fee of $30 on each contract anniversary on or before the maturity date. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. We waive this charge if Your net premium is $50,000 or more on the contract anniversary. This charge is for Our record keeping and other expenses incurred in maintaining the contracts. At the end of each contract year We deduct this charge proportionally from each investment division and the Fixed Account. If the contract is surrendered during a contract year and the net premium is less than $50,000, then We will deduct the full annual maintenance fee for the current contract year at that time. We will not deduct the annual maintenance fee in the event of annuitization or death.

We may reduce the annual maintenance fee for contracts issued in a manner that results in a savings of administrative expenses. The amount of reductions will be considered on a case-by-case basis and reflect Our expected reductions in administrative expenses.

Rider Charges

We deduct an extra charge on a daily or other periodic basis for each optional rider that You select, as a percentage of the accumulation values in the Separate Account. These charges are specified above in the Fee Table section of this prospectus.

Transfer Charge

Currently, We do not charge You for making transfers of accumulation value among investment divisions. We reserve the right to assess a $15 charge for each transfer after the 12th transfer in a contract year.

If We charge You for making a transfer, then We will allocate the charge proportionally to the investment divisions and Fixed Account from which the transfer is being made. All transfers included in one transfer request count as only one transfer for purposes of any fee. For example, if the transfer is made from two investment divisions and a charge applies, then a $7.50 transfer charge will be deducted from each of the two investment divisions.

Charges In The Funds

The Funds charge their portfolios for managing investments and providing services. The portfolios may also pay operating expenses. Each portfolios' charges and expenses vary. See the Funds' prospectuses for more information. Also see the "FEE TABLE" on page 8.

Premium Taxes

North American will deduct from Your accumulation value at surrender, death or annuitization a charge for any premium taxes levied by the state of New York.

Other Taxes

At the present time, We do not make any charges to the Separate Account for any federal, state, or local taxes (other than premium taxes) that We incur which may be attributable to such account or to the contracts. We reserve the right to make a charge for any such tax or other economic burden resulting from the application of the tax laws.

                               FEDERAL TAX STATUS

Introduction

NOTE: North American has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult Your own tax advisor about Your own circumstances. North American has included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally You will not be taxed on the earnings, if any, on the money held in Your annuity contract until You take the money out. This is referred to as tax deferral. There are different rules as to how You will be taxed depending on how You take the money out and the type of contract - qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of Your contract until a distribution occurs - either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified contract, the contract will generally not be treated as an annuity for tax purposes. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax advisor.

Qualified and Nonqualified Contracts

If You invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, Your contract is called a Qualified contract. If Your annuity is independent of any formal retirement or pension plan, it is termed a Nonqualified contract. The tax rules applicable to qualified contracts may vary according to the type of retirement plan and the terms and conditions of the plan.

Qualified contracts are issued in connection with theplans listed below. Additional Information about qualified contracts is in the Statement of Additional Information (see back cover page).

o Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract.

o Roth IRA: A Roth IRA also allows individuals to make contributions to the contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.

o Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the contract on a pre-tax basis.

o Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organization can establish a plan to defer compensation on behalf of their employees through contributions to the contract.

Qualified contracts have minimum distribution rules that govern the timing and amount of distributions. Distributions before age 59 1/2 may be subject to a 10% penalty tax. Also, distributions from qualified contracts are generally subject to withholding.

"Eligible rollover distributions" from corporate pension, profit-sharing and H.R. 10 plans, 403(b) plans, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to certain nontaxable distributions or if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the SAI. North American may modify the contract to attempt to maintain favorable tax treatment.

Surrenders - Nonqualified Contracts

If You make a surrender from a nonqualified contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from earnings and then from Your premium payments. When You make a surrender You are taxed on the amount of the surrender that is earnings. If You make a full surrender, You are generally taxed on the amount that Your surrender proceeds exceeds the "investment in the contract," which is generally Your premiums paid (adjusted for any prior surrenders that came out of premiums). The bonus credit will be considered earnings. Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that surrendered earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in taxable income. Some surrenders will be exempt from the penalty. They include any amounts:

o    paid on or after the taxpayer reaches age 59 1/2;

o    paid after an owner dies;

o paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

o paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

o    paid under an immediate annuity; or

o    which come from premium payments made prior to August 14, 1982.

All non-qualified deferred contracts that are issued by North American (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distributions occurs.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of the death of an owner or the annuitant. Generally, such amounts should be includable in the income of the recipient:

o if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

o if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Withholding

Distributions from qualified and nonqualified contracts generally are subject to withholding for Your federal income tax liability. The withholding rate varies according to the type of distribution and Your tax status. You will be provided the opportunity to elect not to have tax withheld from distributions.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option You select, in general, for nonqualified and certain qualified contracts, only a portion of the annuity payments You receive will be includable in Your gross income.

In general, the excludable portion of each annuity payment You receive will be determined as follows:

o Fixed payments - by dividing the "investment in the contract" on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

o Variable payments - by dividing the "investment in the contract" on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If You select more than one annuity payment option, special rules govern the allocation of the contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise You to consult a competent tax advisor as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the "investment in the contract" as of the annuity maturity date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for Your last taxable year.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner's country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity contract purchase.

Transfers, Assignments or Exchange of Contracts

A transfer of ownership or assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain maturity dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the contract.

Separate Account Charges

It is possible that the Internal Revenue Service may take a position that fees for certain optional benefits (e.g. death benefits other than the return of premiums death benefit) are deemed to be taxable distributions to You. Although we do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable surrenders, You should consult Your tax advisor prior to selecting any optional benefit under the contract.

                                  MATURITY DATE

The maturity date is the later of (a) the contract anniversary immediately following the annuitant's 90th birthday, or (b) the first day of the 10th contract year. You may change the maturity date by sending written notice to Our Principal Office. We must receive Your written notice at least 30 days prior to the original maturity date. The maturity date cannot be earlier than the first day of the eighth contract year.

If You have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the maturity date You may:

1. take the surrender value in one lump sum, or
2. convert the surrender value into an annuity payable to the annuitant or owner under one or more of the payment options described below.

Selecting an Annuity Option

You may apply the proceeds of a surrender to effect an annuity. Unless You choose otherwise, Your surrender value from the Fixed Account will be applied to a 10 year certain and life fixed payout and the surrender value from the Separate Account will be applied to a 10 year certain and life variable payout. The first monthly annuity payment will be made within one month after the maturity date.

Currently, the payment options are only available if the proceeds applied are $2,000 or more and the first periodic payment will be at least $20. If the accumulation value on the maturity date is less than $2,000, the annual payment is less than $20, or the payee is a corporation, partnership, association, trustee, or assignee, We reserve the right to pay the full value to the owner in a lump sum cash payment.

The payee's actual age will affect each payment amount for annuity income options involving life income. The amount of each annuity payment to older payees (as of the maturity date) will be greater than for younger payees because payments to older payees are expected to be fewer in number. For annuity income options that do not involve life income, the length of the payment period will affect the amount of each payment. With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently (all else being equal).

The payee or any other person who is entitled to receive payments may name a beneficiary to receive any amount that We would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the beneficiary at any time.

Payment options will be subject to Our rules at the time of selection. We must approve any arrangements that involve more than one of the payment options, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary or an assignee. Also, the details of all arrangements will be subject to Our rules at the time the arrangements take effect. This includes

o    rules on the minimum amount We will pay under an option,

o minimum amounts for installment payments, surrender or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment),

o the naming of people who are entitled to receive payment and their beneficiaries, and

o    the ways of proving age, gender, and survival.

You choose a payment option when You apply for a contract and may change it by writing to Our Principal Office. You must elect the payment plan at least 30 days before the maturity date.

Fixed Options

Payments under the fixed options are not affected by the investment experience of any investment division. The surrender value as of the maturity date will be applied to the fixed option selected. We guarantee interest under the fixed options at a rate of 3% a year. We may also credit interest under the fixed deposit options at a rate that is above the 3% guaranteed rate (this is at Our complete discretion). Thereafter, interest or payments are fixed according to the options chosen.

Variable Options

Payments under the variable options will vary in amount depending on the investment experience of the investment divisions. The annuity tables contained in the contract are based on a 5% assumed investment rate. This is a fulcrum rate around which variable annuity payments will fluctuate to reflect whether the investment experience of the investment divisions (net of all fees, charges and expenses) is better or worse than the assumed investment rate. If the actual investment experience exceeds the assumed investment rate, then the payment will increase. Conversely, if the actual investment experience is less than the assumed investment rate, then payments will decrease.

We determine the amount of the first monthly variable payment by applying the value in each investment division (as of a date not more than 10 business days prior to the maturity date) to the appropriate rate (from the annuity tables in the contract) for the payout options selected using the payee's age and sex. The amount of the first payment will then be used to determine the number of annuity units for each investment division. The number of annuity units is used to determine the amount of subsequent variable payments.

The annuity unit value for each investment division was initially set at $10. Thereafter the annuity unit value will vary with the investment experience of the investment division and will reflect the mortality and expense risk charge We make at an effective annual rate of 0.95% (charges for optional riders discontinue after the maturity date).

The amount of each subsequent variable payment will be determined for each investment division by multiplying the number of annuity units by the annuity unit value.

Additional information on the variable annuity payments is contained in the SAI that can be obtained by writing to Our Principal Office.

Payout Options

The following four payout options are available. All four are available as fixed payouts; only Option 2 is available as a variable payout.

     1. Income for Specified Period: We pay installments for a specified period. We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at our discretion), for a specified time, up to 20 years.

     2. Life Annuity: We will pay the money as monthly income for life. You may choose from 1 of 2 ways to receive the income:

          a. Life Annuity: We will pay equal monthly payments during the lifetime of the payee. With a life annuity payment option, payments will only be made as long as the payee is alive. Therefore, if the payee dies after the first payment, then only one payment will be made.

          b. With Certain Period: We will pay equal monthly payments for a selected number of guaranteed payments, and then for as long as the payee is living thereafter.

     3. Income for a Specified Amount: We will pay income of the accumulation value until the principal and interest are exhausted. Payments will begin on the maturity date and will continue until the principal and interest, at the rate of 3% compounded per annum, are exhausted.

     4. Joint and Survivor Income: We will make monthly payments until the last surviving payee's death. Therefore, if both payees die after the first payment, then only one payment will be made. The annuitant must be at least 50 years old and the beneficiary/payee must be at least 45 years old, at the time of the first monthly payment.

Transfers after the Maturity Date

After the maturity date, two transfers per contract year may be made among the investment divisions. Transfer requests received before the New York Stock Exchange closes will take effect on the same day if that day is a business day. Otherwise, the request will take effect on the business day following the day We receive Your request. Unit values are determined at the close of business on the day the request takes effect. The transfer request must be received at least 10 business days before the due date of the first annuity payment to which the change will apply. Transfers after the annuity payments have started will be based on the annuity value values. There will be no transfer charge for this transfer. No transfers are allowed to or from the Fixed Account.

                             ADDITIONAL INFORMATION

North American Company for Life and Health Insurance of New York

We are North American Company for Life and Health Insurance of New York, a stock life insurance company. North American was founded in 1959 as North American Accident Insurance Company. Our name "North American" was adopted in 1981. We are licensed to do business in the state of New York. Our Principal address is:

        North American Company for Life and Health Insurance of New York
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                                 1-877-586-0240

North American is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Fund Voting Rights

We invest the assets of Our Separate Account investment divisions in shares of the Funds' portfolios. North American is the legal owner of the shares and has the right to vote on certain matters. Among other things, We may vote:

o    to elect the Funds' Board of Directors,

o    to ratify the selection of independent auditors for the Funds,

o on any other matters described in the Funds' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

o    in some cases, to change the investment objectives and policies.

Even though We own the shares, We may give You the opportunity to tell Us how to vote the number of shares that are allocated to Your contract.

The Funds will determine if and how often shareholder meetings are held. As We receive notice of these meetings, We will ask for Your voting instructions. The Funds are not required to hold a meeting in any given year.

If We do not receive instructions in time from all contract owners, then We currently intend to vote those shares in the same proportion as We vote shares for which We have received instructions in that portfolio. We currently intend to vote any Fund shares that We alone are entitled to vote in the same proportions that contract owners vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the Fund in Our own right or to restrict owner voting, then We may do so.

How We Determine Your Voting Shares

You may participate in voting only on matters concerning the Fund portfolios in which Your accumulation value has been invested. We determine Your voting shares in each division by dividing the amount of Your accumulation value allocated to that division by the net asset value of one share of the corresponding Fund portfolio. This is determined as of the record date set by the Fund's Board for the shareholders meeting.

If You have a voting interest, then We will send You proxy material and a form for giving Us voting instructions. In certain cases, We may disregard instructions relating to changes in the Fund's advisor or the investment contracts of its portfolios.

Our Reports to Owners

Shortly after the end of each contract year, We will send You a report that shows:

o    Your accumulation value; and

o any transactions involving Your accumulation value that occurred during the year. (Transactions include Your premium allocations, transfers and surrenders made in that year).

The annual statements are sent instead of sending a confirmation of certain transactions (such as premium payments by automatic bank draft checking account deductions or Civil Service allotments).

We also currently intend to send You semi-annual reports with certain financial information on the Funds.

Contract Periods, Anniversaries

We measure contract years, contract months and contract anniversaries from the issue date shown on Your contract's specifications page. Each contract month begins on the same day in each month. The calendar days of 29, 30, and 31 are not used for the purpose of contract anniversaries. If Your initial premium is received on one of these dates, Your contract anniversary day will be the first day of the next month.

Dividends

We do not pay any dividends on the contract described in this prospectus.

Performance

Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. The performance information is based on the historical investment experience of the investment division and the portfolios and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment. Total return quotations reflect changes in portfolio share price, the automatic reinvestment by the Separate Account of all distributions and the deduction of applicable charges (including any surrender charges that would apply if You surrendered the contract at the end of the period indicated). Quotations of total return may also be shown that do not take into account certain contract charges such as the surrender charge and rider charges. The total return percentage will be higher under this method than under the standard method described above.

A cumulative total return reflects performance over a stated period of time. If the performance had been constant over the entire period, then an average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return. Because average annual total returns tend to smooth out variations in an investment division's returns, You should recognize that they are not the same as actual year-by-year results.

Some investment divisions may also advertise yield. These measures reflect the income generated by an investment in the investment divisions over a specified period of time. This income is annualized and shown as a percentage. Yields do not take into account capital gains or losses or the surrender charge or rider charges. The standard quotations of yield reflect the annual maintenance fee.

The VIP Money Market investment division may advertise its current and effective yield. Current yield reflects the income generated by an investment in the investment division over a seven day period. Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested. Other investment divisions may advertise a 30 day yield which reflects the income generated by an investment in the investment division over a 30 day period.

North American may also advertise performance figures for the investment divisions based on the performance of a portfolio prior to the time the Separate Account commenced operations.

Your Beneficiary

You named the beneficiary in the application. A beneficiary is revocable unless otherwise stated in the beneficiary designation. If no primary beneficiary is living at the time of the owner's or annuitant's death, the proceeds are payable to the contingent beneficiary, if any. If no beneficiary is living when the owner or annuitant dies, the death benefit will be paid to You or Your estate. If there are joint owners, the surviving joint owner, if any, will be considered the designated primary beneficiary, unless the joint owners have otherwise designated a primary beneficiary either on the application or by sending Us a written notice. If a person other than a joint owner is named a primary beneficiary, the surviving owner will not be entitled to proceeds upon the death of the first owner.

Changing Your Beneficiary

You may change a revocable beneficiary. We must receive written notice informing Us of the change. Upon receipt and acceptance, a change takes effect as of the date the written notice was signed. We will not be liable for any payment made before We record the written notice.

Assigning Your Contract

You may assign Your rights in a non-qualified contract. You must send a copy of the assignment to Our Principal Office. The assignment takes effect as of the date that the written notice was signed. We are not responsible for the validity of the assignment or for any payment We make or any action We take before We record notice of the assignment. An absolute assignment is a change of ownership. There may be tax consequences.

When We Pay Proceeds From This Contract

We will generally pay any death benefits or surrenders within seven days after receiving the required form(s) at Our Principal Office. Death benefits are determined as of the date We receive due proof of death. If we do not receive a written election within 90 days after receipt of due proof of death, then a lump sum payment will be paid as of that date.

We may delay payment for one or more of the following reasons:

     1. We cannot determine the amount of the payment because:

        a) the New York Stock Exchange is closed,
        b) trading in securities has been restricted by the SEC, or
        c) the SEC has declared that an emergency exists,

     2. the SEC by order permits Us to delay payment to protect Our owners, or

     3. Your premium check(s) have not cleared Your bank.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require Us to reject a premium payment and/or "freeze" or block a contract owner's account. If these laws apply in a particular situation, We would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments. If a contract or account is frozen, the cash value would be moved to a special segregated interest bearing account and held in that account until We receive instructions from the appropriate federal regulator. We may also be required to provide information about You and Your contract to government agencies or departments.

We may defer payment of any surrender or surrender from the Fixed Account, for up to six months after We receive Your request.

Sales Agreements

The policy will be sold by individuals who, in addition to being licensed as life insurance agents for North American, are registered representatives of Sammons Securities Company, LLC or broker-dealers who have entered into written sales agreements with Sammons Securities Company. Sammons Securities Company, the principal underwriter of the policies, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Sammons Securities Company is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent-company of North American. The mailing address for Sammons Securities Company is:

                         Sammons Securities Company, LLC
                                 4261 Park Road
                               Ann Arbor, MI 48103

While commissions may vary, they are not expected to exceed 7.00% of any premium payment. Where lower commissions are paid, We may also pay trail commissions. Under certain circumstances, We may pay bonuses, overrides, and marketing allowances in addition to the standard commissions to the extent permitted by NASD rules. We may sell Our contracts through broker-dealers registered with the SEC under the Securities Exchange Act of 1934 that enter into selling agreements with Us.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses primarily, but not exclusively, through:

o    the surrender charge;

o    the mortality and expense risk charge;

o revenues, if any, received from the underlying portfolios or their managers; and

o    investment earnings on amounts allocated under contracts to the Fixed
     Account.

Commissions paid on the contract, including other incentives or payments, are not charged to the contract owners or the Separate Account.

We intend to distribute the contract in New York.

Regulation

We are regulated and supervised by the New York State Insurance Department. We are subject to the insurance laws and regulations in New York State.

We submit annual reports on Our operations and finances to insurance officials in New York State. The officials are responsible for reviewing Our reports to be sure that We are financially sound and are complying with the applicable laws and regulations. We are also subject to various federal securities laws and regulations.

Legal Matters

North American Company for Life and Health Insurance of New York, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, North American Company for Life and Health Insurance of New York believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on it or the Separate Account.

                              Financial Statements

The financial statements of North American Company for Life and Health Insurance of New York, included in the SAI, have been audited by PricewaterhouseCoopers LLP, independent auditors, for the periods indicated in their report which appears in the SAI. The address for PricewaterhouseCoopers LLP is:

                                   Suite 1300
                             650 Third Avenue South
                           Minneapolis, MN 55402-4333

The financial statements audited by PricewaterhouseCoopers LLP have been included in reliance on their reports given upon their authority as experts in accounting and auditing. There are no financial statements for North American Separate Account VA I because it had not commenced operations as of December 31, 2002.

                       Statement of Additional Information

A SAI is available which contains more details concerning the subjects discussed in this prospectus. You can get this SAI by checking the appropriate box on the application form, by writing Our Principal Office, or by calling the Principal Office's Toll Free number at 1-877-586-0240.

The following is the Table of Contents for the SAI:

                                                    TABLE OF CONTENTS

     THE CONTRACT.....................................................................................      4
        Entire Contract...............................................................................      4
        Changes to the Contract.......................................................................      4
        Beneficiary...................................................................................      4
        Change of Beneficiary.........................................................................      4
        Change in Maturity Date.......................................................................      4
        Incontestability..............................................................................      4
        Misstatement of Age or Sex....................................................................      4
        Periodic Reports..............................................................................      5
        Non-participating.............................................................................      5
        Claims of Creditors...........................................................................      5
        Minimum Benefits..............................................................................      5
        Payment of Premiums...........................................................................      5
        Ownership.....................................................................................      5
        Assignment....................................................................................      6
        Accumulation Unit Value.......................................................................      6
        Annuity Payments..............................................................................      6
     CALCULATION OF YIELDS AND TOTAL RETURNS..........................................................      7
        Money Market Investment Division Yield Calculation............................................      7
        Other Investment Division Yield Calculations..................................................      8
        Standard Total Return Calculations............................................................      9
        Cumulative Total Returns......................................................................      10
        Adjusted Historical Performance Data..........................................................      10
     FEDERAL TAX MATTERS..............................................................................      15
        Tax-Free Exchanges (Section 1035).............................................................      15
        Required Distributions........................................................................      16
        Non-Natural Person Owners.....................................................................      16
        Diversification Requirements..................................................................      16
        Owner Control.................................................................................      16
        Taxation of Qualified Contracts...............................................................      17
     DISTRIBUTION OF THE CONTRACT.....................................................................      18
     SAFEKEEPING OF ACCOUNT ASSETS....................................................................      18
     STATE REGULATION.................................................................................      18
     RECORDS AND REPORTS..............................................................................      19
     LEGAL PROCEEDINGS................................................................................      19
     LEGAL MATTERS....................................................................................      19
     EXPERTS..........................................................................................      19
     OTHER INFORMATION................................................................................      19
     FINANCIAL STATEMENTS.............................................................................      20

The Statement of Additional Information (SAI) can provide You with more detailed information about North American Company for Life and Health Insurance of New York and the North American Separate Account VAI including more information about commissions and distribution expenses. A free copy of the SAI can be obtained by contacting Your registered representative or by contacting our Principal Office at:

        North American Company for Life and Health Insurance of New York
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                                 1-877-586-0240

Information about North American Company for Life and Health Insurance of New York can be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about North American Company for Life and Health Insurance of New York are also available on the Commission's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549-0102.

SEC File No. 811-

                   STATEMENT OF ADDITIONAL INFORMATION FOR THE

              NORTH AMERICAN ADVANTAGE NY VARIABLE ANNUITY CONTRACT

                                   Offered by

        NORTH AMERICAN COMPANY FOR LIFE AND HEALTH INSURANCE OF NEW YORK

                 (Through North American Separate Account VA I)

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the North American Advantage NY Variable Annuity ("contract") offered by North American Company For Life And Health Insurance of New York. You may obtain a copy of the Prospectus dated ________, 2003, by writing to:

        North American Company For Life And Health Insurance of New York
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                                 1-877-586-0240.

Terms used in the current Prospectus for the contract are incorporated in this document.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.

                             Dated __________, 2003

                                TABLE OF CONTENTS

THE CONTRACT.................................................................................................................4
      Entire Contract........................................................................................................4
      Changes to the Contract................................................................................................4
      Beneficiary............................................................................................................4
      Change of Beneficiary..................................................................................................4
      Change in maturity date................................................................................................4
      Incontestability.......................................................................................................4
      Misstatement of Age or Sex.............................................................................................4
      Periodic Reports.......................................................................................................5
      Non-participating......................................................................................................5
      Claims of Creditors....................................................................................................5
      Minimum Benefits.......................................................................................................5
      Payment of Premiums....................................................................................................5
      Ownership..............................................................................................................5
      Assignment.............................................................................................................6
      Accumulation Unit Value................................................................................................6
      Annuity Payments.......................................................................................................6

CALCULATION OF YIELDS AND TOTAL RETURNS......................................................................................7
      Money Market Investment Division Yield Calculation.....................................................................7
      Other Investment Division Yield Calculations...........................................................................8
      Standard Total Return Calculations.....................................................................................9
      Cumulative Total Returns..............................................................................................10
      Adjusted Historical Performance Data..................................................................................10

FEDERAL TAX MATTERS.........................................................................................................15
      Tax-Free Exchanges (Section 1035).....................................................................................15
      Required Distributions................................................................................................16
      Non-Natural Person owners.............................................................................................16
      Diversification Requirements..........................................................................................16
      Owner Control.........................................................................................................16
      Taxation of Qualified Contracts.......................................................................................17

DISTRIBUTION OF THE CONTRACT................................................................................................18

SAFEKEEPING OF ACCOUNT ASSETS...............................................................................................18

STATE REGULATION............................................................................................................18

RECORDS AND REPORTS.........................................................................................................19

LEGAL PROCEEDINGS...........................................................................................................19

LEGAL MATTERS...............................................................................................................19

EXPERTS.....................................................................................................................19

OTHER INFORMATION...........................................................................................................19

FINANCIAL STATEMENTS........................................................................................................19

                                  THE CONTRACT

Entire Contract

The entire contract between You and Us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.

Changes to the Contract

No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify the contract.

We may change the contract without Your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to the contract.

Beneficiary

You will name the beneficiary in the application. A beneficiary is revocable unless otherwise stated in the beneficiary designation. If no beneficiary or co-owner is living when the owner or annuitant dies, the death benefit will be paid to You or Your estate. If no primary beneficiary is living at the time of the owner's or annuitant's death, the proceeds are payable to the Contingent beneficiary, if any.

Change of Beneficiary

You may change a revocable beneficiary. We must receive written notice informing Us of the change. Upon receipt and acceptance, a change takes effect as of the date the written notice was signed. We will not be liable for any payment made before We record the written notice.

Change in Maturity Date

At any time You may change the maturity date by written notice. We must receive Your written notice requesting such change at least 30 days prior to the original maturity date. Any maturity date may not be a date that is before the end of the surrender period shown on the specifications page.

Incontestability

We will not contest the contract.

Misstatement of Age or Sex

If the age or sex of the annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.

Any underpayments made by Us will be paid to the payee. Any overpayments made by Us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.

Periodic Reports

At least once each year, We will send You a report containing information required by applicable state law.

Non-Participating

The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

Claims of Creditors

To the extent permitted by law, no benefits payable under the contract to a beneficiary or payee are subject to the claims of creditors.

Minimum Benefits

The annuity payments, surrender values and death benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.

Payment of Premiums

The initial premium is due on the issue date. You may make additional premium payments in any amount and frequency, subject to the limits shown on the Specifications Page.

Ownership

The contract belongs to You. You have all rights granted by the contract, including the right to change Owners and beneficiaries, subject to the rights of:

1) Any assignee of record with Us;
2) Any irrevocable beneficiary; and
3) Any restricted ownership.

We must receive written notice informing Us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed. However, We are not liable for payments made by Us before We record the written notice. A change of owner may have adverse tax consequences.

Assignment

You may assign the contract by giving Us written notice. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the written notice of assignment. An assignment may have adverse tax consequences.

Accumulation Unit Value

We determine accumulation unit values for each investment division of Our Separate Account at the end of each business day. The accumulation unit value for each investment division was initially set at $10.00. The accumulation unit values for any business day is equal to the accumulation unit values for the preceding business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment division every business day as follows:

o First, We take the net asset value per share held in the investment division at the end of the current business day plus the per share amount of any dividends or capital gain distributions on shares held in the investment divisions on the current business day; minus the per share amount of any capital loss, realized or unrealized, on shares held in the investment division on the current business day.

o Then, We divide this amount by the net asset value per share held in the investment division at the close of business on the preceding business day (after giving effect to any contract transactions on that day).

o Then, We subtract a daily asset charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday, Sunday, and Monday). The daily charge for the basic contract, with no riders, is currently 0.00260% which is an effective annual rate of 0.95%. This charge is for mortality and expense risks assumed by Us under the contract and to cover administrative costs We incur for transactions related to the Separate Account. The daily charge, for a contract with all of the riders, is currently 0.00753% which is an effective annual rate of 2.75%. The maximum guaranteed charge is at an effective annual rate of 6.15%

o Finally, We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes.

     Generally, this means that We would adjust unit values to reflect what happens to the Funds, and also for any charges.

Annuity Payments

The amount of each fixed annuity payment will be set on the maturity date and will not subsequently be affected by the investment performance of the investment divisions.

The amount of each variable annuity payment will be affected by the investment performance of the investment divisions. Variable payment options are not available in certain states.

The dollar amount of the first monthly variable annuity payment is computed for each investment division by applying the value in the investment division, as of a date not more than 10 business days prior to the maturity date, to the appropriate rate for the payout option selected using the age and sex (where permissible) of the annuitant. The number of annuity units for each investment division is then calculated by dividing the first variable annuity payment for that investment division by the investment division 's annuity unit value as of the same date.

The dollar amount of each subsequent payment from an investment division is equal to the number of annuity units for that investment division times the annuity unit value for that investment division as of a uniformly applied date not more than 10 business days before the annuity payment is due.

The payment made to the annuitant for the first payment and all subsequent payments will be the sum of the payment amounts for each investment division.

The annuity unit value for each investment division was initially set at $10. The annuity unit value for any business day is equal to (1) multiplied by (2) multiplied by (3) where:

(1) = the annuity unit value for the preceding business day:
(2) = the net investment factor (as described above) for that division on that business day.
(3) = the investment result adjustment factor (0.99986634 per day), which recognizes an assumed interest rate of 5% per year used in determining the annuity payment amounts.

Transfers after the maturity date will only be allowed twice per contract Year and will be made using the annuity unit value for the investment division s on the date the request for transfer is received. On the transfer date, the number of annuity units transferred from the investment division is multiplied by the annuity unit value for that investment division to determine the value being transferred. This value is then transferred into the indicated investment division (s) by converting this value into annuity units of the proper investment division (s). The annuity units are determined by dividing the value being transferred into an investment division by the annuity unit value of the investment division on the transfer date. The transfer shall result in the same dollar amount of variable annuity payment on the date of transfer.

                     CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Investment Division Yield Calculation

In accordance with regulations adopted by the Securities and Exchange Commission, North American is required to compute the Fidelity VIP Money Market Fund Investment Division's and Rydex VT U.S. Government Money Market Fund Investment Division's (called "the money market investment divisions" for the purpose of this section) current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market investment divisions or on their respective portfolio securities. This current annualized yield for each money market investment division is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) in the value of a hypothetical account having a balance of one unit of a money market investment division at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual maintenance fee, the mortality and expense risk charge, and income and expenses accrued during the period. Because of these deductions, the yield for a money market investment division of the Separate Account will be lower than the yield for the respective money market investment divisions or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits North American to disclose the effective yield of the money market investment divisions for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

The yield on amounts held in the money market investment divisions normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The investment division 's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market investment divisions or substitute funding vehicle, the types and quality of portfolio securities held by the money market investment divisions or substitute funding vehicle, and operating expenses. In addition, the yield figures are for the base contract only with no rider charges and do not reflect the effect of any surrender charge that may be applicable to a particular contract.

Other Investment Division Yield Calculations

North American may from time to time disclose the current annualized yield of one or more of the investment division s (except the Money Market investment divisions) for 30-day periods. The annualized yield of an investment division refers to income generated by the investment division over a specified 30-day period. Because the yield is annualized, the yield generated by an investment division during the 30-day period is assumed to be generated each 30-day period. This yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

         YIELD = 2 [ (a - b + 1)6 - 1 ]
                      -----
                       cd

  Where:   a =  net investment income earned during the period by the portfolio
                (or substitute funding vehicle) attributable to shares owned by the investment division.
           b =  expenses accrued for the period (net of reimbursements).
           c = the average daily number of units outstanding during the period. d = the maximum offering price per unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all owner accounts. The yield calculations do not reflect the effect of any surrender charges that may be applicable to a particular contract. Surrender charges range from 7% to 0% of the amount of premium withdrawn depending on the elapsed time since the premium was paid.

Because of the charges and deductions imposed by the Separate Account the yield of the investment division will be lower than the yield for the corresponding portfolio. The yield on amounts held in the investment division s normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The investment division 's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Standard Total Return Calculations

North American may from time to time also disclose average annual total returns for one or more of the investment division s for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

         P (1 + T)n = ERV
  Where:   P =  a hypothetical initial payment of $1,000
           T =  average annual total return
           n =  number of years
           ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten-year period, at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees that are charged to all owner accounts are recognized in the ending redeemable value. This includes a contract charges factor that is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the annual $30 annual maintenance fee. This additional amount is based on an anticipated average accumulation value of $35,000 so it is calculated as $30/$35,000, or 0.09% annually. The standard average annual total return calculations assume the contract is surrendered and therefore will reflect the effect of surrender charges that may be applicable to a particular period.

North American may disclose average annual total returns in various ways, depicting (a) whether the contract is surrendered or maintained in force; (b) whether the bonus credit is selected; (c) whether other optional riders are selected. Accordingly, North American may disclose the following types of average annual total return:

1. The contract is surrendered and has the bonus credit and all other optional riders;

2. The contract is surrendered, but neither the bonus nor any other riders are selected;

3. The contract is surrendered, the bonus is selected but no other riders are selected;

4. The contract is not surrendered, the bonus credit is not selected, but all other riders are selected; and

5. The contract is not surrendered, and neither the bonus credit nor any other riders are selected.

Total return figures may also reflect that some but not all riders (other than the bonus) are selected. North American may from time to time also disclose average annual total returns in a format, which assumes that the contract is kept in force through the time period shown. Such non-standard returns will be identical to the standard format, which assumes the contract is surrendered except that the contingent deferred sales charge percentage will be assumed to be 0%. The non-standard returns, which assume the contract is kept in-force, will only be shown in conjunction with standard returns, which assume the contract is surrendered.

Cumulative Total Returns

North American may from time to time also disclose cumulative total returns in conjunction with the annual returns described above. The cumulative returns will be calculated using the following formula.

         CTR = [ERV/P] - 1

Where:   CTR = the cumulative total return net of the investment division recurring charges for the period.

         ERV = ending redeemable value of an assumed $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion thereof).

           P = an assumed initial payment of $1,000

The returns which assume the contract is kept in-force will only be shown in conjunction with returns which assume the contract is surrendered.

North American may also disclose the value of an assumed payment of $10,000 (or other amounts) at the end of various periods of time.

Adjusted Historical Performance Data

North American may also disclose adjusted historical performance data for an investment division for periods before the investment division commenced operations, based on the assumption that the investment division was in existence before it actually was, and that the investment division had been invested in a particular portfolio that was in existence prior to the investment division 's commencement of operations. The portfolio used for these calculations will be the actual portfolio that the investment division will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a "contract charges" factor to reflect the charges imposed under the contract. The contract charges factor is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the annual $30 annual maintenance fee. This additional amount is based on an anticipated average Accumulation Value of $35,000 so it is calculated as $30/$35,000, or 0.09% annually. The total is then divided by 12 to get the monthly contract charges factor, which is then applied to the value of the hypothetical initial payment in the applicable portfolio to get the value in the investment division. The contract charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value ("ERV") of a hypothetical $1,000 initial payment in the investment division is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales charge) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales charge).

Adjusted Historical--Average Annual - Example 1

The following is the average annual total return information for the investment divisions of North American Separate Account VAI based on the assumption that the contract is surrendered through the end of the time period shown, and no optional riders have not been selected. The returns reflect the impact of any applicable contingent deferred sales charge. The returns assume that each of the investment divisions had been available to North American Separate Account VAI since the portfolio inception date.

                                                                     Inception of the
                                                                         Portfolio to     10 Year Period      5 Year Period
Investment Division with Inception Date                                    12/21/2002   Ended 12/31/2002   Ended 12/31/2002
----------------------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio (1/9/1989)
----------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio (1/25/1995)
----------------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio (5/3/1993)
----------------------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization Portfolio (9/21/1988)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Balanced Fund (5/1/1991)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation Fund (11/20/1987)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth Fund (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
American Century VP International Fund (8/15/2001)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund (8/14/2001)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Equity Portfolio (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Mid Cap Growth Portfolio (7/16/1991)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Small Cap Growth Portfolio (3/15/1995)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset ManagerSM Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Balanced Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Index 500 Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP MidCap Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market Portfolio (4/1/1982)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Financial Services Fund (9/21/1999)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Health Sciences Fund (5/22/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Technology Fund (5/21/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Utilities Fund (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Bond Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Small Company Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Growth & Income Fund (12/11/1989)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC International Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Mid-Cap Value Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Emerging Growth Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Investors Trust Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT New Discovery Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Research Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Arktos Fund (5/21/2001)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Nova Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT OTC Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT U.S. Govt Money Market Fund  (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Ursa Fund (6/10/1997)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Bond Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Emerging Markets Fund (12/21/1995)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Real Estate Fund (6/23/1997)
----------------------------------------------------------------------------------------------------------------------------

N/A - The return information for the investment division is not reflected as the investment division had not commenced operations for the time period shown.

Adjusted Historical--Cumulative--Example 2

The following is the cumulative total return information for the investment divisions of North American Separate Account VAI based on the assumption that the contract is surrendered at the end of the time period shown, and no optional riders have been selected. The returns reflect the impact of any applicable contingent deferred sales charge. The returns assume that each of the investment divisions had been available to North American Separate Account VAI since the portfolio inception date.


Investment Division with Inception Date                              Inception of the
                                                                        Portfolio to     10 Year Period      5 Year Period
                                                                         12/21/2002     Ended 12/31/2002   Ended 12/31/2002
----------------------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio (1/9/1989)
----------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio (1/25/1995)
----------------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio (5/3/1993)
----------------------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization Portfolio (9/21/1988)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Balanced Fund (5/1/1991)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation Fund (11/20/1987)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth Fund (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
American Century VP International Fund (8/15/2001)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund (8/14/2001)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Equity Portfolio (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Mid Cap Growth Portfolio (7/16/1991)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Small Cap Growth Portfolio (3/15/1995)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset ManagerSM Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Balanced Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Index 500 Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP MidCap Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market Portfolio (4/1/1982)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Financial Services Fund (9/21/1999)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Health Sciences Fund (5/22/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Technology Fund (5/21/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Utilities Fund (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Bond Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Small Company Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Growth & Income Fund (12/11/1989)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC International Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Mid-Cap Value Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Emerging Growth Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Investors Trust Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT New Discovery Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Research Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Arktos Fund (5/21/2001)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Nova Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT OTC Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT U.S. Govt Money Market Fund  (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Ursa Fund (6/10/1997)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Bond Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Emerging Markets Fund (12/21/1995)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Real Estate Fund (6/23/1997)
----------------------------------------------------------------------------------------------------------------------------

N/A - The return information for the investment division is not reflected as the investment division had not commenced operations for the time period shown.

Adjusted Historical--Cumulative--Example 3

The following is the cumulative total return information for the investment divisions of North American Separate Account VAI based on the assumption that the contract is kept in-force through the end of the time period shown, and no optional riders have been selected. The contingent deferred sales charges are set to zero. The returns assume that each of the investment divisions had been available to North American Separate Account VAI since the portfolio inception date.

Investment Division with Inception Date                              Inception of the
                                                                         Portfolio to    10 Year Period      5 Year Period
                                                                          12/21/2002     Ended 12/31/2002   Ended 12/31/2002
----------------------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio (1/9/1989)
----------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio (1/25/1995)
----------------------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio (5/3/1993)
----------------------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization Portfolio (9/21/1988)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Balanced Fund (5/1/1991)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation Fund (11/20/1987)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth Fund (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
American Century VP International Fund (8/15/2001)
----------------------------------------------------------------------------------------------------------------------------
American Century VP Value Fund (8/14/2001)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Equity Portfolio (5/1/2002)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Mid Cap Growth Portfolio (7/16/1991)
----------------------------------------------------------------------------------------------------------------------------
Calvert VS Social Small Cap Growth Portfolio (3/15/1995)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset ManagerSM Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Balanced Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Index 500 Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP MidCap Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market Portfolio (4/1/1982)
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio (1/12/2000)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Financial Services Fund (9/21/1999)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Health Sciences Fund (5/22/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Technology Fund (5/21/1997)
----------------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Utilities Fund (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Bond Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Series Trust II Small Company Portfolio (1/3/1995)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Growth & Income Fund (12/11/1989)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC International Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
Lord Abbett VC Mid-Cap Value Fund (9/15/1999)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Emerging Growth Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Investors Trust Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT New Discovery Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
MFS(R)VIT Research Series (5/1/2000)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Arktos Fund (5/21/2001)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Nova Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT OTC Fund (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT U.S. Govt Money Market Fund  (5/7/1997)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Ursa Fund (6/10/1997)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Bond Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Emerging Markets Fund (12/21/1995)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets Fund (9/1/1989)
----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Real Estate Fund (6/23/1997)
----------------------------------------------------------------------------------------------------------------------------

N/A - The return information for the investment division is not reflected as the investment division had not commenced operations for the time period shown.

                               FEDERAL TAX MATTERS

Tax-Free Exchanges (Section 1035)

North American accepts premiums which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code. Except as required by federal law in calculating the basis of the contract, the Company does not differentiate between Section 1035 premiums and non-Section 1035 premiums.

We also accept "rollovers" from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other qualified contract which is eligible to "rollover" into an IRA (except 403(b) contracts). The Company differentiates between nonqualified contracts and IRAs to the extent necessary to comply with federal tax laws.

Required Distributions

In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the code requires any nonqualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner's death, or (2) as annuity payments which will begin within one year of that owner's death and which will be made over the life of the owner's "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary. The owner's "designated beneficiary" is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

The nonqualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to qualified contracts.

Non-Natural Person Owners

If a non-natural person (e.g., a corporation or a trust) owns a nonqualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

Diversification Requirements

The Code requires that the investments of each investment division of the separate account underlying the contracts be "adequately diversified" in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control

In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the contracts do not give owners investment control over separate account assets, we reserve the right to modify the contracts as necessary to prevent an owner from being treated as the owner of the separate account assets supporting the contract.

Taxation of Qualified Contracts

The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of specific dollar amount or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax.

Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Section 457 Plans, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

                          DISTRIBUTION OF THE CONTRACT

Sammons Securities Company, LLC, the principal underwriter of the contract, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Sammons Securities Company, LLC is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent-company of North American Company for Life and Health Insurance of New York. The address for Sammons Securities Company, LLC is as follows: 4261 Park Road, Ann Arbor, Michigan 48103.

The contracts are offered to the public through brokers, licensed under the federal securities laws and state insurance laws, that have entered into agreements with Sammons Securities Company, LLC. The offering of the contracts is continuous and Sammons Securities Company, LLC does not anticipate discontinuing the offering of the contracts. However, Sammons Securities Company, LLC does reserve the right to discontinue the offering of the contracts. North American will pay an underwriting commission to Sammons Securities Company, LLC equal to 6.25% of all North American Advantage NY Variable Annuity premiums.

                          SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by North American. The assets are held separate and apart from our fixed account assets. Records are maintained of all premiums and redemptions of Fund shares held by each of the investment divisions.

                                STATE REGULATION

North American is subject to the insurance laws and regulations of the state of New York where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by New York state law or regulation, the contracts will be modified accordingly.

                               RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by North American. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to owners semi-annually at their last known address of record.

                                LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject that are material to the contracts. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

                                  LEGAL MATTERS

Legal advice regarding certain matters relating to the federal securities laws applicable to the issue and sale of the contracts has been provided by Sutherland Asbill & Brennan LLP, Washington, D.C.

                                     EXPERTS

The financial statements of North American Company For Life And Health Insurance of New York included in this Statement of Additional Information have been audited by PricewaterhouseCoopers LLP, independent auditors, for the periods indicated in their report thereon which appears herein. The financial statements and schedules audited by PricewaterhouseCoopers LLP have been included in reliance on their report, given on their authority as experts in accounting and auditing. The mailing address for PricewaterhouseCoopers LLP is as follows:

                           PricewaterhouseCoopers LLP
                         Suite 1300, 650 Third Avenue S.
                           Minneapolis, MN 55402-4333

                                OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                              FINANCIAL STATEMENTS

The financial statements of North American Company For Life And Health Insurance of New York should be considered only as bearing on the ability of North American to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of Separate Account VA I.

                                     Part C

                                OTHER INFORMATION

Item 24.

 (a)  Financial Statements

      Financial statements to be filed by amendment.

 (b)  Exhibits:

     (1) Resolution of the Board of Directors of North American Company for Life and Health Insurance of New York authorizing establishment of Separate Account VA I (2)

     (2)  Not Applicable

     (3) (a) Principal Underwriting Agreement between North American Company for Life and Health Insurance of New York and Sammons Securities Company LLC (1)

          (b) Registered Representative Contract  (1)

      (4) (a) Form of Flexible Premium Deferred Variable Annuity Contract (2)

          (b) Maturity Date Endorsement for Qualified Contracts  (1)

          (c) Bonus Credit Premium Rider (2)

          (d) Minimum Premium Rider (2)

          (e) Charitable Remained Trust Rider (2)

          (f) Higher Education Rider (2)

     (5) (a) Form of Application for Flexible Premium Deferred Variable Annuity Contract (2)

     (6) (a) Charter of North American Company for Life and Health Insurance of New York (2)

          (b) By-laws of North American Company for Life and Health Insurance of New York (2)

     (7) Not Applicable

     (8) (a) Form of Participation Agreement between North American Company for Life and Health Insurance of New York and Fidelity VIP I and VIP II (1)

          (b) Form of Participation Agreement between North American Company for Life and Health Insurance of New York and Fidelity VIP III (1)

          (c) Form of Participation Agreement between North American Company for Life and Health Insurance of New York and American Century Investment Services Inc. (1)

          (d) Participation Agreement for MFS Variable Insurance Trusts (1)

          (e) Participation Agreement for Lord Abbett Series Funds, Inc. (1)

          (f) Participation Agreement for Fred Alger Management, Inc.  (1)

          (g) Form of Participation Agreement between North American Company for Life and Health Insurance of New York and Van Eck Worldwide Insurance Trust (1)

          (h) Form of Participation Agreement between North American Company for Life and Health Insurance of New York and INVESCO Variable Investment Funds, Inc. (1)

          (i) Form of Participation Agreement between North American Company for Life and Health Insurance of New York and PIMCO Variable Insurance Trust (1)

          (j) Form of Participation Agreement between North American Company for Life and Health Insurance of New York and Calvert Variable Series, Inc. (1)

          (k) Form of Participation Agreement between North American Company for Life and Health Insurance of New York and J.P. Morgan Series Trust II (1)

          (l) Form of Participation Agreement between North American Company for Life and Health Insurance of New York and Rydex Variable Trust (1)

          (m) Form of Participation Agreement between North American Company for Life and Health Insurance of New York and Janus Aspen Series (1)

      (9) Opinion and Consent of Counsel (1)

     (10) (a) Consent of Counsel (1)

          (b) Consent of Independent Auditors (1)

     (11) Not Applicable

     (12) Not Applicable

     (13) Performance Data Calculations (1)

     (14) Power of Attorney (2)

 (1) To be filed by amendment.
 (2) Filed herewith.

Item 25.

Below is a list of North American's directors and executive officers.

  Name and Principal Business Address*                             Position and Offices with Depositor
------------------------------------------------------------------ ---------------------------------------------------
Michael M. Masterson ***                                           Chairman, President & Chief Executive Officer
------------------------------------------------------------------ ---------------------------------------------------
Jill F. Willman                                                    Executive Vice President & Chief Operating Officer
------------------------------------------------------------------ ---------------------------------------------------
John J. Craig, II ****                                             Senior Vice President
------------------------------------------------------------------ ---------------------------------------------------
Garth Garlock ***                                                  Senior Vice President & Chief Marketing Officer
------------------------------------------------------------------ ---------------------------------------------------
Stephen P. Horvat, Jr. ***                                         Senior Vice President, General Counsel &
                                                                   Secretary
------------------------------------------------------------------ ---------------------------------------------------
Donald J. Iverson ****                                             Senior Vice President & Corporate Actuary
------------------------------------------------------------------ ---------------------------------------------------
Thomas M. Meyer ****                                               Senior Vice President, Chief Financial Officer &
                                                                   Treasurer
------------------------------------------------------------------ ---------------------------------------------------
Jon P. Newsom **                                                   Senior Vice President
------------------------------------------------------------------ ---------------------------------------------------
Brian P. Rohr ***                                                  Senior Vice President - Organizational Development
------------------------------------------------------------------ ---------------------------------------------------
Mary J. Bahna-Nolan ***                                            Vice President - Product Development, Life
                                                                   Insurance
------------------------------------------------------------------ ---------------------------------------------------
Carl M. Balmas                                                     Vice President - Sales
------------------------------------------------------------------ ---------------------------------------------------
Norma E. Davis ***                                                 Vice President & Medical Director
------------------------------------------------------------------ ---------------------------------------------------
Esfandyar E. Dinshaw **                                            Vice President - Product Development, Annuities
------------------------------------------------------------------ ---------------------------------------------------
Curtis C. Foody ***                                                Vice President - Information Systems
------------------------------------------------------------------ ---------------------------------------------------
E. John Fromelt *****                                              Vice President - Investments
------------------------------------------------------------------ ---------------------------------------------------
C. Michael Haley ***                                               Vice President - Human Resources
------------------------------------------------------------------ ---------------------------------------------------
Gary W. Helder ****                                                Vice President - Policy Administration
------------------------------------------------------------------ ---------------------------------------------------
Barbara A. Murray ***                                              Vice President - Business Systems Analysis
------------------------------------------------------------------ ---------------------------------------------------
Meg J. Taylor ***                                                  Vice President & Chief Compliance Officer
------------------------------------------------------------------ ---------------------------------------------------
Julia B. Roper ***                                                 Vice President - New Business Services
------------------------------------------------------------------ ---------------------------------------------------
Robert TeKolste **                                                 Vice President - Annuity Marketing
------------------------------------------------------------------ ---------------------------------------------------
Robert W. Korba                                                    Member of the Board of Directors
------------------------------------------------------------------ ---------------------------------------------------
Fletcher Hodges III                                                Member of the Board of Directors
------------------------------------------------------------------ ---------------------------------------------------
John A. Sivright                                                   Member of the Board of Directors
------------------------------------------------------------------ ---------------------------------------------------
Morton E. Spitzer                                                  Member of the Board of Directors
------------------------------------------------------------------ ---------------------------------------------------
Michael A. Temple                                                  Member of the Board of Directors
------------------------------------------------------------------ ---------------------------------------------------

* Unless otherwise noted, all addresses are North American, 990 Stewart Ave., Suite 200, Garden City, NY 11530.
**    Annuity Division, 4601 Westown Parkway, Suite 300, West Des Moines, IA
      50266
***   525 W. Van Buren, Chicago, IL 60607
****  One Midland Plaza, Sioux Falls, SD 57193-9991
***** 200 E. 10th Street, Suite 301, Sioux Falls, SD 57104

Item 26. Persons Controlled by or Under Common Control With the Depositor.
--------

The Depositor, North American Company for Life and Health Insurance of New York (North American) is an indirect subsidiary of Sammons Enterprises, Incorporated. The Registrant is a segregated asset account of North American.

Sammons Enterprises, Incorporated is owned by The Charles A. Sammons 1987 Charitable Remainder Trust Number Two. Other direct or indirect subsidiaries of Sammons Enterprises, Incorporated are:

                                                                                      Percent Of Voting
  Name                                                      Jurisdiction              Securities Owned
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Communications, Inc.                              Delaware                  100%
  Sammons Communications of New Jersey, Inc. merged into
  Sammons Communications, Inc. as of 12/31/2002.
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Communication of Pennsylvania, Inc.               Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Consolidated Investment Services, Inc.                    Nevada                    100%
  --------------------------------------------------------- ------------------------- ------------------------
  Richmond Holding Company, LLC                             Delaware                  5%
  --------------------------------------------------------- ------------------------- -----------------------
  Sammons Financial Holdings, Inc.  - changed name to
  Sammons Financial Group, Inc. as of 1/11/2002.
  NACOLAH Holding Corporation merged into Sammons           Delaware                  100%
  Financial Group as of  1/1/2002.
  --------------------------------------------------------- ------------------------- ------------------------
  Midland National Life Insurance Company                   Iowa                      100%
  --------------------------------------------------------- ------------------------- ------------------------
  Institutional Founders Life Insurance Company -           Illinois                  0%
  voluntary dissolution 4/1/2003
  --------------------------------------------------------- ------------------------- ------------------------
  North American Company for Life & Health Insurance
  NACOLAH Life Insurance Company merged into North
  American Company for Life & Health Insurance as of        Illinois                  100%
  1/1/2002.
  --------------------------------------------------------- ------------------------- ------------------------
  North American Company for Life & Health Insurance of                               100%
  New York                                                  New York
  --------------------------------------------------------- ------------------------- ------------------------
  CHC Holding, Inc.                                         Wisconsin                 100%
  --------------------------------------------------------- ------------------------- -----------------------
  Clarica Life Insurance Company - U.S.                     North Dakota              100%
  --------------------------------------------------------- ------------------------- ------------------------
  WSLIC Marketing Corp.                                     North Dakota              100%
  --------------------------------------------------------- ------------------------- ------------------------
  CHC Services, Inc.                                        Wisconsin                 100%
  --------------------------------------------------------- ------------------------- ------------------------
  Western States Development Corp.                          North Dakota              100%
  --------------------------------------------------------- ------------------------- ------------------------
  NACOLAH Ventures, L.L.C.                                  Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Midland Advisors Company - stock sale 5/2001              South Dakota              0%
  --------------------------------------------------------- ------------------------- ------------------------
  Parkway Holdings, Inc.                                    Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Parkway Mortgage, Inc.                                    Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  CH Holdings, Inc.                                         Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Corporation                                       Texas                     100%
  --------------------------------------------------------- ------------------------- ------------------------
  Otter, Inc.                                               Oklahoma                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Cathedral Hill Hotel, Inc.                                Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Power Development, Inc.                           Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Gila Bend Power Partners,  L.L.C.                         Delaware                  50%
  --------------------------------------------------------- ------------------------- ------------------------
  Mountain Valley Spring Company                            Arkansas                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Water Lines, Inc.                                         Arkansas                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Distribution Holdings, Inc.                       Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Vinson Supply Company - changed name to Sammons VSC,      Delaware                  100%
  Inc. 3/19/2001.
  --------------------------------------------------------- ------------------------- -------------------------
  Vinson Supply (UK) LTD.                                   United Kingdom            50%
  --------------------------------------------------------- ------------------------- ------------------------
  Mylon C. Jacobs Supply                                    Oklahoma                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Composite Thread Protectors, Inc. - changed name to       Pennsylvania              100%
  Sammons CTP, Inc. 3/23/2001.
  --------------------------------------------------------- ------------------------- ------------------------
  Vinson Process Controls Company- changed name to          Delaware                  100%
  Sammons VPC, Inc. 3/20/2001.
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Distribution, Inc.                                Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs-Weaver, Inc. - changed name to Sammons BW, Inc.
  3/15/2001.
  B-W Mex Services, Inc. merged into Sammons BW, Inc.       Delaware                  100%
  12/31/02.
  --------------------------------------------------------- ------------------------- ------------------------
  TMIS, Inc.                                                Texas                     100%
  --------------------------------------------------------- ------------------------- ------------------------
  B-W Mex, Inc.                                             Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Abastecedora de Services Industriales y Productos S.A.
  de C.V.  (ASPI)
  Personal Para Services Integrados de Mexico S.A.
  (Personal)  and
  Especialistas en Systems de Distribucion  Industrial
  S.A. de C.V. (ESDI) and                                   Mexico                    100%
  Especialistas en Procuramiento
  Industrial S.A. de C.V. (EPI) all merged into
  Abastecoedora de Services Industrials Productos S.A. de
  C.V. (ASPI) as of 12/31/02.
  --------------------------------------------------------- ------------------------- ------------------------
  Sealing Specialists of Texas, Inc.                        Texas                     100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs ITD Corp.                                          Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs Equipment Trust                                    Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs Equipment Mexico, Inc.                             Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Montecargas Yale de Mexico S. A. de C.V. (YALESA)         Mexico                    100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs Equipment S.A. de C.V. (BESA)                      Mexico                    100%
  --------------------------------------------------------- ------------------------- ------------------------
  Briggs Construction Equipment, Inc.                       Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Crestpark LP, Inc.                                        Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Crestpark Holding, Inc.                                   Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Venture Properties, Inc.                          Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Realty Corporation                                Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Legacy Venture GP, Inc.                           Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Legacy Venture LP, Inc.                           Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Income Properties, Inc.                           Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  Sammons Eiger Venture, Inc.                               Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------
  GBH Venture Co. , Inc.                                    Delaware                  100%
  --------------------------------------------------------- ------------------------- ------------------------

Item 27. Number of Contract Owners

No Contracts have been sold.

Item 28. Indemnification

The Company indemnifies actions against all officers, directors, and employees to the full extent permitted by New York law. This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Item 29a. Relationship of Principal Underwriter to Other Investment Companies
---------

Sammons Securities Company LLC, the principal underwriter of the Registrant is also the principal underwriter for flexible premium variable life insurance and annuity contracts issued by:

         Midland National Life Separate Account A
         Midland National Life Separate Account C

Item 29b. Principal Underwriters

The directors and principal officers of Sammons Securities Company LLC are as follows:

  Name and Principal                            Positions and Offices with
  Business Address*                             Sammons Securities Corporation
  --------------------------------------------- -------------------------------
  Steve Palmitier                               President
  One Midland Plaza,
  Sioux Falls, SD 57193-9991
  --------------------------------------------- -------------------------------
  Jerome S. Rydell                              Chairman
  --------------------------------------------- -------------------------------
  Michael Masterson                             Vice-Chairman
  525 West Van Buren
  Chicago, IL  60607
  --------------------------------------------- -------------------------------
  Michael J. Brooks                             Vice-President
  --------------------------------------------- -------------------------------

*Unless otherwise indicated, the address of each executive officer of Sammons Securities Company LLC is: 4261 Park Road, Ann Arbor MI 48103.

Item 29c. Compensation of Principal Underwriters

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

         (1)                      (2)                     (3)                     (4)                (5)
  Name of Principal        Net Underwriting
     Underwriter             Discounts and          Compensation on            Brokerage           Other
     -----------              Commissions              Redemption             Commissions        Compensation
  Sammons Securities               0                       0                       0                  0

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by North American Company for Life and Health Insurance of New York at the following locations:

            990 Stewart Ave., Suite 200, Garden City, NY 11530
            525 W. Van Buren, Chicago, IL 60607
            4601 Westown Parkway, Suite 300 West Des Moines, IA 50266

Item 31. Management Services

No management related services are provided to the Registrant, except as discussed in Parts A and B.

Item 32. Undertakings and Representations

(a) Any application to purchase a contract offered by the prospectus will include a space that an applicant can check to request a Statement of Additional Information.

(b) Any Statement of Additional Information and any financial statements required to be made available under this form will be delivered promptly upon written or oral request.

(c) North American Company for Life and Health Insurance of New York represents that all fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by North American Company for Life and Health Insurance of New York.

                                   SIGNATURES

As required by the Securities Act of 1933, and under the Investment Company Act of 1940, the Registrant, North American Separate Account VA I has caused this Registration Statement to be signed on its behalf, in the City of Chicago, Illinois, on the 3rd day of September, 2003.

                                                                         NORTH AMERICAN
                                                                         SEPARATE ACCOUNT VA I (REGISTRANT)


Attest:  /s/ *                                                           By:  /s/  *
        -------------------------------------------------------               -------------------------
                                                                              MICHAEL M. MASTERSON
                                                                              Chairman of the Board

                                                                         By:  NORTH AMERICAN COMPANY FOR LIFE
                                                                              AND HEALTH INSURANCE OF NEW YORK
                                                                              (DEPOSITOR)


Attest:  /s/  *                                                          By:  /s/  *
        -------------------------------------------------------               -------------------------
                                                                               MICHAEL M. MASTERSON
                                                                               Chairman of the Board

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following Officers and Directors of North American Company for Life and Health Insurance of New York in the capacities and on the dates indicated.

                      Signatures                                        Title                                Date

/s/  *                                               Chairman of the Board of Directors,                  ____________
------------------------------------                 Director, Chief Executive Officer
Michael M. Masterson                                 (Principal Executive Officer)

/s/ *                                                Senior Vice President, Chief Financial Officer       ____________
-------------------------------                      (Principal Financial Officer)
Thomas M. Meyer

/s/  *                                               Board Member                                         ____________
----------------------------------
John A. Sivwright

/s/  *                                               Board Member                                         ____________
-----------------------------------
Morton E. Spitzer

/s/  *                                               Board Member                                         ____________
------------------------------------
Michael A. Temple

/s/  *                                               Board Member                                         ____________
------------------------------------
Fletcher Hodges III

/s/  *                                               Board Member                                         ____________
------------------------------------
Robert W. Korba


*By:  /s/__________________________                                                                          9/3/03
                                                                                                          ____________
          Therese M. Michel
            Attorney-in-Fact
      Pursuant to Power of Attorney

                               Initial N-4 Filing

-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


-------------------------------------------------------------------------------



                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                       FOR

                       NORTH AMERICAN SEPARATE ACCOUNT VAI

                                       AND

        NORTH AMERICAN COMPANY FOR LIFE AND HEALTH INSURANCE OF NEW YORK



-------------------------------------------------------------------------------


Exhibit Index

Item                        Exhibit
--------------------------- ------------------------------------------------------------------------------------------
24(b)(1)                    Resolution of the Board of Directors of North
                            American Company for Life and Health Insurance of
                            New York authorizing establishment of Separate
                            Account VA I
--------------------------- ------------------------------------------------------------------------------------------
24(b)(4)(a)                 Form of Flexible Premium Deferred Variable Annuity Contract
--------------------------- ------------------------------------------------------------------------------------------
24(b)(4)(c)                 Bonus Credit Premium Rider
--------------------------- ------------------------------------------------------------------------------------------
24(b)(4)(d)                 Minimum Premium Rider
--------------------------- ------------------------------------------------------------------------------------------
24(b)(4)(e)                 Charitable Remained Trust Rider
--------------------------- ------------------------------------------------------------------------------------------
24(b)(4)(f)                 Higher Education Rider
--------------------------- ------------------------------------------------------------------------------------------
24(b)(5)(a)                 Form of Application for Flexible Premium Deferred Variable Annuity Contract
--------------------------- ------------------------------------------------------------------------------------------
24(b)(6)(a)                 Articles of Incorporation of North American Company for Life and Health Insurance of New
                            York
--------------------------- ------------------------------------------------------------------------------------------
24(b)(6)(b)                 By-laws of North American Company for Life and Health Insurance of New York
--------------------------- ------------------------------------------------------------------------------------------
24(b)(14)                   Power of Attorney
--------------------------- ------------------------------------------------------------------------------------------

                          UNANIMOUS WRITTEN CONSENT OF
                            THE BOARD OF DIRECTORS OF
                   NORTH AMERICAN COMPANY FOR LIFE AND HEALTH
                              INSURANCE OF NEW YORK

                               September 18, 2002

The undersigned being all the members of the Board of Directors of North American Company for Life and Health Insurance of New York, a New York insurance company (the "Company"), in lieu of meeting, hereby unanimously consent in writing to the adoption of the following resolutions, pursuant to Article II,
Section 13 of the Bylaws of the Company and in conformance with the New York Business Corporation Law:

     I. RESOLVED, that the Board of Directors of the Company, hereby establishes two separate accounts, pursuant to the provisions of N.Y. Ins. Law ss.4240, designated Separate Account VA I to fund variable annuity contracts and Separate Account VUL I to fund variable life insurance policies (hereinafter the "Separate Accounts"), for the following use and purposes, and subject to such conditions as hereinafter set forth; and

     II. FURTHER RESOLVED, that the Separate Accounts are established for the purpose of providing for the issuance by the Company of certain variable annuity contracts and variable life insurance policies, respectively (the "Policies"), and shall constitute a funding medium to support reserves under such Policies issued , by the Company; and

     III. FURTHER RESOLVED, that the income, gains and losses, whether or not realized, from assets allocated to the Separate Accounts shall, in accordance with the applicable agreement or agreements be credited to or charged against the respective Separate Account, without regard to other income, gains or losses of the Company; and

     IV. FURTHER RESOLVED, that assets allocated to the Separate Accounts shall be owned by the Company and the assets therein shall be the property of the Company. The Company shall not be or hold itself out as a trustee of such assets.

     V. FURTHER RESOLVED, that the portion of the assets of the Separate Accounts not exceeding the reserves and other contract liabilities with respect to the respective Separate Account shall not be charged with liabilities arising out of any other business of the Company; and

     VI. FURTHER RESOLVED, that the Separate Accounts shall each be divided into investment divisions, each of which shall invest in the shares of an open-end management investment company portfolio or units of a unit investment trust, and net premium payments under the Policies shall be allocated in accordance with instructions received from owners of the Policies; and

     VII. FURTHER RESOLVED, that the President, Chief Executive Officer and Chief Financial Officer (hereafter, the "empowered officers") and each of them, with full power to act without the others, be, and they hereby are, severally authorized to add or remove any investment division of the Separate Accounts, any open-end management investment company or portfolio thereof, or any unit investment trust or series thereof, as may hereafter be deemed necessary or appropriate; and

     VIII. FURTHER RESOLVED, that the income, gains and losses, whether or not realized, from assets allocated to each investment division of the Separate Accounts shall, in accordance with the applicable agreement or agreements, be credited to or charged against such investment division of the respective Separate Account, without regard to other income, gains or losses of any other investment division of the respective Separate Account; and

     IX. FURTHER RESOLVED, that the empowered officers and each of them, with full power to act without the others, be, and they hereby are, severally authorized to invest such amount or amounts of the Company's cash in the Separate Accounts or in any investment division thereof, or in any open end investment company portfolio or unit investment trust, as may be deemed necessary or appropriate to facilitate the commencement of the Separate Accounts' and/or the portfolio's or unit investment trust's operations and/or to meet any minimum capital requirements under the Investment Company Act of 1940, as amended (the "1940 Act"); and

     X. FURTHER RESOLVED, that the empowered officers and each of them, with full power to act without the others, be, and they hereby are, severally authorized to transfer cash from time to time from the Company's general account to the Separate Accounts, or from the Separate Accounts to the general account, as deemed necessary or appropriate and consistent with the terms of the Policies, subject to any approvals required by the New York Superintendent of Insurance; and

     XI. FURTHER RESOLVED, that the Board of Directors of the Company reserves the right to change the designation of either of the Separate Accounts hereafter to such other designation as it may deem necessary or appropriate; and

     XII. FURTHER RESOLVED, that the empowered officers and each of them, with full power to act without the others, with such assistance from the Company's independent certified public accountants, legal counsel and independent consultants or others as they may require, be, and they hereby are, severally authorized and directed to take all action necessary to: (a) register the Separate Accounts as unit investment trusts under the 1940 Act; (b) register the Policies under the Securities Act of 1933 (the "1933 Act"); and (c) take all other actions that are necessary in connection with the offering of the Policies for sale and the operation of the Separate Accounts in order to comply with the 1940 Act, the 1933 Act, the Securities Exchange Act of 1934 and other applicable federal laws, including the filing of any registration statements, any undertakings, no-action requests, consents, applications for exemptions from the 1940 Act or other applicable federal laws, and any amendments to the foregoing as the empowered officers of the Company shall deem necessary or appropriate; and

     XIII. FURTHER RESOLVED, that the empowered officers and each of them, with full power to act without the others, are severally authorized and empowered to prepare, execute and cause to be filed with the Securities and Exchange Commission on behalf of the Separate Accounts, and by the Company as sponsor and depositor, Notifications of Registration on Form N-8A, and registration statements on Forms N-4 or N-6, as appropriate, or their successor forms, registering the Separate Accounts as an investment companies under the 1940 Act and registering the Policies under the 1933 Act, and any and all amendments to the foregoing on behalf of the Separate Accounts and the Company and on behalf of and as attorneys-in-fact for the empowered officers and/or any other officer of the Company; and

     XIV. FURTHER RESOLVED, that the Senior Vice President-Legal(and any successor to such position), is duly appointed as agent for service under any such registration statement, duly authorized to receive communications and notices from the Securities and Exchange Commission with respect thereto; and

     XV. FURTHER RESOLVED, that the empowered officers and each of them, with full power to act without the others, are severally authorized on behalf of the Separate Accounts and on behalf of the Company to take any and all action that each of them may deem necessary or advisable in order to offer and sell the Policies, including any registrations, filings and qualifications both of the Company, its officers, agents and employees, and of the Policies, under the insurance and/or securities laws of New York, and in connection therewith to prepare, execute, deliver and file all such applications, requests, undertakings, reports, covenants, resolutions, applications for exemptions, consents to service of process, plans of operations, and other papers and instruments as may be required under such laws, and to take any and all further action which such officers or legal counsel of the Company may deem necessary or desirable (including entering into whatever agreements and contracts may be necessary) in order to maintain such registrations or qualifications for as long as the officers or legal counsel deem it to be in the best interests of the Separate Accounts and the Company; and

     XVI. FURTHER RESOLVED, that the empowered officers and each of them, with full power to act without the others, be, and they hereby are, severally authorized in the names and on behalf of the Separate Accounts and the Company to prepare and file with the Superintendent of Insurance of New York a Plan of Operations for each of the Separate Accounts in compliance with the insurance laws and regulations of New York; and

     XVII. FURTHER RESOLVED, that the empowered officers and each of them, with full power to act without the others, be, and hereby are, severally authorized to establish procedures under which the Company will provide voting rights for owners of the Policies with respect to securities owned by the Separate Accounts; and

     XVIII. FURTHER RESOLVED, that the empowered officers and each of them, with full power to act without the others, are hereby severally authorized to execute such agreement or agreements as deemed necessary and appropriate
     (i) with a qualified entity under which such entity will be appointed principal underwriter and distributor for the Policies, (ii) with one or more qualified entities to provide administrative services in connection with the establishment and maintenance of the Separate Accounts and the administration of the Policies, and (iii) with the designated mutual fund portfolios and/or the principal underwriter and distributor of such mutual fund portfolios for the purchase and redemption of portfolio shares; and

     XIX. FURTHER RESOLVED, that the empowered officers and each of them, with full power to act without the others, are hereby severally authorized to execute and deliver such at agreements and other documents and do such acts and things as each of them may deem necessary or desirable to carry out the foregoing resolutions and the intent and purposes thereof.

     The written consents of each of the undersigned Directors to the above stated resolution, evidenced by writing their individual signatures below, are given with the intent to make such resolution.

        North American Company for Life and Health Insurance of New York
         Annuity Service Center: P.O. Box 79904 o Des Moines, Iowa 50325

In this Contract, North American Company for Life and Health Insurance of New York is referred to as "We", "Us", "Our", or the "Company". "You" and "Your" refer to the Owner.

We agree to pay the benefits provided by this Contract. This Contract is issued in consideration of the application and payment of the Initial Premium.

RIGHT TO EXAMINE CONTRACT - It is important to Us that You are satisfied with this Contract and that it meets Your insurance goals. Read it carefully. If You are not satisfied with it, You may return it to Our Home Office or to Your agent within 10 days after You receive it. We will then void it as of the Issue Date and we will refund the full Accumulation Value, or if greater, premiums paid.

If this Contract is issued as a replacement Contract, the Right to Examine period is changed from 10 days to 60 days.

THIS IS A LEGAL CONTRACT BETWEEN YOU AND US.  READ IT CAREFULLY.




         Secretary                                               President

         Individual Flexible Premium Deferred Variable Annuity Contract

                   Annuity Payments Starting On Maturity Date
                   Death Benefit Payable Before Maturity Date
                 Non-Participating - Not Eligible For Dividends

  ANNUITY PAYMENTS, DEATH BENEFIT AND ACCUMULATION VALUES ARE VARIABLE AND WILL
           REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT,
          WHICH ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNTS AND WILL
            INCREASE OR DECREASE IN VALUE BASED ON INVESTMENT RESULTS
    THE SMALLEST ANNUAL RATE OF INVESTMENT RETURN REQUIRED TO ENSURE THAT THE
      DOLLAR AMOUNT OF VARIABLE ANNUITY PAYMENTS DOES NOT DECREASE IS 5.95%


TABLE OF CONTENTS
                                                                                    SECTION

RIGHT TO EXAMINE CONTRACT                                                           CONTRACT FACE PAGE
DEFINITIONS                                                                         1
GENERAL PROVISIONS                                                                  2
             Entire Contract                                                        2.1
             Changes to the Contract                                                2.2
             Beneficiary                                                            2.3
             Change of Beneficiary                                                  2.4
             Change in Maturity Date                                                2.5
             Incontestability                                                       2.6
             Misstatement of Age or Sex                                             2.7
             Periodic Reports                                                       2.8
             Non-participating                                                      2.9
             Claims of Creditors                                                    2.10
             Minimum Benefits                                                       2.11
             Payment of Premiums                                                    2.12
             Ownership                                                              2.13
             Assignment                                                             2.14
             Postponement of Payments                                               2.15
             Deferral of Transfers                                                  2.16
YOUR INVESTMENT OPTIONS                                                             3
             The Fixed Account                                                      3.1
             Current Interest Rate                                                  3.2
             Fixed Account Dollar Cost Averaging (DCA)                              3.3
             Portfolio Rebalancing                                                  3.4
             The Separate Account                                                   3.5
             Initial Allocation                                                     3.6
             Allocations                                                            3.7
             Transfers Prior to Maturity Date                                       3.8
             Transfers After the Maturity Date                                      3.9
             Transfer Limitations                                                   3.10
             Account Investments                                                    3.11
             Change in Investment Policy                                            3.12
             Change of Fund                                                         3.13
ACCUMULATION VALUES                                                                 4
             Fixed Account Value                                                    4.1
             Separate Account Value                                                 4.2
             Accumulation Units                                                     4.3
             Accumulation Unit Value                                                4.4
             Net Investment Factor                                                  4.5
             Charges Against The Investment Division                                4.6
SURRENDERS                                                                          5
             Surrender                                                              5.1
             Surrender Value                                                        5.2
             Surrender Charges                                                      5.3
PARTIAL SURRENDERS                                                                  6
             Partial Surrenders                                                     6.1
             Penalty-Free Partial Surrenders                                        6.2
             Surrender Charges                                                      6.3
SYSTEMATIC WITHDRAWAL OPTION                                                        7
DEATH BENEFIT                                                                       8
             Death of Annuitant or Owner Before the Maturity Date                   8.1
             Spousal Continuance                                                    8.2
             Death of Annuitant or Owner On or After the Maturity Date              8.3
             Simultaneous Death                                                     8.4
PAY-OUT PROVISIONS                                                                  9
             Payment of Contract Proceeds                                           9.1
             Betterment of Rates Statement                                          9.2
             Frequency of Annuity Payments                                          9.3
             Fixed Payment Options                                                  9.4
             Fixed Payment Plans                                                    9.5
             Variable Payment Options                                               9.6
             Variable Payment Plans                                                 9.7
             Annuity Unit Value                                                     9.8
             Additional Payment Plans                                               9.9
             Evidence of Age and Survival                                           9.10
SETTLEMENT OPTION TABLES                                                            APPENDIX

SECTION 1:  DEFINITIONS

The following are key words used in this Contract. They are important in describing both Your rights and Ours. When they are used, they are capitalized. As You read Your Contract, refer back to these definitions.

Account(s): The Fixed Account(s) or Separate Account.

Accumulation Value: The value used to determine annuity payments at maturity and death benefits under this Contract. The Accumulation Value is equal to the sum of the amounts you have in the Fixed Account(s) and the Investment Divisions of the Separate Account less any Administration Fees.

Administration Fees: The Annual Maintenance Fee plus any applicable transfer charges.

Annual Maintenance Fee:  The amount as defined on the Specifications Page.

Annuitant: The person(s) named in the application and on the Specifications Page to whom periodic income will be paid. This is the person whose life is used to determine the amount and duration of any periodic income involving life contingencies. The Annuitant will be considered the Owner of the Contract unless otherwise stated on the application.

Beneficiary: The person(s) to whom the death benefit will be paid in the event of the death of the Owner or Annuitant.

Business Day: A day when the New York Stock Exchange is open. Our Business Day ends when the New York Stock Exchange closes. The Separate Account will be valued each Business Day.

Contingent Beneficiary: The person(s), designated by You, to receive the death benefit if the Primary Beneficiary is deceased at the time the death benefit becomes payable.

Contract Anniversary: The same date in each Contract Year as the Issue Date.

Contract Year: The period from one Contract Anniversary to the next Contract Anniversary. The first Contract Year is from the Issue Date to the first Contract Anniversary.

Endorsement or Rider: A form which amends this Contract or which provides additional benefits. When an Endorsement or Rider is attached to this Contract, it is a part of this Contract and is subject to all the terms of this Contract unless We state otherwise.

Funds: The investment companies, more commonly called mutual funds, available for investment by Separate Account VA I on the issue date or as later changed by Us.

Initial Premium: The premium as shown on the Specifications Page.

Issue Age:  Age of the Annuitant on the nearest birthday before the issue date.

Issue Date: The date this Contract is issued and Your rights and benefits begin and from which Contract Anniversaries and Contract Years are measured. The Issue Date is shown on the Specifications Page.

Maturity Date: The date on which monthly income payments will begin. The maximum Maturity Date is the later of a) the Contract Anniversary immediately following the Annuitant's 90th birthday or b) the first day of the tenth Contract Year. The Maturity Date is shown on the Specifications Page.

Minimum Account Value: The Minimum Account Value is shown on the Specifications Page.

Minimum Partial Surrender Amount: The amount as defined on the Specifications Page.

Net Premium: The total premiums received less any Partial Surrenders including any Surrender Charges.

Owner: The person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the Contract.

Payee: The Annuitant is the Payee on the Maturity Date. The Beneficiary is the Payee of the proceeds at the death of the Annuitant or Owner if the date of death is prior to the Maturity Date.

Premium Tax: An amount that may be deducted from the Accumulation Value at full surrender, annuitization or death.

Primary Beneficiary: The person(s) designated by You, who has the first right to receive the death benefit in the event of the death of the Owner or Annuitant.

Proof of Death: Proof of Death may consist of a certified copy of the death certificate or any other proof satisfactory to the Company.

Surrender Charge Schedule: The Surrender Charge Schedule is shown on the Specifications Page. During the Surrender Charge Schedule, a Surrender Charge will apply to any full or Partial Surrender, except as described in Section 6.2.

Surrender Value: The amount available at time of full surrender.

Valuation Period: The time beginning at the close of the New York Stock Exchange on one Business Day and ending at the close of the New York Stock Exchange on the next Business Day.

Written Notice: A notice or request submitted in a written form satisfactory to Us, that is signed by the Owner and received by Us at the address shown on the Specifications Page.

SECTION 2:   GENERAL PROVISIONS

2.1 Entire Contract: The entire Contract between You and Us consists of this Contract and any endorsements, riders, amendments, the attached written application for this Contract, and any attached supplemental written application(s). Each statement made in any such written application is deemed a representation and not a warranty. We will not use any statement made by You, or on Your behalf, to challenge a claim under this Contract unless it is contained in a written application attached to this Contract.

2.2 Changes to the Contract: No one has the right to change any part of this Contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify this Contract.

We may change this Contract without Your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to this Contract, after obtaining approval from the New York State Insurance Department.

2.3 Beneficiary: You named the Beneficiary in the application. A Beneficiary is revocable unless otherwise stated in the Beneficiary designation. If no Beneficiary is living when the Owner or Annuitant dies, the death benefit will be paid to You or Your estate. If no Primary Beneficiary is living at the time of the Owner's or Annuitant's death, the proceeds are payable to the Contingent Beneficiary, if any. If there are joint Owners, the surviving joint Owner, if any, will be considered the designated Primary Beneficiary, unless the Joint Owners have otherwise designated a Primary Beneficiary either on the application or by sending Us a Written Notice. If a person other than a joint Owner is named a Primary Beneficiary, the surviving Owner will not be entitled to proceeds upon the death of the first Owner.

2.4 Change of Beneficiary: You may change a revocable Beneficiary. We must receive Written Notice informing Us of the change. Upon receipt and acceptance, a change takes effect as of the date the Written Notice was signed. We will not be liable for any payment made before We receive the Written Notice.

2.5 Change in Maturity Date: At any time You may change the Maturity Date by Written Notice. We must receive Your Written Notice requesting such change at least 30 days prior to the original Maturity Date. Any Maturity Date must be at least nine years after the most recent premium payment.

2.6  Incontestability: We will not contest this Contract.

2.7 Misstatement of Age or Sex: If the age or sex of the Annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.

     Any underpayments made by Us will be paid to the Payee. Any overpayments made by Us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate not to exceed 6% per annum.

2.8 Periodic Reports: At least once each year, We will send You a report containing information required by applicable state law.

2.9 Non-participating: This Contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

2.10 Claims of Creditors: To the extent permitted by law, no benefits payable under this Contract to a Beneficiary or Payee are subject to the claims of creditors.

2.11 Minimum Benefits: The annuity payments, Surrender Value and death benefit under this Contract are not less than the minimum required by the laws of the state in which this Contract is delivered.

2.12 Payment of Premiums: The Initial Premium is due on the Issue Date. You may make additional premium payments in any amount and frequency, subject to the limits shown on the Specifications Page. No payment can be made within nine years of the Maturity Date. We reserve the right to reject any premium payment.

2.13 Ownership: This Contract belongs to You. You have all rights granted by this Contract, including the right to change Owners and Beneficiaries, subject to the rights of:

1)   Any assignee of record with Us;

2)   Any irrevocable Beneficiary; and

3)   Any restricted Ownership.

We must receive Written Notice informing Us of any change, designation or revocation. Once received, a change, designation or revocation takes effect as of the date the Written Notice was signed. However, We are not liable for payments made by Us before We receive the Written Notice.

2.14 Assignment: You may assign this Contract by giving Us Written Notice. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to receiving the Written Notice of assignment.

2.15 Postponement of Payments: Payments from the Separate Account may be postponed if:

1) The New York Stock Exchange is closed or trading on the Exchange is restricted as determined by the Securities and Exchange Commission ("SEC") or

2) The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or determination of their value not reasonably practicable.

2.16 Deferral of Transfers: We reserve the right to defer transfers from the Fixed Account for not more than six months after We receive notice.

SECTION 3:  YOUR INVESTMENT OPTIONS

3.1 The Fixed Account: The Fixed Account is an account in which premiums allocated to the Fixed Account, less Partial Surrenders allocated to the Fixed Account, plus or minus transfers to or from the Fixed Account, accumulate at the Current Interest Rate.

3.2 Current Interest Rate: The Current Interest Rate on the Issue Date is shown on the Specifications Page and is applicable to the Initial Premium allocated to the Fixed Account. The rate is guaranteed for the duration shown on the Specifications Page. An interest rate will be declared for future durations.

We will also declare the Current Interest Rate for any subsequent premiums or amounts transferred to the Fixed Account. The declared rate will never be less than 3%.

3.3 Fixed Account Dollar Cost Averaging (DCA): At the time of application, You may elect one of two Fixed Account DCA programs. These programs allow You to have a specific amount of Your Initial Premium transferred each month to the investment divisions of Your choice. These programs may only be elected at issue. You may choose either a 6-Month Fixed Account DCA Program or a 12-Month Fixed Account DCA Program. The interest rate for the program You choose is shown on the Specifications Page. You will choose how the DCA premium will be allocated. These allocations cannot be changed during the program period.

3.4 Portfolio Rebalancing: Portfolio Rebalancing allows You to reset the percentage of Accumulation Value allocated to each Investment Division to a pre-set percentage level on a quarterly, semi-annual or annual basis. If You elect this option, then on each contract anniversary day, We will transfer the amounts needed to balance the Accumulation Value to Your specified percentages. You may not elect Portfolio Rebalancing if you elected any of the DCA programs. We reserve the right to end the Portfolio Rebalancing option by sending You one month's notice.

3.5 The Separate Account: The Separate Account is Our Separate Account VA I, established under the Insurance Laws of the State of New York, and is a unit investment trust registered with the SEC under the Investment Company Act of 1940. It is also subject to the laws of the State of New York. We own the assets of the account; We keep them separate from the assets of the Fixed Account(s). The portion of the assets in the Separate Account not exceeding the reserves and other Contract liabilities with respect to such Separate Account shall not be chargeable with liabilities arising out of any other business the Company may conduct. We established the account to support variable annuity contracts.

3.6 Initial Allocation: The Initial Premium will be allocated to the selected Fixed and Separate Accounts on the Issue Date.

3.7 Allocations: The Separate Account has several Investment Divisions. We list them on the Supplemental Application and in the Prospectus. You determine, using percentages, how Premiums will be allocated to the Fixed Account(s) or among the Investment Divisions. You may choose to allocate nothing to the Fixed Account(s) or to a particular Investment Division. But any allocation must be a whole number; You may not choose a fractional percent. The amount allocated to an Account must be at least equal to the Minimum Account Value shown on the Specifications Page.

We reserve the right to limit the number of Investment Divisions in which You have funds invested. The liability under any Contract is limited to the contractholder's interest in assets allocated to the Separate Account.

You may change the allocation for subsequent Premiums at any time while the Contract is in force. To do so, You must send Us Written Notice of the change in allocation of Premiums. The change will take effect on the date We record the Written Notice at Our Home Office.

3.8 Transfers Prior to Maturity Date: You may request in writing to transfer monies from one Investment Division to another or between the Investment Divisions and the Fixed Account. The minimum amount You may transfer is shown in the Specifications Page. This minimum need not come from any one Investment Division or be transferred to any one Investment Division. The minimum applies to the net amounts being transferred in Your request. The Maximum Number of Free Transfers You may make in each Contract Year without charge is shown in the Specifications Page. For each additional transfer there is a charge which will not exceed the Maximum Transfer Charge shown in the Specifications Page. This charge will be deducted from the Investment Divisions or the Fixed Account from which the transfer is being made in equal proportion to the number of such Investment Divisions or the Fixed Account on the day of the transfer. The amount remaining in any Investment Division after deducting the transfer and any transfer charge must be equal to or greater than zero. The maximum amount that can be transferred from the Fixed Account to the Separate Account in any Contract Year is 20% of the Fixed Account Value on the first day of the Contract Year.

3.9 Transfers After The Maturity Date: You may request two transfers among the Separate Account Investment Divisions each contract year. No transfers are allowed in or out of the Fixed Account.

3.10 Transfer Limitations: This Contract is designed for retirement or other long-term financial planning, and is not designed for or appropriate for market timers or other persons that use programmed, large or frequent transfers. The use of such transfers can be disruptive to a Fund and harmful to other contract owners invested in such Fund. We reserve the right to reject any transfer request (or premium payment) from any person if, in Our judgment, it has the potential to adversely affect a Fund or other contract owners of if a Fund objects to or would reject Our transaction order. We may impose restrictions on transfers or even prohibit them for particular contract owners who, in Our view, have abused or appear likely to abuse the transfer privilege.

We may apply restrictions in any manner reasonably designed to prevent transfers that We consider disadvantageous to other contract owners. You will be notified in writing if Your transfer request has been refused or restricted.

3.11 Account Investments: We use the assets of Our Separate Account to buy shares in the Funds. Each Investment Division is invested in a corresponding specific portfolio. Income and realized and unrealized gains and losses from Our shares in each portfolio are credited to, or charged against, the Investment Division. This is without regard to income, gains, or losses in Our other investment accounts.

We will always keep assets in the Separate Account with a total value at least equal to the Accumulation Values under contracts like this one. To the extent those assets do not exceed this amount, We use them only to support those policies; We do not use those assets to support any other business We conduct. We may use any excess over this amount in any way We choose.

3.12 Change In Investment Policy - A portfolio of the Funds may make a material change in its Investment Policy. In that case, We will send You a notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount You have in that Investment Division to another Investment Division of Our Separate Account. The process for changing the Investment Policy of the Separate Account will be approved by the State of New York and the process for doing so is on file with the Superintendent of Insurance.

3.13 Change Of Fund - A portfolio might, in Our judgement, become unsuitable for investment by an Investment Division. This may happen because of a change in investment contract, or a change in laws or regulations, or because the shares are no longer available for investment, or for some other reason. If that occurs, We have the right to substitute another portfolio of the Funds, or to invest in a Fund other than the ones We show on the Supplemental Application. However, We would first seek approval from the SEC and The Superintendent of Insurance of the State of New York.

SECTION 4: ACCUMULATION VALUES

4.1  Fixed Account Value: The Fixed Account Value equals:

1.   Your Initial Premium allocated to the Fixed Account; plus

2.   Subsequent premiums allocated to the Fixed Account, if any; plus or minus

3.   Any transfers in or out of the Fixed Account; less

4. Any Partial Surrenders including deduction for Surrender Charges allocated to the Fixed Account; less

5.   The Annual Maintenance Fee and transfer charges if any; plus

6.   Interest credited at the Current Interest Rate.

4.2 Separate Account Value: The amount You have in Our Separate Account at any time will be the sum of the values in each Investment Division. The value in each Investment Division is equal to (a) multiplied by (b) where:

a) is the Accumulation Unit Value as of the end of the Valuation Period for which the value in the Investment Division is determined.

b) Is the number of Accumulation Units in the Investment Division;

We guarantee that adverse mortality and expense experience will not affect the amount You have in Our Separate Account.

4.3 Accumulation Units: We will credit amounts to or deduct amounts from the Investment Divisions in the Separate Account VA I in the form of Accumulation Units prior to the Maturity Date. The number of Accumulation Units to be credited or deducted from any Investment Division will be determined by dividing the amount to be credited or deducted from the Investment Division by the Accumulation Unit Value of the Investment Division. Accumulation Units will be credited or deducted using the Unit Value for the Business Day during which the transaction occurs. If any credit or deduction is scheduled to occur on a date that is not a Business Day, such credit or deduction will be deemed to occur on the next Business Day unless otherwise specified.

4.4 Accumulation Unit Value: The Accumulation Unit Value of each Investment Division was set at $10.00 on the first Valuation Period of the Investment Division. The Accumulation Unit Value for each subsequent Valuation Period is then determined at the end of the Valuation Period and is the Net Investment Factor for that period multiplied by the Accumulation Unit Value for the immediately preceding Valuation Period. The Accumulation Unit Value for a Valuation Period applies to each day in the period. The Accumulation Unit Value may increase or decrease from one Valuation Period to the next.

4.5 Net Investment Factor: The Net Investment Factor is an index used to measure the investment performance of an Investment Division from one Valuation Period to the next. The Net Investment Factor can be greater or less than one; therefore, the value of an Investment Division unit may increase or decrease.

The Net Investment Factor for each Investment Division for a Valuation Period is determined by adding (a) and (b), subtracting (c) and then dividing the result by (a) where:

(a) is the value of the assets at the end of the preceding Valuation Period;

(b) is the investment income and capital gains, realized or unrealized, credited during the current Valuation Period;

(c) is the sum of:

     1. the capital losses, realized or unrealized, charged during the current Valuation Period plus any amount charged or set aside for taxes during the current Valuation Period; plus

     2. the Mortality and Expense Charge for each day in the current Valuation Period.

4.6 Charges Against The Investment Division: In determining the values for the Accumulation Units, We deduct the Mortality and Expense Charge, as shown on the Specifications Page, from the assets of each Investment Division. This charge is for mortality and expense risks that We assume.

      The earnings of the Separate Account are taxed as part of Our operations. At the present time, We do not expect to incur taxes on earnings of any Investment Division to the extent that earnings are credited under this Contract. If We incur additional taxes due to the operation of the Separate Account, We may make charges for such taxes against the Investment Divisions.

SECTION 5: SURRENDERS

5.1 Surrender: You may surrender this Contract for its Surrender Value at any time prior to the Maturity Date. The Surrender Value will be determined as of the first Business Day that We receive Written Notice and the Contract.

     We may defer payment of the Surrender Value for up to six months. If payment is not mailed or delivered within 10 Business Days, We will pay interest at the rate required by the jurisdiction in which this Contract is delivered from the date of our receipt of Your request for surrender.

5.2  Surrender Value: The Surrender Value is equal to:

1)   The Fixed Account Value; plus

2)   The Separate Account Value; less

3)   The Surrender Charge; less

4)   The Annual Maintenance Fee (if any); less

5)   Any applicable Premium Tax.

5.3 Surrender Charges: We may deduct a Surrender Charge from any surrender of premiums. The length of time between each premium payment and surrender determines the amount of the Surrender Charge. The Surrender Charge Percentage is shown on the Specifications Page. Any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any. There is no Surrender Charge on the investment income withdrawn.

SECTION 6: PARTIAL SURRENDERS

6.1 Partial Surrenders: You may withdraw part of the Accumulation Value at any time before the Maturity Date, subject to the Minimum Partial Surrender Amount shown on the Specifications Page. A Partial Surrender may not bring the Fixed Account Value or any Investment Division of the Separate Account Value below the Minimum Account Value shown on the Specifications Page.

     The Minimum Partial Surrender Amount does not apply if You exercise the penalty-free Partial Surrender as described in Section 6.2.

We may defer payment of the Partial Surrender for up to six months. If payment is not mailed or delivered within 10 Business Days, We will pay interest at the rate required by the jurisdiction in which this Contract is delivered from the date of our receipt of Your request for surrender.

Unless you specify otherwise, Your Partial Surrender will be allocated among all investment divisions and the Fixed Account in the same proportion as Your Accumulation Value bears to each Investment Division and the Fixed Account. This allocation is subject to minimum amount requirements.

6.2 Penalty-Free Partial Surrenders: Once in each Contract Year, except the first, You may withdraw up to 10% of the Net Premium as of the date of the Partial Surrender, without any Surrender Charge.

If this option is not exercised during any Contract Year, or if less than 10% is withdrawn, any unused amount will not be carried over to a subsequent Contract Year.

6.3 Surrender Charges: We will deduct a Surrender Charge upon any Partial Surrender in excess of the allowable penalty-free Partial Surrender. The charge is equal to:

1)   The requested amount; less

2)   The penalty-free Partial Surrender amount (if available); multiplied by

3)   The Surrender Charge percentage shown on the Specifications Page.

The Surrender Charge will be based on the length of time between premium payments and Partial Surrenders. For the purpose of determining the Surrender Charge, any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any, without regard to allocations of premiums or surrenders among Investment Divisions. There is no Surrender Charge on the investment income (if any) withdrawn.

SECTION 7:  SYSTEMATIC WITHDRAWAL OPTION

You may elect a Systematic Withdrawal Option if all of the following requirements are satisfied as of the date we receive your request:

1)   The Annuitant is living,

2)   The Contract has not reached the Maturity Date, and

3)   Your right to examine the Contract has expired.

All systematic withdrawals are considered Partial Surrenders and will be taken pro-rata from both the Fixed and Separate Accounts. Withdrawals may be made monthly, quarterly, semi-annually or annually. However, We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $200. Systematic Withdrawals will be delayed until the last day of the Valuation Period in which they fall.

Surrender Charges will apply to all amounts in excess of the Penalty-Free amount. You may discontinue systematic withdrawals at any time.

The balance remaining in the Accumulation Value will continue to increase or decrease, depending on the investment experience of the Investment Divisions in which Your Accumulation Value resides. If Your Accumulation Value declines due to unscheduled withdrawals or due to the investment experience, Your Accumulation Value may no longer support Systematic Withdrawals.

SECTION 8: DEATH BENEFIT

8.1 Death of Annuitant or Owner Before the Maturity Date: If the Annuitant or Owner dies prior to the Maturity Date We will pay the death benefit to the appropriate Beneficiary. The death benefit is the greater of Net Premium or the Accumulation Value on the date We receive the due Proof of Death, increased by interest at the rate required by the jurisdiction in which this Contract is delivered until the date of payment and less any applicable Premium Tax.

If there are joint Owners, the surviving joint Owner, if any, will be the designated Primary Beneficiary unless the joint Owners have otherwise designated a Primary Beneficiary either on the application or by sending Us a Written Notice.

If a person other than a joint Owner is named a Primary Beneficiary, the surviving joint Owner will not be entitled to proceeds upon the death of the first Owner. Proceeds will be distributed on the death of the first Owner, unless the sole Beneficiary is the spouse. In which case, the spouse may elect to continue this Contract as the new Owner as described in Section 8.2.

If there are joint Annuitants, the death benefit will be paid upon the death of the second Annuitant.

Payments under this provision are in full settlement of all liability under this Contract.

8.2 Spousal Continuance: If the Owner dies, and the Beneficiary is the deceased Owner's spouse, the Beneficiary may elect to continue this Contract as the new Owner.

8.3 Death of Annuitant or Owner On or After the Maturity Date: If the Annuitant or Owner dies on or after the Maturity Date, We will pay the Beneficiary any remaining balance at least as rapidly as under the payment option in effect on the date of death.

8.4 Simultaneous Death: If Joint Owners or Joint Annuitants die within 24 hours of one another they are considered to have died simultaneously and the eldest is presumed to have died first. In the event of the simultaneous death of the Owner and the Annuitant, the Owner is presumed to have died first, and the Owner's beneficiary would be paid the death benefit.

SECTION 9: PAY-OUT PROVISIONS

9.1 Payment of Contract Proceeds: On the Maturity Date, We will pay the Accumulation Value of this Contract, less any applicable Premium Tax, to the Annuitant if living. You may elect to have the value paid under one of the payment plans described below. The election of a payment plan must be made in writing at least 30 days prior to the Maturity Date. If no election is made, the automatic payment plan of a life annuity with 10 year certain period (monthly income for a minimum of 120 months and as long thereafter as the Annuitant lives) will be applied.

If the Accumulation Value on the Maturity Date is less than $2,000, the annual payment is less than $20, or the Payee is a corporation, partnership, association, trustee or assignee, We reserve the right to pay the full value to the Owner in a lump sum cash payment.

9.2 Betterment of Rates Statement: Annuity benefits at the time of their commencement will not be less than those that would be provided by the application of "an amount", hereinafter defined, to purchase any single consideration immediate annuity Contract offered by the company at the time to the same class of annuitants. "An amount" means the greater of the cash surrender benefit or 95% of what the cash surrender benefit would be if there were no withdrawal charge. This provision will not affect the amount of any benefits required to be provided under any other provision of this section and applies to all pay-out options other than a lump sum cash payment.

9.3 Frequency of Annuity Payments: Annuity payments will be made monthly, unless a different mode of payment is elected. If monthly payments would be less than $50, We reserve the right to change the payment frequency, so that payments are at least $50.

9.4 Fixed Payment Options: Payments and earnings under the Fixed Payment Options are not affected by the investment experience of any Investment Division of Our Separate Account. Interest Credited on all Fixed Payment Options will never be less than 3%.

9.5 Fixed Payment Plans: Annuity payments will be made under one of the following payment plans:

Option 1 - Income for Specified Period: We will pay an income for a specific number of years in equal installments. We guarantee these payments to be at least those shown in Table 1.

     Installments shown are for each $1,000 of value applied based on a minimum interest of 3% per annum.

At Our sole discretion, excess interest may be paid or credited from time to time in addition to the payments guaranteed under Option 1.

Option 2 - Life Annuity:

Life Annuity: We will pay equal monthly payments during the lifetime of the Payee. Upon the death of the Payee, payments will cease.

With Certain Period: We will pay equal monthly payments for a selected number of guaranteed payments, and then for as long as the Payee is living thereafter.

We guarantee these payments to be at least those shown in Table 2.

If any period certain provides for payments of the same amount at some ages for different periods certain, the longest period certain will be deemed to have been elected for such age and amount.

Installments shown are for each $1,000 of value applied, based on Annuity 2000 Tables and a minimum interest of 3% per annum.

Option 3 - Income for a Specified Amount: We pay income of the specified amount until the principal and interest are exhausted. Equal monthly payments will be at least $4.71 per month for each $1,000 of value. Payments will begin on the Maturity Date and will continue until the principal and interest, at the rate of 3% compounded per annum, are exhausted.

Option 4 - Joint and Survivor Income: We will pay monthly payments during the lifetime of the Annuitant and the named Beneficiary. We determine the payment by the sex and age of each person from Table 3. The Annuitant must be at least 50 years old, and the Beneficiary/Payee must be at least 45 years old, at the time of the first monthly payment. We will furnish values for age or sex combinations not shown in the table on request.

Installments shown are monthly and are for each $1,000 of value applied, based on Annuity 2000 Tables and a minimum interest of 3% per annum.

9.6 Variable Payment Options: Payments under the Variable Payment Options are affected by the investment experience of the Investment Divisions of Our Separate Account. Therefore, the amount of the Variable Payments may increase or decrease, depending on the investment experience of the Investment Division.

We guarantee that adverse mortality and expense experience will not affect the dollar amount of the Variable Payment.

9.7 Variable Payment Plans: Annuity payments will be made under one of the following payment plans:

Life Annuity: We will pay monthly payments during the lifetime of the Payee. Upon the death of the Payee, payments will cease.

Life Annuity With Certain Period: We will pay monthly payments for a selected number of guaranteed payments, and then for as long as the Payee is living thereafter.

The dollar amount of the first Variable Payment is computed by multiplying the amount in each Investment Division, calculated as of a date not more than ten Business Days prior to the date of the first payment, by the appropriate rate from Table 4 for the option selected. The payment from each Investment Division is then converted to Annuity Units which will be used to determine subsequent payments.

The Initial payments shown in Table 4 are monthly and are for each $1,000 of value applied, based on Annuity 2000 Tables and interest of 5% per annum.

The number of Annuity Units credited to each Investment Division is:

(a) the portion of the first Variable Payment from the Investment Division; divided by

(b) the Investment Division's Annuity Unit Value as of the date used to calculate the first Variable Payment.

(c) The dollar amount of each subsequent payment for an Investment Division is equal to:

(d)  the number of Annuity Units for that Investment Division; multiplied by

(e) the Annuity Unit Value for that Investment Division as of a uniformly applied date not more than ten Business Days before the date of the payment.

The Variable Payment made to the Annuitant is the sum of the payment amounts for each Investment Division.

9.8 Annuity Unit Value: The Annuity Unit Value of each Investment Division was set at $10.00 at the end of the first Valuation Period of the Investment Division. The unit value for each subsequent Valuation Period is then determined at the end of the Valuation Period and is equal to:

(a) the Annuity Unit Value for the immediately preceding Valuation Period; multiplied by

(b)  the Net Investment Factor for that period; multiplied by

(c)  .99986634 for each day in the Valuation Period.

9.9 Additional Payment Plans: Annuity payments may be made under any payment plan offered by Us at the time an election is made.

9.10 Evidence of Age and Survival: Income under Options 2 and 4 of the Fixed Payment Plans or any Variable Payment Plan is based on the age of each Payee. We require proof of age. We reserve the right to require proof of survival under these Options.

APPENDIX

TABLE 1

INCOME FOR SPECIFIED PERIOD FACTORS

Installments shown are for each $1,000 of net proceeds applied for Fixed Payment Plans. Interest is 3%, and is subject to change as described in the Payout Provisions Section.

ANNUAL YEARS            ANNUAL                SEMI-ANNUAL          QUARTERLY             MONTHLY*
----------------------- --------------------- -------------------- --------------------- --------------------
  1                         N/A                   N/A                 N/A                  N/A
----------------------- --------------------- -------------------- --------------------- --------------------
  2                         N/A                   N/A                 N/A                  N/A
----------------------- --------------------- -------------------- --------------------- --------------------
  3                         N/A                   N/A                 N/A                  N/A
----------------------- --------------------- -------------------- --------------------- --------------------
  4                         N/A                   N/A                 N/A                  N/A
----------------------- --------------------- -------------------- --------------------- --------------------
  5                      211.99                106.78              53.59                  17.91
----------------------- --------------------- -------------------- --------------------- --------------------
  6                      179.22                 90.27              45.30                  15.14
----------------------- --------------------- -------------------- --------------------- --------------------
  7                      155.83                 78.49              39.39                  13.16
----------------------- --------------------- -------------------- --------------------- --------------------
  8                      138.31                 69.66              34.96                  11.68
----------------------- --------------------- -------------------- --------------------- --------------------
  9                      124.69                 62.81              31.52                  10.53
----------------------- --------------------- -------------------- --------------------- --------------------
10                       113.82                 57.33              28.77                   9.61
----------------------- --------------------- -------------------- --------------------- --------------------
11                       104.93                 52.85              26.52                   8.86
----------------------- --------------------- -------------------- --------------------- --------------------
12                        97.54                 49.13              24.65                   8.24
----------------------- --------------------- -------------------- --------------------- --------------------
13                        91.29                 45.98              23.08                   7.71
----------------------- --------------------- -------------------- --------------------- --------------------
14                        85.95                 43.29              21.73                   7.26
----------------------- --------------------- -------------------- --------------------- --------------------
15                        81.33                 40.96              20.56                   6.87
----------------------- --------------------- -------------------- --------------------- --------------------
16                        77.29                 38.93              19.54                   6.53
----------------------- --------------------- -------------------- --------------------- --------------------
17                        73.74                 37.14              18.64                   6.23
----------------------- --------------------- -------------------- --------------------- --------------------
18                        70.59                 35.56              17.84                   5.96
----------------------- --------------------- -------------------- --------------------- --------------------
19                        67.78                 34.14              17.13                   5.73
----------------------- --------------------- -------------------- --------------------- --------------------
20                        65.26                 32.87              16.50                   5.51
----------------------- --------------------- -------------------- --------------------- --------------------

*Each monthly payment for the number of years elected, not to exceed 25 years. Payments will begin on the Maturity Date.

TABLE 2

MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Fixed Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 3% interest.

Unisex

Age of Payee  Life Only   Life with   Life with               Age of      Life Only   Life with   Life with
                          10 Year     20 Year                 Payee                   10 Year     20 Year
                          Certain     Certain                                         Certain     Certain
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
25            2.99        2.99        2.99                    53          4.01        3.99        3.93
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
26            3.01        3.01        3.01                    54          4.08        4.06        3.98
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
27            3.03        3.03        3.03                    55          4.15        4.13        4.04
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
28            3.05        3.05        3.05                    56          4.23        4.20        4.10
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
29            3.07        3.07        3.07                    57          4.31        4.28        4.17
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
30            3.09        3.09        3.09                    58          4.40        4.36        4.23
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
31            3.12        3.12        3.11                    59          4.49        4.45        4.30
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
32            3.14        3.14        3.14                    60          4.59        4.54        4.37
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
33            3.17        3.16        3.16                    61          4.69        4.64        4.44
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
34            3.19        3.19        3.19                    62          4.80        4.74        4.51
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
35            3.22        3.22        3.21                    63          4.92        4.84        4.58
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
36            3.25        3.25        3.24                    64          5.04        4.96        4.65
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
37            3.28        3.28        3.27                    65          5.18        5.08        4.72
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
38            3.31        3.31        3.30                    66          5.32        5.20        4.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
39            3.34        3.34        3.33                    67          5.47        5.34        4.87
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
40            3.38        3.37        3.36                    68          5.64        5.48        4.94
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
41            3.41        3.41        3.40                    69          5.82        5.63        5.01
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
42            3.45        3.45        3.43                    70          6.01        5.78        5.07
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
43            3.49        3.48        3.47                    71          6.21        5.95        5.13
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
44            3.53        3.53        3.51                    72          6.44        6.12        5.19
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
45            3.57        3.57        3.54                    73          6.68        6.30        5.24
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
46            3.62        3.61        3.59                    74          6.94        6.48        5.29
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
47            3.67        3.66        3.63                    75          7.22        6.68        5.33
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
48            3.72        3.71        3.67                    76          7.52        6.87        5.36
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
49            3.77        3.76        3.72                    77          7.85        7.07        5.40
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
50            3.83        3.81        3.77                    78          8.21        7.27        5.42
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
51            3.89        3.87        3.82                    79          8.60        7.47        5.45
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
52            3.95        3.93        3.87                    80          9.02        7.67        5.47
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------

MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Fixed Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 3% interest.

Female
Age of Payee  Life Only   Life with   Life with               Age of      Life Only   Life with   Life with
                          10 Year     20 Year                 Payee                   10 Year     20 Year
                          Certain     Certain                                         Certain     Certain
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
25            2.99        2.99        2.99                    53          4.01        3.99        3.93
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
26            3.01        3.01        3.01                    54          4.08        4.06        3.98
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
27            3.03        3.03        3.03                    55          4.15        4.13        4.04
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
28            3.05        3.05        3.05                    56          4.23        4.20        4.10
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
29            3.07        3.07        3.07                    57          4.31        4.28        4.17
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
30            3.09        3.09        3.09                    58          4.40        4.36        4.23
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
31            3.12        3.12        3.11                    59          4.49        4.45        4.30
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
32            3.14        3.14        3.14                    60          4.59        4.54        4.37
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
33            3.17        3.16        3.16                    61          4.69        4.64        4.44
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
34            3.19        3.19        3.19                    62          4.80        4.74        4.51
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
35            3.22        3.22        3.21                    63          4.92        4.84        4.58
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
36            3.25        3.25        3.24                    64          5.04        4.96        4.65
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
37            3.28        3.28        3.27                    65          5.18        5.08        4.72
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
38            3.31        3.31        3.30                    66          5.32        5.20        4.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
39            3.34        3.34        3.33                    67          5.47        5.34        4.87
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
40            3.38        3.37        3.36                    68          5.64        5.48        4.94
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
41            3.41        3.41        3.40                    69          5.82        5.63        5.01
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
42            3.45        3.45        3.43                    70          6.01        5.78        5.07
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
43            3.49        3.48        3.47                    71          6.21        5.95        5.13
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
44            3.53        3.53        3.51                    72          6.44        6.12        5.19
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
45            3.57        3.57        3.54                    73          6.68        6.30        5.24
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
46            3.62        3.61        3.59                    74          6.94        6.48        5.29
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
47            3.67        3.66        3.63                    75          7.22        6.68        5.33
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
48            3.72        3.71        3.67                    76          7.52        6.87        5.36
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
49            3.77        3.76        3.72                    77          7.85        7.07        5.40
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
50            3.83        3.81        3.77                    78          8.21        7.27        5.42
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
51            3.89        3.87        3.82                    79          8.60        7.47        5.45
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
52            3.95        3.93        3.87                    80          9.02        7.67        5.47
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------

MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Equal monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Fixed Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 3% interest.

Male
Age of Payee  Life Only   Life with   Life with               Age of      Life Only   Life with   Life with
                          10 Year     20 Year                 Payee                   10 Year     20 Year
                          Certain     Certain                                         Certain     Certain
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
25            3.08        3.08        3.08                    53          4.30        4.26        4.13
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
26            3.10        3.10        3.10                    54          4.38        4.33        4.19
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
27            3.13        3.13        3.12                    55          4.46        4.41        4.25
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
28            3.15        3.15        3.14                    56          4.55        4.50        4.31
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
29            3.17        3.17        3.17                    57          4.65        4.59        4.37
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
30            3.20        3.20        3.19                    58          4.75        4.68        4.44
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
31            3.23        3.23        3.22                    59          4.86        4.78        4.50
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
32            3.26        3.25        3.25                    60          4.98        4.88        4.57
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
33            3.28        3.28        3.27                    61          5.10        4.99        4.64
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
34            3.32        3.31        3.30                    62          5.23        5.11        4.70
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
35            3.35        3.35        3.33                    63          5.37        5.23        4.77
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
36            3.38        3.38        3.36                    64          5.52        5.36        4.83
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
37            3.42        3.42        3.40                    65          5.69        5.49        4.90
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
38            3.46        3.45        3.43                    66          5.86        5.63        4.96
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
39            3.50        3.49        3.47                    67          6.04        5.77        5.02
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
40            3.54        3.53        3.50                    68          6.24        5.92        5.08
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
41            3.58        3.57        3.54                    69          6.45        6.08        5.13
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
42            3.63        3.62        3.58                    70          6.67        6.24        5.18
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
43            3.67        3.66        3.62                    71          6.90        6.40        5.23
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
44            3.72        3.71        3.67                    72          7.16        6.57        5.27
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
45            3.78        3.76        3.71                    73          7.43        6.74        5.31
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
46            3.83        3.82        3.76                    74          7.71        6.91        5.35
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
47            3.89        3.87        3.81                    75          8.02        7.09        5.38
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
48            3.95        3.93        3.85                    76          8.35        7.27        5.41
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
49            4.01        3.99        3.91                    77          8.70        7.44        5.43
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
50            4.08        4.05        3.96                    78          9.08        7.62        5.45
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
51            4.15        4.12        4.01                    79          9.48        7.79        5.47
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
52            4.22        4.19        4.07                    80          9.91        7.96        5.48
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------

TABLE 3

JOINT AND SURVIVOR INCOME FACTORS

We will furnish values for age combinations not shown in the table on request. They will be calculated on the same basis as those in this table.

Female Age

     45      50     55        60        65      70

45   3.34   3.41   3.46       3.50     3.54     3.55
50   3.44   3.54   3.62       3.69     3.74     3.78
55   3.53   3.66   3.79       3.90     3.99     4.05
60   3.60   3.78   3.95       4.12     4.27     4.38
65   3.66   3.87   4.10       4.34     4.57     4.77
70   3.71   3.95   4.22       4.54     4.87     5.18

Installments shown are monthly and are for each $1,000 of net proceeds applied for Fixed Payment Plans. Based on Annuity 2000 Tables, and 3% interest, subject to change as described in the Payout Provisions Section.

TABLE 4

MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Initial monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Variable Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 5% interest.

Female
Age of Payee  Life Only   Life with   Life with               Age of      Life Only   Life with   Life with
                          10 Year     20 Year                 Payee                   10 Year     20 Year
                          Certain     Certain                                         Certain     Certain
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
25            4.34        4.34        4.34                    53          5.21        5.19        5.11
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
26            4.35        4.35        4.35                    54          5.28        5.25        5.15
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
27            4.36        4.36        4.37                    55          5.35        5.32        5.21
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
28            4.38        4.38        4.38                    56          5.42        5.39        5.26
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
29            4.40        4.40        4.40                    57          5.50        5.46        5.32
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
30            4.41        4.41        4.41                    58          5.58        5.53        5.37
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
31            4.43        4.43        4.43                    59          5.67        5.61        5.43
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
32            4.45        4.45        4.45                    60          5.76        5.70        5.49
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
33            4.47        4.47        4.47                    61          5.86        5.79        5.56
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
34            4.49        4.49        4.48                    62          5.97        5.89        5.62
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
35            4.51        4.51        4.51                    63          6.08        5.99        5.68
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
36            4.53        4.53        4.53                    64          6.20        6.10        5.75
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
37            4.56        4.56        4.55                    65          6.33        6.21        5.81
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
38            4.58        4.58        4.57                    66          6.47        6.33        5.88
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
39            4.61        4.61        4.60                    67          6.62        6.46        5.94
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
40            4.64        4.64        4.62                    68          6.79        6.60        6.00
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
41            4.67        4.67        4.65                    69          6.96        6.74        6.07
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
42            4.70        4.70        4.68                    70          7.15        6.89        6.12
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
43            4.74        4.74        4.71                    71          7.36        7.05        6.18
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
44            4.78        4.77        4.74                    72          7.58        7.21        6.23
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
45            4.81        4.81        4.78                    73          7.83        7.38        6.27
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
46            4.85        4.85        4.81                    74          8.09        7.56        6.32
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
47            4.90        4.89        4.85                    75          8.37        7.74        6.35
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
48            4.94        4.93        4.89                    76          8.68        7.93        6.39
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
49            4.99        4.98        4.93                    77          9.01        8.12        6.42
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
50            5.04        5.03        4.97                    78          9.37        8.32        6.44
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
51            5.10        5.08        5.01                    79          9.77        8.51        6.46
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
52            5.15        5.14        5.06                    80          10.19       8.70        6.48
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------

MONTHLY INCOME FOR LIFE AND LIFE WITH GUARANTEED PERIODS

Initial monthly payments for life only, for guaranteed periods of 10 or 20 years as elected, and for life thereafter as shown in the table below for Variable Payment Plans. Amount of each monthly installment shown is per $1,000 of net proceeds. Amounts are based on Annuity 2000 Table and 5% interest.

Male
Age of Payee  Life Only   Life with   Life with               Age of      Life Only   Life with   Life with
                          10 Year     20 Year                 Payee                   10 Year     20 Year
                          Certain     Certain                                         Certain     Certain
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
25            4.41        4.41        4.41                    53          5.50        5.45        5.29
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
26            4.43        4.43        4.42                    54          5.58        5.52        5.34
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
27            4.45        4.45        4.44                    55          5.66        5.60        5.40
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
28            4.46        4.46        4.46                    56          5.75        5.68        5.45
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
29            4.48        4.48        4.48                    57          5.84        5.76        5.51
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
30            4.51        4.51        4.50                    58          5.94        5.85        5.57
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
31            4.53        4.53        4.52                    59          6.04        5.94        5.62
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
32            4.55        4.55        4.54                    60          6.16        6.04        5.68
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
33            4.57        4.57        4.56                    61          6.28        6.15        5.74
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
34            4.60        4.60        4.58                    62          6.41        6.26        5.80
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
35            4.63        4.63        4.61                    63          6.55        6.37        5.86
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
36            4.66        4.66        4.63                    64          6.70        6.50        5.92
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
37            4.69        4.69        4.66                    65          6.86        6.62        5.97
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
38            4.72        4.72        4.69                    66          7.03        6.76        6.03
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
39            4.76        4.75        4.72                    67          7.22        6.89        6.08
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
40            4.79        4.79        4.75                    68          7.42        7.04        6.13
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
41            4.83        4.83        4.78                    69          7.63        7.18        6.18
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
42            4.88        4.87        4.82                    70          7.85        7.34        6.22
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
43            4.92        4.91        4.85                    71          8.09        7.49        6.27
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
44            4.96        4.95        4.89                    72          8.34        7.65        6.30
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
45            5.01        5.00        4.93                    73          8.61        7.82        6.34
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
46            5.06        5.04        4.97                    74          8.91        7.98        6.37
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
47            5.12        5.09        5.01                    75          9.22        8.15        6.40
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
48            5.17        5.15        5.05                    76          9.55        8.32        6.42
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
49            5.23        5.20        5.10                    77          9.90        8.48        6.45
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
50            5.29        5.26        5.14                    78          10.29       8.65        6.46
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
51            5.36        5.32        5.19                    79          10.69       8.81        6.48
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------
52            5.43        5.38        5.24                    80          11.13       8.97        6.49
------------- ----------- ----------- -----------             ----------- ----------- ----------- -----------

         Individual Flexible Premium Deferred Variable Annuity Contract

                   Annuity Payments Starting On Maturity Date
                   Death Benefit Payable Before Maturity Date
                 Non-Participating - Not Eligible For Dividends

 ANNUITY PAYMENTS, DEATH BENEFIT AND ACCUMULATION VALUES ARE VARIABLE AND WILL REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT,
          WHICH ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNTS AND WILL
            INCREASE OR DECREASE IN VALUE BASED ON INVESTMENT RESULTS
 THE SMALLEST ANNUAL RATE OF INVESTMENT RETURN REQUIRED TO ENSURE THAT THE DOLLAR AMOUNT OF VARIABLE ANNUITY PAYMENTS DOES NOT DECREASE IS 5.95%

        North American Company for Life and Health Insurance of New York
         Annuity Service Center: P.O. Box 79904 o Des Moines, Iowa 50325


                               BONUS CREDIT RIDER

         This Rider forms a part of the Annuity Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision in the Contract, the provisions of this Rider will control. It is issued in consideration of Your application and the premium payment.

BENEFIT

         The bonus credit is equal to the bonus credit percentage, as shown on the Additional Benefits Provided By Endorsement Or Rider page of the Contract, times the premium amount received in the first Contract Year. Each bonus credit will be allocated to the Contract in the same proportion that the applicable premium payment is allocated.

         If You exercise the Right to Examine provision in the Contract, We will return Your Accumulation Value less the bonus credit.

COST

         The cost for this Rider is shown on the Additional Benefits Provided By Endorsement Or Rider page of the Contract. We may charge less than but not more than the maximum charge. We will charge an additional mortality and expense charge against Your Separate Account Accumulation Value during the first seven Contract Years. Over time, the amount of the charges may exceed the amount of the bonus credit.

TERMINATION

This Rider terminates on the earliest of:

a.   when the Contract to which it is attached terminates;

b.   on the Maturity Date; or

c. upon full surrender of the Contract or death of the Owner or Annuitant, where the Beneficiary does not continue the Contract under Spousal Continuance.

     Once terminated, this Rider may not be reinstated.

                    Secretary                                 President

        North American Company for Life and Health Insurance of New York
         Annuity Service Center: P.O. Box 79904 o Des Moines, Iowa 50325


                              MINIMUM PREMIUM RIDER

         This Rider forms a part of the Annuity Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision in the Contract, the provisions of this Rider will control. It is issued in consideration of Your application and the premium payment.

BENEFIT

         We will lower the amount of Your minimum initial premium requirement from $10,000 to $2,000.

COST

         The cost for this Rider is shown on the Additional Benefits Provided By Endorsement Or Rider page of the Contract. We may charge less than but not more than the maximum charge. We will charge an additional mortality and expense charge against Your Separate Account Accumulation Value until Your Net Premium is equal to or greater than the regular minimum premium requirement of $10,000. Once Your Net Premium exceeds $10,000 the additional charge against Your Separate Account Accumulation Value will end, even if in the future Your Separate Account Accumulation Value falls below $10,000 due to negative investment performance. If the Net Premium is never greater than $10,000, then the additional daily charge will continue until the Maturity Date.

TERMINATION

This Rider terminates on the earliest of:

c.   when the Contract to which it is attached terminates;

d.   on the Maturity Date; or

c. upon full surrender of the Contract or death of the Owner or Annuitant, where the Beneficiary does not continue the Contract under Spousal Continuance.

Once terminated, this Rider may not be reinstated.

                    Secretary                                 President

        North American Company for Life and Health Insurance of New York Annuity Service Center: P.O. Box 79904 o Des Moines, Iowa 50325


                           CHARITABLE REMAINDER TRUST
                                   ENDORSEMENT

This Endorsement forms a part of the Annuity Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. It is issued automatically when the Owner is a Charitable Remainder Trust.

BENEFIT

This benefit provides for a potential increase in the free surrender amount allowed each Contract Year. Under this benefit, the free surrender amount is the greater of:

(a) Your Accumulation Value less Your Net Premiums at the close of the prior Business Day;

     or

(b)  10% of Your Net Premiums at the time of the Partial Surrender.

COST

There is no additional cost associated with this Endorsement.

TERMINATION

This Endorsement terminates on the earliest of:

a.   when the Contract to which it is attached terminates;

b.   on the Maturity Date; or

c. upon full surrender of the Contract or death of the Owner or Annuitant, where the Beneficiary does not continue the Contract under Spousal Continuance.

Once terminated, this Endorsement may not be reinstated.

         Secretary                              President

        North American Company for Life and Health Insurance of New York
         Annuity Service Center: P.O. Box 79904 o Des Moines, Iowa 50325

                             HIGHER EDUCATION RIDER

         This Rider forms a part of the Annuity Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision in the Contract, the provisions of this Rider will control. It is issued in consideration of Your application and premium payment.

DEFINITIONS

         United States Accredited Institution of Higher Education - an institution licensed by the appropriate state agency and regionally accredited or seeking accreditation by the appropriate accrediting body recognized by the United States Department of Education.

              Gain - Accumulation Value less Premiums.
BENEFIT

In the event of a request for a Partial or Full Surrender from the Contract at any time after the 7th Contract Anniversary and prior to the Maturity Date, and such payment is made payable to a United States Accredited Institution of Higher Education, We will make an additional payment to the Owner equal to the percentage of the Gain of the Partial or Full Surrender of the Contract as shown on the Additional Benefits Provided By Endorsement Or Rider page.

There is no cash value for this Rider.

COST

The cost for this Rider is shown on the Additional Benefits Provided By Endorsement Or Rider page of the Contract. We may charge less than but not more than the maximum charge. We will charge an additional mortality and expense charge against Your Separate Account Accumulation Value until the termination of this Rider.

Surrender Charges may apply to any amount in excess of the 10% penalty free withdrawal amount.

You should consult a competent tax adviser as to the potential tax implications of this benefit.

TERMINATION

This Rider terminates on the earliest of:

a.   when the Contract to which it is attached terminates;

b. upon Our recording receipt of Your written request that coverage under this rider be terminated;

c.   on the Maturity Date; or

d. upon full surrender of the Contract or death of the Owner or Annuitant, where the Beneficiary does not continue the Contract under Spousal Continuance.


Once terminated, this Rider may not be reinstated.

                 Secretary                                   President

VARIABLE ANNUITY APPLICATION
Mail to: P.O. Box 79904
Des Moines, Iowa 50325-0904
Or Fax: 866-270-9565

1. Annuitant Name (first, middle initial, last)
1A.Citizenship-What is your citizenship status?   |_| United States   |_|Canada
   |_|Other Country   VISA type_____________   Expiration Date_______________
2. Street Address City State ZIP code         3. Email Address
4. Date of Birth |_| Male |_| Female
5. Home Phone Number                          6. Social Security Number
7. Joint Annuitant (if applicable)___________________________________
7A.Citizenship-What is your citizenship status?   |_| United States   |_| Canada
   |_| Other Country    VISA type__________ Expiration Date____________
8. Street Address City State ZIP code         9. Email Address
10. Date of Birth     |_| Male   |_| Female   11. Home Phone Number
12. Social Security Number
13. Owner Name (if not Annuitant)______________________________________
13A.Citizenship-What is your citizenship status?  |_| United States  |_| Canada
    |_| Other Country   VISA type__________ Expiration Date____________
14. Owner's Address City State ZIP code       15. Email Address
16. Date of Birth                             17. Owner's Tax ID or Social
                                                  Security Number
18. Joint Owner (if applicable)_______________________________________________
18A.Citizenship-What is your citizenship status?  |_| United States  |_| Canada
    |_| Other Country   VISA type__________ Expiration Date____________
19. Joint Owner's Address City State ZIP code 20. Email Address
21. Date of Birth                             22. Joint Owner's Tax ID or Social
                                                  Security Number
23. Primary Beneficiary--List full name and relationship.
24. Social Security Number
25. Contingent Beneficiary--List full name and relationship.
26. Social Security Number
27. Product Selection _______________________________ (Please complete the
    Application Supplement for this product.)
28. Plan Type |_| Nonqualified |_| IRA for Year_____ |_| Roth IRA
    |_| TSA/403(b) |_| Other______________
29. Replacement Information--Will this annuity replace or change any existing Life Insurance or Annuity Contract? |_| Yes |_| No
    If yes, please provide the name of the company. __________________________
30. Remarks
32. Initial Premium      |_| Payment with Application $______________________
                         |_| Monthly pre-authorized withdrawal--check one:
    NOTE: Make all       |_| Checking |_| Savings (First payment will be drawn
    checks payable           after policy is issued.)
    to North American        Draft Date (not available on day 29, 30 or 31) ____
    Company of New York      Monthly amount (minimum $50)_________________
                             Transit Routing # ________________________________
                             Account # _____________________________________
                         |_| 1035 Exchange--Expected Amount $ ___________
                         |_| Transfer/Rollover of Qualified Funds--Expected
                             Amount $_________
33. Authorization for Registered Representative/Agent (Read carefully) I hereby authorize and direct North American Company for Life and Health Insurance of New York to act on written or facsimile instructions communicated by the Registered Representative/Agent of Record to exchange units between the Fixed Account or Fund Portfolios and/or to change the allocation of future premium payments. This authorization does not grant the Representative discretion to communicate any transaction without my prior approval. I agree that North American Company of New York is not liable for any loss arising from any exchange or change in allocation of future premium payments by acting in accordance with these instructions. North American Company of New York will employ reasonable procedures to confirm that instructions are genuine; if we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. This authorization will remain in effect until North American Company of New York receives written notification of cancellation from the policyowner, or the named Representative is no longer contracted and appointed with North American Company of New York. |_|Check here to decline.
34. Financial Institution Disclosure--Insurance products and annuities are not a deposit or other obligation of, or guaranteed by a bank, any affiliate of a bank, or savings association, and are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other agency of the United States, a bank, any affiliate of a bank, or savings association and involve investment risk, including possible loss of value.
35. Owner Statement--I understand that I am purchasing a variable annuity product and that: (a) past performance is not a guarantee of future results; (b) variable annuity products are not insured by the Federal Deposit Insurance Corporation (FDIC); (c) they are not guaranteed by a bank; (d) they are subject to investment rules, including possible loss of principal investment; and (e) early withdrawals from an annuity will be subject to surrender charges, taxation as ordinary income, and an additional non-deductible excise tax.

I acknowledge receipt of a   |_| I would like to receive the Statement of
current prospectus.              Additional Information.
                             |_| I would like to receive the variable annuity
                                 prospectus and fund company prospectus, and all future updates, electronically instead of on paper. (Option only available if a valid email address is provided--see page 1.)

All statements made in this application (including all pages) are true and I agree to all terms and conditions stated herein. I also agree that this application will become a part of my annuity contract. I further verify my understanding that all payments and values provided by the contract, when based on investment experience of the variable account, are variable and not guaranteed as to dollar amount. The variable annuity applied for is suitable for my investment objectives, financial situation and insurance needs. Under penalty of perjury, I certify that the social security or taxpayer identification number is correct as it appears in this application.

Signed at (city, state)___________________________________Date________________

__________________________________________________     _______________________
Signature of Annuitant/Owner (if other than Annuitant) Signature of Joint Owner

36. Registered Representative/Agent Certification--I certify that I have reviewed this application, determined that all questions are answered fully, completely and accurately as supplied by the applicant and recorded full details as required.
Will this annuity replace or change any existing Life Insurance or Annuity Contract? |_| Yes |_| No If yes, please provide the name of the company.

_____________________        ________________________________      ___________
Agent's Signature            Agent's Name/Number (Please Print)    Phone Number

_________________________    _______________  _________________________________
Additional Agent              Percentage      Resident Agent's Countersignature
Name/Number (Please Print)                    /Phone Number (Where Required)

VARIABLE ANNUITY
SUPPLEMENTAL APPLICATION
Mail to: P.O. Box 79904
Des Moines, Iowa 50325-0904
Or Fax: 866-270-9565

Product Selection
   |_| National Advantage Variable Annuity         |_| ________________________
Rider Selection
   |_| Bonus Credit                                |_| Higher Education
   |_| Minimum Premium                             |_| _________________________

Initial Premium Allocation--Use whole numbers only. The total must equal 100%.

[______% Alger American Growth Portfolio                               ______% MFS VIT Emerging Growth Series
______% Alger American Leveraged AllCap Portfolio                      ______% MFS VIT Investors Trust Series
______% Alger American MidCap Growth Portfolio                         ______% MFS VIT New Discovery Series
______% Alger American Small Capitalization Portfolio                  ______% MFS VIT Research Series
______% American Century VP Balanced                                   ______% Van Eck Worldwide Hard Assets Fund
______% American Century VP Capital Appreciation                       ______% Van Eck Worldwide Emerging Markets Fund
______% American Century VP Income & Growth                            ______% Van Eck Worldwide Bond Fund
______% American Century VP International                              ______% Van Eck Worldwide Real Estate Fund
______% American Century VP Value                                      ______% Calvert VS Social Small Cap Growth Portfolio
______% Fidelity VIP Asset ManagerSM Portfolio                         ______% Calvert VS Social Mid Cap Growth Portfolio
______% Fidelity VIP Asset Manager Growth(R) Portfolio                 ______% Calvert VS Social Equity Portfolio
______% Fidelity VIP Balanced Portfolio                                ______% Janus Aspen Series Growth and Income Portfolio
______% Fidelity VIP Contrafund(R) Portfolio                           ______% J.P. Morgan Series Trust II Bond Portfolio
______% Fidelity VIP Equity-Income Portfolio                           ______% J.P. Morgan Series Trust II Small Company Portfolio
______% Fidelity VIP Growth Portfolio                                  ______% PIMCO VIT Low Duration Portfolio
______% Fidelity VIP Growth & Income Portfolio                         ______% PIMCO VIT Total Return Portfolio
______% Fidelity VIP Growth Opportunities Portfolio                    ______% PIMCO VIT High Yield Portfolio
______% Fidelity VIP High Income Portfolio                             ______% PIMCO VIT Real Return Portfolio
______% Fidelity VIP Index 500 Portfolio                               ______% Rydex VT OTC Fund
______% Fidelity VIP Investment Grade Bond Portfolio                   ______% Rydex VT U.S. Government Money Market Fund
______% Fidelity VIP MidCap Portfolio                                  ______% Rydex VT Nova Fund
______% Fidelity VIP Money Market Portfolio                            ______% Rydex VT Ursa Fund
______% Fidelity VIP Overseas Portfolio                                ______% Rydex VT Arktos Fund]
______% INVESCO VIF-Financial Services Fund                            ______% Fixed DCA 6 Month (Complete next section.)
______% INVESCO VIF-Health Sciences Fund                               ______% Fixed DCA 12 Month (Complete next section.)
______% INVESCO VIF-Technology Fund                                    ______% Fixed Account
______% INVESCO VIF-Utilities Fund
______% Lord, Abbett & Co. Series Fund Growth & Income
______% Lord, Abbett & Co. Series Fund International
______% Lord, Abbett & Co. Series Fund MidCap Value

                        COMPLETE AND SIGN REVERSE SIDE.

Fixed DCA Account Allocation--Use whole numbers only. The total must equal 100%.

Transfer from a Fixed DCA 6 month to:    Transfer from a Fixed DCA 12 month to:

---------------------- --------%         ---------------------- --------%
---------------------- --------%         ---------------------- --------%
---------------------- --------%         ---------------------- --------%
---------------------- --------%         ---------------------- --------%
---------------------- --------%         ---------------------- --------%
Signatures

The undersigned hereby agree(s) that this supplement shall be a part of the application fully as though made in said application.
Signed at (city, state)__________________________________________Date__________

______________________________________              __________________________
Signature of Annuitant/Owner                        Signature of Joint Owner
(if other than Annuitant)

_____________________________________
Signature of Agent

ANNUITY PAYMENTS, DEATH BENEFITS AND ACCUMULATION VALUES WILL REFLECT THE INVESTMENT EXPERIENCE OF OUR SEPARATE ACCOUNT, WHICH MAY CAUSE THEM TO INCREASE
 OR DECREASE.

                                   CHARTER OF

              NORTH AMERICAN COMPANY FOR LIFE AND HEALTH INSURANCE

                                   OF NEW YORK

                                    ARTICLE I

         The name of this Corporation shall be North American Company for Life and Health Insurance of New York.

                                   ARTICLE II

         The principal office of this Corporation shall be located in the County of Nassau, State of New YorK, and it shall have power to conduct its business wherever authorized by law.

                                   ARTICLE III

The kinds of insurance to be transacted by this Corporation in accordance with
Section 1113 of New York Insurance Law shall be the following:

1. "Life insurance", which shall mean for such purposes every insurance upon the lives of human beings, and every insurance appertaining thereto, including the granting of endowment benefits, additional benefits in the event of death by accident, additional benefits to safeguard the contract from lapse, accelerated payments of part or all of the death benefit or a special surrender value upon diagnosis (A) of terminal illness defined as a life expectancy of twelve months or less, or (8) of a medical condition requiring extraordinary medical care or treatment regardless of life expectancy, or provide a special surrender value, upon total and permanent disability of the insured, and optional modes of settlement of proceeds. "Life insurance" also includes additional benefits to safeguard the contract against lapse in the event of unemployment of the insured. Amounts paid the insurer for life insurance and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to section four thousand two hundred forty of the New York Insurance Law..

2. "Annuities", which shall mean for such purposes all agreements to make periodical payments for a period certain or where the making or continuance of all or some of a series of such payments, or the amount of any such payment, depends upon the continuance of human life, except payments made under the authority of paragraph one hereof. Amounts paid the Corporation to provide annuities and proceeds applied under optional modes of settlement or under dividend options may be allocated by the Corporation to one or more separate accounts pursuant to section four thousand two hundred forty of the New York Insurance Law.

3.   "Accident and Health Insurance" , which shall mean for such purposes

(i) Insurance against death or personal injury by accident or by any specified kind or kinds of accident and insurance against sickness, ailment or bodily injury, including insurance providing disability benefits pursuant to article nine of the New York workers' compensation Law, except as specified in item (ii) hereof; and

(ii) non-cancellable disability insurance, meaning insurance against disability resulting from sickness, ailment or bodily injury, (but excluding insurance solely against accidental injury> under any contract which does not give the Corporation the option to cancel or otherwise terminate the contract at or after one year from its effective date or renewal date.

4. Such insurance or other business as a stock life insurance company now is or hereafter may be permitted to transact under the Insurance Law of the State of New York and for which the Corporation shall have the required capital and surplus.

5. Reinsurance of any or all risks taken by this Corporation and the reinsurance of risks of other companies as to the kinds of business specified in subdivisions 1,2,3 and 4 of this Article.

                                   ARTICLE IV

         The corporate powers of the Corporation shall be exercised through a Board of Directors and by such committees, officers and agents as said Board of Directors may appoint or elect.

                                    ARTICLE V

         The Board of Directors shall consist of not less than nine directors
(9 ) at least three of whom at all times shall be citizens and residents of the state of New York and at least four directors must not be officers or employees of the Corporation or any entity controlling, controlled by, or under common control with the Corporation and who are not beneficial owners of a controlling interest in the voting stock of the corporation or any such entity; provided however, that the number of directors shall be increased to not less than thirteen within one year following the end of the calendar year in which the Corporation exceeds one and one-half billion dollars in admitted assets. As used in this Article the number of directors means the total number of directors which the Corporation would have if there were no vacancies. Directors need not be shareholders. (amended to become effective 2/4/97)

         The Board of Directors shall be elected at the annual meeting of the shareholders by a plurality of the votes of the stockholders cast at such meeting. Each director shall be at least eighteen years of age.

         Vacancies occurring in the Board of Directors in the intervals between annual meetings of the stockholders may be filled by a majority vote of the directors in office, or by a plurality of the votes of the stockholders cast at a special meeting called for such purpose.

                                   ARTICLE VI

         The duration of the Corporation shall be perpetual.

                                   ARTICLE VII

         The amount of the authorized capital of the Corporation shall be Two Million Dollars ($2,000,000), represented by 20,000 shares of stock of the par value of $100 per share.

                                  ARTICLE VIII

         Unless otherwise determined by the Board of Directors, no holder of any stock of the corporation, shall, as such holder, have any right to purchase or subscribe for (1) any shares of stock, or any warrant or warrants, option or options, or instrument or instruments, that shall confer upon the holder or holders thereof the right to subscribe for or to purchase or receive from the corporation any shares of its stock which it may issue or sell (2) any obligation which the Corporation may issue or sell, which may be convertible into or exchangeable for any shares of stock of the Corporation, or to which shall be attached or appurtenant any warrant or warrants, option or options, or instrument or instruments, that shall confer upon the holder or holders of such obligation, warrant, option or instrument the right to subscribe for, or to purchase or receive from the Corporation, any shares of its stock; and all such rights are waived by each holder of stock of the Corporation.

                                   ARTICLE IX

         The annual meeting of stockholders shall be held on the Third Tuesday of April in each year, and if that day be a legal holiday then on the next succeeding business day.

         Notice of the time and place of such meetings shall be given as prescribed in the Bylaws and as required by law.

         Holders of record of a majority of the shares of stock issued and outstanding, represented in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of stockholders, except as otherwise provided by law. In the absence of a quorum, the stockholders attending or represented at the time and place for which a meeting shall have been called, or any office entitled to preside or act as secretary at such meeting, may adjourn the meeting from time to time, without notice other than by announcement at the meeting, until holders of the number of shares of stock requisite to constitute a quorum shall attend.

         At the stockholders' meetings, each stockholder shall be entitled to one vote, either in person or by proxy, for each share of stock held by him.

                                    ARTICLE X

              The Board of Directors may adopt such Bylaws, not inconsistent with this Charter and the laws of this state, as may be deemed appropriate for the election and government of the officers of this Corporation and the conduct of its business and affairs, and the said Board shall have power to alter and amend the same.

                                   ARTICLE XI

              The Board of Directors may appoint an Executive Committee from among their number, which committee, to the extend provided in the Bylaws, may exercise all of the powers of the Board of Directors in the management of the business and affairs of the Corporation during the intervals between the meetings of the Board of Directors, so far as may be permitted by law.

                                   ARTICLE XII

         The Board of Directors is authorized to permit policyholders from time to time to participate in the profits of the Corporation's operations through the payment of dividends to policyholders, subject to any statutory requirements.

         (5) The manner in which this amendment to the certificate of Incorporation of North American Company for Life and Health Insurance of New York was authorized was by unanimous written consent of the holder Of all outstanding shares of said corporation entitled to vote.

         In Witness Whereof, the undersigned have executed, signed and verified this certificate this 14th day of January

/s/
Edward D. Tiedeman

/s/
Thomas C. Stavropoulos
Associate General Counsel and Assistant secretary

Sworn to before me by Edward D. Tiedeman and Thomas C. Stavropoulos, this 14th day of January I 1997.

/s/
Cosetta Cooper

                       My Commission expires July 12,2000

                               RESTATED CHARTER OF

              NORTH AMERICAN COMPANY FOR LIFE AND HEALTH INSURANCE

                                   OF NEW YORK

                under section 807 of the Business corporation Law

         The undersigned, being the Vice President and secretary and the Associate General counsel and Assistant Secretary of North American Company for Life and Health Insurance of New York do hereby certify and set forth:

         (1) The original name of the corporation was North American Accident Insurance company. It was changed to North American Company for Life and Health Insurance August 6, 1976. It was again changed to North American Company for Life and Health Insurance of New York July 16, 1981.

         (2) The charter of North American Company for Life and Health Insurance of New York was originally filed in the office of the superintendent Of Insurance of the state of New York on July 29, 1959. An amended and restated charter for the company was similarly filed on July 21,1976 and again on March 24, 1981.

         (3) The charter is hereby amended effective February 4, 1997 to effect the following amendment authorized by the Business corporation Law:

          (a)  decrease the number of directors, i.e; the first paragraph of
               Article V was deleted in its entirety and replaced.

         (4) The text of the charter, as amended heretofore and as further amended hereby. is herebY restated to read as herein set forth in full:

                   NORTH AMERICAN COMPANY FOR LIFE AND HEALTH
                              INSURANCE OF NEW YORK

                                     BYLAWS

                        As Amended through June 14, 2002

                               As amended 6/14/02

                                     BYLAWS

                   NORTH AMERICAN COMPANY FOR LIFE AND HEALTH
                              INSURANCE OF NEW YORK

                                    ARTICLE I

                                  SHAREHOLDERS

Section 1. Annual Meeting of Shareholders. Commencing with the year 1960 and continuing thereafter, the annual meeting of the shareholders of this company shall be held at the place named in the notice of such meeting, on the third Tuesday of April in each year if not a legal holiday for the purpose of electing directors and the transaction of such business as may be brought before said meeting.

Section 2. Notice of Annual Meeting. Notices of all annual meetings shall be given by the Secretary by depositing in a Post Office, properly directed to each shareholder of record at the date of such notice, at the last address of such shareholder as shown by the books of account of the company, and at least 10 days before the date of such meeting, a written or printed notice stating the time and place of such meeting. Any irregularity in such notice shall not affect the validity of any proceedings had or taken at such annual meeting. Notice of any annual or special meeting may be waived in writing by any shareholder, either before or after such meeting.

Section 3. Special Meetings. Special meetings of the shareholders may be called by order of the Board of Directors or by the President and Secretary, and the Secretary shall, at least five days previous to the time fixed for holding such meeting, give notice as provided in the case of annual meetings; said notice shall also set forth the general nature of the business to be transacted at such special meetings.

Section 4. Quorum. At any meeting of the shareholders, the holders of more than one half of all of the shares of the issued and outstanding capital stock of the corporation present in person or represented by proxy shall constitute a quorum for all purposes. If the holders of such amount necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place fixed for such meeting, a majority in interest of the shareholders present in person or represented at said meeting by proxy may adjourn the same from time to time without notice other than by announcement at the meeting, until the holders of a majority of the shares shall attend such meeting. At such adjourned meeting at which a quorum shall be present any business may be transacted which might have been transacted at the meeting as originally notified.

Section 5. Voting. At each meeting of the shareholders every shareholder shall be entitled to vote in person or by proxy appointed by instrument in writing signed by such shareholder or by his duly authorized attorney and delivered to the Secretary of the meeting, and such shareholder shall have one vote for each share standing registered in his name at the date of said meeting.

                                   ARTICLE II

                               BOARD OF DIRECTORS

Section 1. Number of Directors. The corporate powers of the Corporation shall be exercised through a Board of Directors and by such committees, officers and agents as said Board of Directors may appoint or elect. The Board of Directors shall consist of not less than nine directors ( 9 ) at least three of whom at all times shall be citizens and residents of the State of New York and at least four directors must not be officers or employees of the Corporation or any entity controlling, controlled by, or under common control with the Corporation and who are not beneficial owners of a controlling interest in the voting stock of the Corporation or any such entity; provided however, that the number of directors shall be increased to not less than thirteen within one year following the end of the calendar year in which the Corporation exceeds one and one-half billion dollars in admitted assets. The number of directors shall be fixed by action of the Board of Directors, subject to limitations established by the preceding sentence. As used in this Section, the number of directors means the total number of directors which the Corporation would have if there were no vacancies. No directors need to be a shareholder. (amended 6/14/02)

Section 2. Term of Office. All of the directors shall be elected annually and shall hold office until their successors shall have been duly elected and qualified.

Section 2a. Resignations and removals. Any director may resign at any time by giving written notice of such resignation to either the Board of Directors, the President, a Vice President, the Secretary, or an Assistant Secretary of the corporation. Unless otherwise specified therein, such resignation shall take effect upon receipt thereof by the Board of Directors or by any such officer.

Any director may be removed, either with or without cause, at any time, by the affirmative vote of stockholders of record, holding a majority of the outstanding shares of the stock of the corporation entitled to vote, given at a meeting of the stockholders called for that purpose. (amended 1/19/83)

Section 3. Vacancies. If any vacancy shall occur among the directors by reason of death, resignation, removal or otherwise, such vacancy may be filled by a majority vote of the remaining directors, though less than a quorum. Any such vacancy may also be filled by the stockholders entitled to vote at any meeting held during the existence of such vacancy, provided that the notice of such meeting shall have mentioned such vacancy or expected vacancy. If the number of directors shall be increased, the additional directors authorized by such increase shall be elected by the votes of a majority of the directors in office at the time of such increase.

Section 4. Organizational Meeting. A regular organizational meeting of the Board of Directors shall be held immediately after each annual meeting of shareholders. If held at the same time and place as the annual meeting of shareholders, no notice thereof need be given. If not held at such time or at such place, notice of such meeting shall be given in the manner prescribed for giving notice of special meetings.

Section 5. Regular Meetings. Regular meetings of the Board of Directors shall be held without notice at such place and such times as may be fixed from time to time by resolution of the Board of Directors, or at such other times and places as may be specified in notices of such meetings, which shall be given in the manner prescribed for giving notice of a special meeting.

Section 6. Special Meetings. Special meetings of the Board of Directors may be called at any time by the President or Secretary, and it shall be their duly to call special meetings of the Board of Directors whenever three of the directors shall request, in writing, either of them so to do. It shall be the duty of the Secretary or President of the Company to mail to the address of each director, at least one day before the time of holding such special meeting, a notice of the same setting forth the time and place of such meeting and the object thereof, or such notice may be delivered to each director, in person or by telegram, at least twelve hours before the hour fixed for the said meeting. Notice of any meeting may be waived in writing by a director either before or after such meeting.

Section 7. Quorum. The majority of the Board shall constitute a quorum for the transaction of all business, and in case there be no quorum present at the date fixed for any meeting, the members present may adjourn the meeting from time to time until a quorum be obtained, or may adjourn sine dine.1

Section 8. Voting. The affirmative vote of more than one half of all directors for the time being in office shall be necessary for the passage of any resolution.

Section 9. Compensation of Directors. For his attendance at any meeting of the Board of directors every director, except a director who is an officer or a salaried employee of the Company, shall receive an allowance as may be fixed from time to time by the Board of Directors. The receipt of this allowance shall in no way affect the compensation of any director who shall, in addition to holding the office of director, perform some other service for the corporation for an agreed remuneration.

Section 10. Executive Committee. The Board of Directors may, by a majority thereof, designate five or more of its members to act as an Executive Committee, of whom a majority shall at any time and from time to time, constitute a quorum, which Committee shall have full power to conduct the general business of the Company and otherwise conduct its affairs and attend to its interests during the interim between meetings of the Board. A majority of the members shall be neither officers nor employees of the Company. In constituting a quorum of the Committee, at least one person shall not be an officer or employee of this Company.2 (amended 5/27/81)

Section 11. Investment Committee. The Board of Directors may, from time to time, designate five or more of its members to act as an Investment Committee. A majority of the members of said Committee shall constitute a quorum thereof; provided, however, that in constituting a quorum of the Committee, at least one person shall not be an officer or employee of this Company. A majority of the members of the said Committee shall be neither officers nor employees of the Company. Said Investment Committee shall have full power and authority to invest or direct the investment of funds of the Corporation in any property or security which the Corporation may lawfully hold, and buy or sell, transfer and convey, lease and manage, any and all such property or properties, or direct the same to be done by proper officers. Said Investment Committee shall report its actions from time to time to the Board of Directors.3 (amended 5/27/81)

Section 12. Review and Nominating Committee. The Board of Directors shall, from time to time, designate no less than one-third of the Board of Directors to act as a Review and Nominating Committee. This committee shall be comprised solely of directors who are not officers or employees of the Company or of any entity controlling, controlled by, or under common control with the Company and who are not beneficial owners of a controlling interest in the voting stock of the Company of any such entity. A majority of the members serving on such Committee shall constitute a quorum. Such Committee shall have responsibility for recommending the selection of independent certified public accountants, reviewing the Company's financial condition, the scope and results of the independent audit and any internal audit, nominating candidates for director for election by shareholders and/or the remaining directors as may be applicable and evaluating the performance of officers deemed to be principal officers of the Company and recommending to the Board of Directors the selection and compensation of such principal officers. Such review and Nominating Committee shall report its actions and recommendations from time to time to the Company's full Board of Directors, but in no event less than annually. (amended 10/21/02)

_________________

1By resolution unanimously passed on 12/31/84: That for all purposes under the Bylaws of the Company, for purposes of determining a quorum of the Board or of any Committee thereof, there must be included at least one "disinterested" Director or Committee Member, in compliance with New York Insurance Law Section 48-b(1).

2By resolution unanimously passed on 12/31/84: That for all purposes under the Bylaws of the Company, for purposes of determining a quorum of the Board or of any Committee thereof, there must be included at least one "disinterested" Director or Committee Member, in compliance with New York Insurance Law Section 48-b(1).

3By resolution unanimously passed on 12/31/84: That for all purposes under the Bylaws of the Company, for purposes of determining a quorum of the Board or of any Committee thereof, there must be included at least one "disinterested" Director or Committee Member, in compliance with New York Insurance Law Section 48-b(1).


Section 13. Informal Action. Any action required to be taken at a meeting of the Board of Directors, or any other action which may be taken at a meeting of the Board of Directors or the Executive Committee, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof, or by all the members of the Executive Committee, as the case may be.

                                   ARTICLE III

                                    OFFICERS

Section 1. Executive Officers. The Executive Officers of the Company shall be a Chairman, a President, one or more Vice Presidents, one or more Second Vice Presidents, a Controller, one or more Assistant Controllers, a Secretary, one or more Assistant Secretaries, a Treasurer , and one or more Assistant Treasurers. (amended 10/15/85)

Section 2. Election of Officers. The Executive Officers shall be elected at the annual meeting of the Board of Directors and shall hold office for one year and thereafter until their successors shall have been duly chosen and qualified.

Section 3. The Chairman. The Chairman, subject to the control of the Board of Directors and the Executive Committee, shall have general charge of the business, affairs and property of the corporation. He shall further be the Chairman of the Executive Committee. He shall preside at all meetings of the shareholders, of the Board of Directors, and the Executive Committee. Except where by law the signature of the President is required, the Chairman shall have power to sign all certificates, contracts, obligations and other instruments of the corporation. All officers of the corporation subordinate to the Chairman shall be finally responsible to him for the proper and faithful discharge of their duties and shall make such reports to him as he may from time to time require. The Chairman shall perform such other duties and may exercise such other powers as from time to time may be assigned to him by these Bylaws or by the Board of Directors or by the Executive Committee, including designation as chief executive officer or chief operating officer. (amended 7/16/85)

Section 4. The President. The President, subject to the control of the Board of Directors, the Executive Committee, and the Chairman, shall have operating charge of the business, affairs and property of the corporation. In the event of the death, absence, unavailability, or disability of the Chairman, the President shall perform all the duties of the Chairman, and when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Chairman. The President shall have the power to sign all certificates, contracts, obligations and other instruments of the corporation. All officers of the corporation subordinate to the President shall be responsible to him for the proper and faithful discharge of their duties and shall make such reports to him as he may from time to time require. The President shall perform such other duties and may exercise such other powers as from time to time may be assigned to him by these Bylaws or by the Board of Directors or by the Chairman, including designation as chief executive officer or chief operating officer. (amended 7/16/85)

Section 5. The Vice Presidents. In the event of the death, absence, unavailability, or disability of the President, the Vice President, or in case there shall be more than one Vice President, the Vice President designated by the Board of Directors, or in the absence of such designation, the Vice President designated by the Executive Committee, shall perform all the duties of the President, and when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. Except where by law the signature of the President is required, each of the Vice Presidents shall possess the same power as the President to sign all certificates, contracts, obligations and other instruments of the Corporation. Any Vice President shall perform such other duties and may exercise such other powers as from time to time may be assigned to him by these Bylaws or by the Board of Directors or by the Executive Committee or by the President. Any Vice President designated as an Executive Vice President shall perform such other duties and may exercise such other powers as from time to time may be assigned to him by these bylaws or by the Board of Directors or the Executive Committee or by the President including designation as chief operating officer. (amended 4/24/90)

Section 6. Treasurer. The Treasurer shall sign such checks, vouchers and other documents as may require his signature and shall perform such other duties as the Executive Committee or the Board of Directors may from time to time assign to him. In the absence of the Secretary he shall have power to countersign with the President or Vice President, stock certificates of the Corporation.

Section 7. Secretary. The Secretary shall affix his signature upon all instruments as require his signature and shall attest to the corporate seal when such attestation is necessary. He shall keep a record of all of the meetings of the shareholders and directors, shall sign all stock certificates, and, in general, shall perform all such duties as are customarily required of the Secretary of an insurance company, together with such other duties as may be required of him from time to time by the Board of Directors or the Executive Committee.

Section 8. Controller. The Controller shall examine and certify the accounts of the corporation and shall report to the Board of Directors or to the Executive Committee or to such officer as the Board of Directors may require.

Section 9. Reports. It shall be the duty of the President to submit annual reports to the shareholders and to the directors showing the financial condition of the Corporation, its progress, and such other matters as he may determine of interest. In addition thereto, the Board of Directors may require any officer of the Corporation at any time to make a complete report regarding the business of his office.

Section 10. Facsimile Signatures. The signatures of the President and Secretary of this Corporation, whenever required to be affixed to any policy of insurance issued by the corporation may be by facsimile signature which may be printed or otherwise affixed to such policy or policies.

                                   ARTICLE IV

                                SHARES OF CAPITAL

Section 1. Certificates of Shares. Bound books of certificates of shares of capital of the form and tenor prescribed by the Board of Directors shall be placed and held in the custody of the Secretary of the Corporation. The name of the person owning the shares represented thereby with the number of shares and the date of issue shall be entered on the Company's books.

Section 2. Transfer of Shares. Shares in the capital of the Company shall be transferred only on the books of the Company by the holder thereof in person or by his attorney upon surrender and cancellation of certificates for a like number of shares.

Section 3. Registered Holder. The Company shall be entitled to treat the registered holder of any certificates as the absolute holder thereof, and shall not be bound to recognize any equitable or other claim to or interest in such certificate, except as expressly provided by law.

Section 4. Regulations with Respect to Transfer. The Board of Directors or the Executive Committee shall have power and authority to make all such rules and regulations as respectively as they may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital of this Company.

Section 5. Lost Certificates. Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of that fact, and advertise the same in such manner as the Board may require, and shall give the Company a bond with surety satisfactory to the Board in at least double the par value of such certificate before a certificate of the same tenor and effect as the one alleged to be lost or destroyed shall be issued.

Section 6. Corporate Seal. The Board of Directors shall provide a suitable seal containing the name of the Company, which seal shall be in charge of the Secretary and shall be impressed on each certificate of shares.

Section 7. Signatures. All certificates of shares shall be signed by the President or a Vice President, and by the Secretary or the Treasurer, or an Assistant Secretary or an Assistant Treasurer.


                                    ARTICLE V

Amendments. The Board of Directors shall have power to make, amend or repeal the Bylaws of the Company by a vote of the majority of the Directors at any regular or special meeting of said Board.

                                   ARTICLE VI

Fiscal Year. The fiscal year of the Corporation shall be from January 1 to the succeeding December 31 of each year.



                                   ARTICLE VII

Indemnification of Directors and Officers. The corporation shall indemnify any and all of its present and future directors and officers and any person who at any time may serve or have served, at its request, as a director or officer of another corporation in which it owns shares of capital stock, or of which it is a creditor, and the heirs, executors, and administrators of any such director, officer or other person, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, by reason of being or having been directors or officers of the corporation or of such other corporation provided that no indemnification may be made to or on behalf of any director or officer if a judgement or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. In the event of a settlement of any such action, suit or proceeding, indemnification shall be provided only in connection with such matters covered by the settlement as to which the corporation is advised by counsel that the person to be indemnified did not commit such a breach of duty. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any Bylaw, agreement, vote of shareholders, or otherwise. (amended 4/9/99)

         I, Stephen P. Horvat, Jr., hereby certify that I am Secretary of North American Company for Life and Health Insurance of New York, a corporation organized under the laws of the State of New York and that the foregoing is a true, correct and complete copy of the Bylaws of the corporation as amended to the date of this Certificate.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of North American Company for Life and Health Insurance of New York, this23rd day of October, 2002.

                                    /s/
                                    Stephen P. Horvat, Jr., Secretary
                                    North American Company for Life and Health
                                    Insurance of New York

                                POWER OF ATTORNEY

The undersigned directors and officers of North American Company for Life and Health Insurance of New York, an New York corporation (the "Company"), hereby constitute and appoint Stephen P. Horvat Jr., and Therese M. Michels, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance or annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and him or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this _____day of ________________ 2003.

SIGNATURE                           DATE             SIGNATURE                          DATE

/s/                                 8/ 7 /03         /s/                                8/21/03
----------------------------------- --------         -------------------------------    -------
Michael M. Masterson                                 Fletcher Hodges III



/s/                                 8/ 8 /03         /s/                                 8/15/03
----------------------------------- --------         -------------------------------------------
John A. Sivright                                     Morton E. Spitzer



/s/                                 8/ 8 /03         /s/                                8/ 5 /03
----------------------------------- --------         -------------------------------------------
Michael A. Temple                                    Thomas M. Meyer



/s/                                 8/ 8 /03
----------------------------------- --------
Robert W. Korba
